Exhibit 99.25

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

National Instrument 43-101 Technical Report Idaho Cobalt Project Lemhi County, Idaho USA

Prepared for

Neil Prenn, P.E. Allan V. Moran C.P.G.
775-856-5700 210 South Rock Blvd. Reno, Nevada 89502 FAX: 775-856-6053

MINE DEVELOPMENT ASSOCIATES
MINE ENGINEERING SERVICES

TABLE OF CONTENTS
Section				Page
1.0	SUMMARY			1
	1.1	Introduction		1
	1.2	Property, Mining Rights and Location		2
	1.3	Geology and Mineralization		2
	1.4	Exploration		3
	1.5	Deposit Resources		3
	1.6	Reserves		5
	1.7	Summary and Recommendations		5

2.0	INTRODUCTION AND TERMS OF REFERENCE			6
	2.1	Terms of Reference and Purpose of Report		6
	2.2	Sources of Information and Data		7
	2.3	Field Involvement by Report Authors		7
		2.3.1	Neil B. Prenn, P.E	7
		2.3.2	Allan V. Moran, C.P.G	7
	2.4	Definitions of Terms		7
		2.4.1	Units of Measure	7
		2.4.2	Acronyms	8
		2.4.3	Glossary of Mining, Geological and Other Technical Terms	9

3.0	DISCLAIMER			11

4.0	PROPERTY DESCRIPTION AND LOCATION			12
	4.1	Documentation of the Status of the Mineral Claims		12
	4.2	Exceptions to Title Opinion		19
	4.3	Requirements to Maintain the Claims in Good Standing		21
	4.4	Environmental Liabilities		21
	4.5	Permits and Licenses		21

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
	PHYSIOGRAPHY			23
	5.1	Access		23
	5.2	Physiography and Climate		23
		5.2.1	Physiography	23
		5.2.2	Climate	23
		5.2.3	Vegetation	26
	5.3	Local Resources and Infrastructure		27

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		6.6.2	Labor Requirements		65
		6.6.3	Historic Mine Operating Cost Estimate		69
			6.6.3.1 Mining		69
			6.6.3.1.1	Aerial Tram Operation and Road Maintenance	72
			6.6.3.1.2	Filtered Tailings Placement	72
			6.6.3.1.3	Electrical Power	73
			6.6.3.1.4	Diesel Fuel	73
			6.6.3.1.5	Mill	73
			6.6.3.1.6	Hydrometallurgical Plant	73
			6.6.3.1.7	General and Administrative	74
		6.6.4	Total Operating Cost		75
	6.7	Historic Project Economics (2001 pre-feasibility)			76
		6.7.1	Project Economics Summary		77

7.0	GEOLOGICAL SETTING				82
	7.1	Regional Geology			82
	7.2	Local Geology			85
		7.2.1	Lithology and Stratigraphy		85
		7.2.2	Structural Geology of the Deposits		85
		7.2.3	Alteration		86
	7.3	Mineralization			86
		7.3.1	Sunshine Deposit		88
		7.3.2	Ram Deposit		93
		7.3.3	Other Deposits		96
	7.4	Geochemistry			98

8.0	DEPOSIT TYPES				100

9.0	MINERALIZATION				101

10.0	EXPLORATION				102

11.0	DRILLING				105
	11.1	Drilling Done for Blackbird Mining Company (Noranda Exploration Inc.)			105
		11.1.1	Core Logging		105
		11.1.2	Geotechnical Logging		105
	11.2	Drilling Done for Formation Capital Corporation			107

12.0	SAMPLING METHOD AND APPROACH				109
	12.1	Core Recovery			109

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY				110
	13.1	Quality Control Procedures (QA/QC)			110
	13.2	Sample Security			112
	13.3	ISO 9000 Certification			112
Section					Page
14.0	DATA VERIFICATION				113
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15.0	ADJACENT PROPERTIES				116
	15.1	Blackbird Mine			116
		15.1.1	Blackbird Reserve Estimate, 1982		116
			15.1.1.1	Reconciliation of Terms	118
			15.1.1.2	Summary of BMC Estimates	118
		15.1.2	Blackbird Mine Site Cleanup		119

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING				122
	16.1	Introduction			122
	16.2	Mineralogy			122
	16.3	Prior Testwork			123
	16.4	Pre-Feasibility Metallurgical Testing and Process Optimization			123
	16.5	Feasibility Metallurgical Testwork			125
		16.5.1	Introduction		126
		16.5.2	Sample Receipt and Preparation		126
		16.5.3	Grind Index Determinations		127
			16.5.3.1	Abrasion Index	127
			16.5.3.2	Bond Ball Mill Work Index	127
		16.5.4	Laboratory Flotation Procedures		128
		16.5.5	Sample Fineness versus Grind Time Determination		128
		16.5.6	Flotation Testing		129
			16.5.6.1	Flowsheet and Reagent Scheme Development	129
			16.5.6.2	Rougher Flotation Reagent Addition	130
			16.5.6.3	Cleaner Flotation	131
		16.5.7	Locked Cycle Testing		132
	16.6	Hydrometallurgical Testing:			132
		16.6.1	Hydrometallurgical Plant – Concentrate Treatment		133

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES				134
	17.1	Mineral Resource Estimates			134
		17.1.1	Data Acquisition		134
		17.1.2	Sunshine Deposit		134
			17.1.2.1	Sunshine Data Base and Assay Statistics	135
			17.1.2.2	Geochemistry of the Sunshine Deposit	135
			17.1.2.3	Specific Gravity	136
			17.1.2.4	Sunshine Resource Method	136
			17.1.2.5	Sunshine Resource Estimate - 2005	139
		17.1.3	Ram Deposit		142
			17.1.3.1	Geochemistry of the Ram Deposit	143
			17.1.3.2	Specific Gravity	144
			17.1.3.3	Ram Resource Method	144
			17.1.3.4	Ram Resource Estimate - 2005	149
Section					Page
18.0	INTERPRETATION AND CONCLUSIONS				157
	18.1	Opportunity			157
	18.2	Project Risks			157

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		18.2.1	Price Fluctuation	157
		18.2.2	Resource and Reserve Definition	158
		18.2.3	Unforeseen Problems	158
		18.2.4	Geotechnical Conditions	158
		18.2.5	Metallurgical Characteristics	158
		18.2.6	Environmental Considerations	159

19.0	OTHER RELEVANT DATA AND INFORMATION			160
	19.1	Permitting and Environmental		160
		19.1.1	General	160
		19.1.2	Issues	160
		19.1.3	Permits Required	161
		19.1.4	Mining and Milling Operation	161
		19.1.5	Hydrometallurgical Processing Operation	162
		19.1.6	Permitting Process (General)	162
		19.1.7	Environmental	166
	19.2	Sunshine Silver-Gold Refinery and Hydrometallurgical Plant		166

20.0	RECOMMENDATIONS			167
	20.1	Feasibility Program		167
	20.2	Exploration Drilling		167
	20.3	Other Geological Work		168
	20.4	Budget		168

21.0	REFERENCES			169

22.0	CERTIFICATE OF AUTHORS			172

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LIST OF TABLES
Table			Page
Table	1.1	Idaho Cobalt Project Deposit Resources @ 0.20 and 0.30% Co Cutoff	4
Table	4.1	Claims Comprising the Idaho Cobalt Project	14
Table	4.2	Idaho Cobalt Project Bonding for Exploration	22
Table	6.1	Summary of 1997 Historic Sunshine Reserve Estimates	31
Table	6.2	1998 Historic ICP Deposit Resource Estimate – Formation Capital	31
Table	6.3	Idaho Cobalt Project Drill Summary-(2001 Historic Resource Estimate)	32
Table	6.4	Historic Measured and Indicated Ram Resources Estimate at 0.3% Co Cutoff – 2001	32
Table	6.5	Historic Inferred Ram Deposit Resource Estimate at 0.30% Co Cutoff – 2001	33
Table	6.6	Tonnage Factor Summary - Idaho Cobalt Project	33
Table	6.7	Historic Idaho Cobalt Project Diluted Measured and Indicated Resources - 2001	35
Table	6.8	Historic Idaho Cobalt Project Diluted Inferred Resources - 2001	35
Table	6.9	1998 Historic Idaho Cobalt Project Proven and Probable Reserve Estimate	37
Table	6.10	Historic Idaho Cobalt Project Reserves (Case 1A material)	38
Table	6.11	Historic General and Administrative Labor Estimate	51
Table	6.12	Idaho Cobalt Project Historic Capital Estimate Case 1B	53
Table	6.13	Idaho Cobalt Project Historic Capital Estimate Case 2B	54
Table	6.14	Historic Capital Cost Summary (US $000’s)	54
Table	6.15	Historic Site and General Capital Cost (US $000’s)	55
Table	6.16	Idaho Cobalt Project – Historic Mine Development Capital Case 1B –
		Proven and Probable Only (US $000’s)	56
Table	6.17	Idaho Cobalt Project – Historic Mine Development Capital Case 2B –
		With Inferred Material (US $000’s)	56
Table	6.18	Mine Facilities Historic Capital Cost Estimate by Year (US $000’s)	57
Table	6.19	Historic Mine Equipment Capital Cost Estimate by Year (US $000’s)	58
Table	6.20	Historic Mine Capital Expenditure by Year Case 1B (US $000’s)	59
Table	6.21	Historic Pre-production Mining Cost (US $000’s)	59
Table	6.22	Historic Mill Facilities and Equipment (US $000)	60
Table	6.23	Historic Filtered Tailings Facility and Water Management Reservoir Estimate	61
Table	6.24	Historic Infrastructure Facilities and Equipment Capital Cost (US $000)	62
Table	6.25	Historic Cobalt Hydromet Plant (US $000)	63
Table	6.26	Historic Construction Period Owner’s Costs (US $000’s)	64
Table	6.27	Historic Closure Costs (US $000’s)	64
Table	6.28	Historic Idaho Cobalt Project Estimate Operating Cost Per Ton Ore (US $)	65
Table	6.29	Historic Project Labor Requirements	66
Table	6.30	Historic Idaho Cobalt Project On-Site Staff Estimate	67
Table	6.31	Historic Idaho Cobalt Project On-Site Hourly Labor Estimate	68
Table	6.32	Historic Hydrometallurgical Plant Manpower Estimate	69
Table	6.33	Summary of Historic Mining Cost Estimate	70
Table	6.34	Historic Mine General and Administrative Cost Estimate	70
Table	6.35	Historic Mine Maintenance General and Administrative Cost Estimate	71
Table	6.36	Historic Plant Operating Cost Estimate	73
Table	6.37	Historic Hydrometallurgical Plant Operating Cost	74
Table	6.38	Historic General and Administrative Labor Estimate (US $000’s)	75
Table			Page

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Table	6.39	Historic General and Administrative Cost Estimate	75
Table	6.40	Historic Idaho Cobalt Project Estimated Operating Cost Per Ton Ore (US $/ton)	76
Table	6.41	Historic Idaho Cobalt Project Estimated Operating Cost per Pound of Cobalt	76
Table	6.42	Idaho Cobalt Project – Historic Pretax Net Present Value (8%)	77
Table	6.43	Idaho Cobalt Project – Historic Pretax Internal Rate of Return	77
Table	7.1	Stratigraphy of the Sunshine Deposit	90
Table	7.2	Stratigraphy of the Ram Deposit	95
Table	7.3	2004 Ram Drilling – Anomalous Geochemistry	99
Table	7.4	2004 Ram Drilling – Correlation Coefficients	99
Table	11.1	ICP Drilling Summary	105
Table	13.1	Check Samples, Blanks and Standards Pre-1999	111
Table	13.2	Standard and Blank Samples, 1999 Ram Drilling Program	111
Table	13.3	Metallurgical Composites Grades - 2004	112
Table	14.1	Ram Assay Database – Summary Statistics by Horizon (Main & FW zones)	114
Table	15.1	Summary of 1982 Blackbird Mine Insitu Ore Reserve Estimate	119
Table	16.1	Comparative Flotation Results	125
Table	16.2.	Composite and Variability Samples Received	126
Table	16.3.	Chemical Head Analyses	127
Table	16.4.	Summary of Abrasion Indices	127
Table	16.5.	Comparison of Size Analyses of Bond Work Index Feeds	128
Table	16.6.	Bond Ball Mill Work Index Summary	128
Table	16.8.	Baseline Flotation Conditions	129
Table	16.9.	The Effect of Primary Grind Time on Metallurgical Response	130
Table	16.11.	The Effect of 50g/t Collector Addition to The Regrind	131
Table	16.12. Batch and Locked Cycle Tests - Metallurgical Results, Projected Balance		132
Table	17.1	Descriptive Statistics of the Sunshine Sample Database	135
Table	17.2	Tonnage Factor Summary for Sunshine Deposits	136
Table	17.3	Sunshine Samples Cut Prior to Compositing	139
Table	17.4	Sunshine Horizon 1001 Resource Estimate (Hanging Wall Zone	139
Table	17.5	Sunshine Horizon 1003 Resource Estimate (Main Zone)	140
Table	17.6	Sunshine Horizon 1007 Resource Estimate	140
Table	17.7	Sunshine Horizons 1001; 1003; and 1007 Resource Estimate	141
Table	17.8	Sunshine Horizon 1001, 1003 and 1007 Measured and Indicated Resources	141
Table	17.9	Sunshine Historic Resource Estimate (0.20% Co Cutoff)	142
Table	17.10	Ram Main & Footwall Horizon Orientations	143
Table	17.11	Tonnage Factor Summary for Ram Deposit	144
Table	17.12	Ram 3010 Horizon Resources	150
Table	17.13	Ram 3012 Horizon Resources	150
Table	17.14	Ram 3013 Horizon Resources	151
Table	17.15	Ram 3021 Horizon Resources	151
Table	17.16	Ram 3022 Horizon Resources	152
Table	17.17	Ram 3023 Horizon Resources	152
Table	17.18	Ram Resources	153
Table	17.19	Historic 2001 Pre-feasibility Measured and Indicated Ram Resource Estimate	153
Table			Page
Table	17.20	2005 Measured and Indicated Ram Resource Estimate @ 0.30% Co Cutoff	154

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Table 17.21		2005 Measured and Indicated Project Resource Estimate @ 0.20 and 0.30% Co Cutoff 155
Table 17.22 2005 Inferred Project Resource Estimate @ 0.30% Co Cutoff			156
Table 19.1		Permitting Related Backup Documents	165

LIST OF FIGURES
Figure			Page
Figure	4.1	Project Location Map	17
Figure	4.2	Idaho Cobalt Project - Claims Map	18
Figure	5.1	Idaho Cobalt Project – Access Map	25
Figure	6.1	General Project Map –Idaho Cobalt Project	38
Figure	6.2	Historic Distribution of Stope Width	72
Figure	6.3	Idaho Cobalt Project – Historic Net Present Value Estimate	78
Figure	6.4	Idaho Cobalt Project – Historic Pretax Internal Rate of Return Estimate	79
Figure	6.5	Idaho Cobalt Project Case 1B	80
Figure	6.6	Idaho Cobalt Project Case 1B (>$100NSR-PP) Sensitivity – IRR	80
Figure	6.7	Idaho Cobalt Project Case 2B	80
Figure	6.8	Idaho Cobalt Project Case 2B	81
Figure	7.1	Regional Geology	84
Figure	7.2	Local Geology	87
Figure	7.3	Sunshine Deposit Cross Section	91
Figure	7.4	East Sunshine Deposit Cross Section	92
Figure	7.5	Ram Deposit Cross Section	97
Figure	11.1 Sunshine Deposit Drill Hole Locations		106
Figure	11.2 Ram Deposit Drill Hole Locations		106
Figure	14.1 Co Grade Distribution in Drilling		115
Figure	17.2 QQ Plot of Assay Data in Sunshine Zones 1001; 1003; and 1007		137
Figure	17.3 Sunshine 1003 Horizon		138
Figure	17.4 Ram Cobalt QQ Plot		146
Figure	17.5 Ram Copper QQ Plot		147
Figure	17.6 Ram Gold QQ Plot		148
Figure	17.7 Ram 1023 Horizon		149

LIST OF APPENDICES

Appendix A: The Cobalt Market

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MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

1.0 SUMMARY

The Idaho Cobalt Project is an advanced stage development property with established cobalt-copper-gold mineral resources. A pre-feasibility study was completed on the project during 2001 with positive results. A final bankable feasibility study is in progress and is projected to be completed during the third quarter 2005. The operation envisioned is an 800 tpd underground mine with onsite processing plant and offsite cobalt hydrometallurgical facility. The Idaho Cobalt Project is 100% owned by Formation Capital Corporation US, a Nevada Corporation with offices in Salmon. The Hydrometallurgical facility and precious metal refinery are 100% owned by Formation Chemicals Inc., an Idaho company with offices in Kellogg, Idaho. These two corporations are 100% owned by Formation Capital Corporation, a Toronto Stock Exchange listed company based in Vancouver, B. C., Canada.

The Idaho Cobalt Project consists of approximately 2500 acres of unpatented mining claims in the historic Blackbird Co-Cu district of east-central Idaho. Drilling by Formation Capital Corporation since 1995 has defined cobalt-copper-gold (Co-Cu-Au) mineralization in several sub-parallel tabular moderately dipping horizons in two deposits, the Sunshine and Ram deposits. Measured and Indicated mineral resources for both deposits, at a 0.20% Co cutoff total 2.282 million tons grading 0.596% Co, 0.56% Cu, and 0.014 oz Au/ton; based on 163 drill holes totaling 104,798 feet. There have been two pre-feasibility level studies of the Idaho Cobalt Project, most recently in 2001. This Technical Report is a summary of past and recent work on the Idaho Cobalt Project.

1.1 Introduction

Formation Capital Corporation (Formation Capital) has asked Mine Development Associates (MDA) to prepare a NI 43-101 compliant technical report of Formation Capital’s Idaho Cobalt Project located in Lemhi County, Idaho, U.S.A.

The purpose of this report is to present the known information about the Idaho Cobalt Project in a format suitable for release to the public according to the requirements of Canadian National Instrument 43-101 and its companion policy. This report incorporates a summary of historical information, aspects of the MDA 2001 pre-feasibility engineering report, drilling completed by Formation Capital in 2004, and an updated resource estimate for the property, completed in March, 2005. The 2001 report was an update and expansion of Idaho Cobalt Project work done by MDA in 1998 (resource estimate and pre-feasibility study), and in 1999 (review of alternative mining strategies). The metal price and production cost assumptions built into the conversion of the resource estimates to reserve estimates in 2001 are in the process of being updated with a feasibility study, and as such, reserves are not stated for the Idaho Cobalt Project in this report except from an historical perspective in Section 6.0 (History). Progress made by Formation Capital on other fronts since 2001 is updated in this report. These include progress

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with permitting, the acquisition of a hydrometallurgical plant, the drilling in 2004 of 28 core holes for 24,869 feet, and a 2005 updated resource estimate for the Sunshine and Ram deposits. A bankable feasibility study for the project is expected to be completed during the third quarter of 2005.

1.2 Property, Mining Rights and Location

The Idaho Cobalt Project consists of 145 unpatented lode mining claims located in east-central Idaho, approximately 26 miles west of the town of Salmon, as shown on the location map in Figure 4.1. The property covers about 2,524 acres centered upon 45° 07' 50" North latitude 114° 21' 42" West longitude. It is within the Gant Mountain 7.5 minute quadrangle of the USGS Topographic Map Series.

Table 4.1 lists the claims that comprise the Idaho Cobalt property and Figure 4.2 shows the claim location. Details of the property holdings and requirements for maintenance of Formation Capital’s mineral rights are provided in Section 4.0. The claims comprising the property are ordinary unpatented mining claims, subject to those federal, state and local regulations that normally apply to such claims in the United States. Property holding costs were some $18,200 in 2004.

1.3 Geology and Mineralization

The Idaho Cobalt Project is situated in the Idaho Cobalt Belt, a 30 – 35 mile long metallogenic district characterized by stratiform copper-cobalt deposits (Staargaard, 1996). The deposits are hosted by a thick, dominantly clastic sequence of Middle Proterozoic age rocks sandwiched between late Proterozoic quartz monzonitic intrusions. The clastic sediments were deposited in a large fault-bounded basin, probably as large submarine fan complexes and/or deltaic aprons that were frequently “drowned” by continuing subsidence within the basin. All significant copper-cobalt deposits and occurrences are found in the Proterozoic age Yellowjacket Formation, which constitutes the base of this marine sedimentary sequence.

The structure of the Yellowjacket Formation is dominated by a regional rift structure. Cobalt-copper-gold mineralization lies adjacent to a northwest-southeast trending structure parallel to and west of the central axis of the rift. The district has also been affected by major northeasterly trending faults.

A number of significant stratiform cobalt-copper-gold deposits and prospects define the Idaho Cobalt Belt. They are associated with two or more distinctive, regional stratigraphic horizons within the Yellowjacket Formation.

Mineralization at the Idaho Cobalt Project is characterized as syngenetic, stratiform, exhalative deposits within, or closely associated with, the mafic sequences of the middle unit of the Yellowjacket Formation. The deposits range from nearly massive to disseminated. Some cross-cutting mineralization is present that may be in feeder zones to the stratiform mineralization. Dominant ore minerals include cobaltite (CoAsS) and chalcopyrite (CuFeS2), with lesser, variable occurrences of gold (Au). Other minerals present in small quantities are pyrite (FeS2), pyrrhotite (Fe1-xS), arsenopyrite (FeAsS), linnaeite ((CoNi)3S4), loellingite (FeAs2), safflorite (CoFeAs2), enargite (Cu3AsS4) and marcasite (FeS2).

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Alteration minerals or types associated with the mineralization include tourmaline, ankerite, biotite, chlorite, muscovite and silicification. The alteration is mostly stratabound and coextensive with the mineralization, though tourmaline and ankerite alteration may extend several thousands of feet beyond the mineralization.

The deposits comprising the Idaho Cobalt Project belong to a class of deposits variably described as “Blackbird Co-Cu” (Evans et. al., 1986) or “Blackbird Sediment-hosted Cu-Co” (Hõy, 1995). The Idaho Cobalt Project lies in the type locality for these deposits and includes some of these type deposits.

1.4 Exploration

Formation Capital has defined through drilling since 1995, two areas of Co-Cu-Au mineralization, referred to as the Sunshine and Ram. A total of 139 holes for 88,606 total feet of core drilling by Formation Capital (163 holes totaling 106,432 feet for the entire database), has defined mineralization in multiple sub-parallel zones of Co-Cu-Au mineralization that are stratiform in nature. The multiple sub-parallel zones, or horizons, comprise the Sunshine and Ram deposits as further described in Sections 7.0 (Geologic Setting) and 17.0 (Mineral Resource Estimates). The larger Ram Deposit consists of five hangingwall horizons, a main zone comprised of three horizons, and three footwall horizons. The Ram main zone horizons, which are the most extensive, typically have mineralized dimensions of 2000-3000 feet in strike extent, by 500-900 feet in vertical extent, and true widths that average about 8 feet (true widths ranges of less than 3 feet to greater than 20 feet for horizon 3023). These sub-parallel horizons generally strike N15W and dip 50-60 degrees to the northeast, and have been drill tested to depths of 1,200 feet vertically. The Sunshine deposit consists of three horizons which have similar strike and dips, but are generally thinner and somewhat less extensive than the Ram main zone.

1.5 Deposit Resources

The most recent drilling to expand the resources was conducted in 2004, and MDA has completed (Prenn, 2005) an updated resource estimate for the Idaho Cobalt Project. The results are a nearly doubling of the 1998 Measured and Indicated Resources, the bulk of those resource additions coming from the Ram deposit. MDA’s methodology and parameters used for the resource estimations are further detailed in Section 17.0 (Mineral Resource and Mineral Reserve Estimates) of this report. Resources have been estimated for multiple mineralized horizons in two mineralized deposits, the Sunshine and Ram deposits. Table 1.1 lists the current combined Measured and Indicated Resources for the Sunshine and Ram deposits. Individual tabulations of Measured, Indicated, as well as Inferred resources are also tabulated and presented in Section 17 of this report.

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Table 1.1 Idaho Cobalt Project Deposit Resources @ 0.20 and 0.30% Co Cutoff Measured and Indicated Undiluted Resources (2005)

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Mineralized horizons have not been confined by drilling, as many of the more continuous mineralized horizons are open at depth, beyond most current drilling, and along strike.

1.6 Reserves

Prior work by MDA and Formation Capital staff resulted in the estimation of reserves; most recently as part of an MDA pre-feasibility study in 2001(Prenn, 2001). Those historic reserve estimates are listed in Section 6.0 (History), for documentation purposes only. Updated reserves for the project will be available after completion of the feasibility study likely to occur in September, 2005. Formation Capital has continued with permitting efforts for the Idaho Cobalt Project, and has submitted to the USFS (February 2005) a proposed Plan of Operations to allow for development and mining at the Idaho Cobalt Project. The Plan of Operations is currently in the review process. Mining dilution and recovery of the resources and development and mining costs will be evaluated during the feasibility study.

1.7 Summary and Recommendations

The Idaho Cobalt Project is an advanced stage Co-Cu-Au development property with defined resource in two deposits, in an area of historical mining. Previous work has defined many of the parameters that would allow for development and mining. A full bankable feasibility study is in progress, and Formation Capital anticipates it will be completed during the third quarter of 2005. A program of permitting is underway, as outlined in 19.0 of this report. A permit application has been submitted to complete an underground decline to investigate the rock quality and mineralization.

In support of Formation Capital’s plan to complete a feasibility study, the following are suggested to be completed in parallel with the feasibility study:

  Complete an exploration decline upon granting of the permit to further investigate the rock quality, mineralization, and character of the in-place material compared to drilling. The fact that considerable mining has been completed on a neighboring property should be taken into account when planning the exploration decline;
  Complete an in-fill drill program at the south end of Ram deposit (5-8 holes) to confirm grade continuity on tighter drill hole spacing to provide additional confidence of inferred materials.
  Develop a long term relationship with cobalt end users
  Complete additional metallurgical testing for the optimization of Formation Capital’s hydrometallurgical plant

This recommended program is described in Section 20.0. It is estimated that it will cost $3.5 to $4.5 million dollars to complete, most of which will be expenditures for engineering aspects of the feasibility study now in progress.

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2.0	INTRODUCTION AND TERMS OF REFERENCE

2.1	Terms of Reference and Purpose of Report

Formation Capital Corporation (Formation Capital) has asked Mine Development Associates (MDA) to prepare a technical report based on MDA’s 2001 pre-feasibility study of Formation Capital’s Idaho Cobalt Project in Lemhi County, Idaho, U.S.A., and to include an updated resource based on 2004 drilling.

In 1998 the technical staff of Formation Capital completed a resource estimate (Formation Capital Corporation, US Field Staff, 1998). MDA audited Formation Capital’s estimate of the Idaho Cobalt Project (then Sunshine project) resources in June, 1998. For the audit, MDA visited the Formation Capital field office in Salmon, Idaho, reviewed all the data, reviewed and checked original assays and the digital database, reviewed and sampled some of the core, and visited both Formation Capital’s property and the adjacent Blackbird Mine property. The audited resources were incorporated into a pre-feasibility study (Prenn, October 1998).

In October 1999 Formation Capital proposed some alternative mining and operating strategies that might reduce costs, and MDA responded with a memo showing how the alternative strategies might affect costs (Prenn, 1999a). In December 1999 Mine Development Associates issued an update to the reserve and economic estimates (Prenn, 1999b).

In May of 2001 Mine Development Associates updated the pre-feasibility study (Prenn, 2001), with new information, including 11 exploration drill holes completed in 1999, and 8 holes drilled in 2000 to obtain samples for metallurgical testing. MDA prepared resource and reserve estimates for the Ram main and footwall zones, based on a pre-feasibility study completed during 2001.

This report incorporates much of the 2001 pre-feasibility report (see Section 6.3 through 6.9 of the History section of this report). The information and assumptions incorporated into the 2001 resource estimates are in need of updating. Metal prices have improved since 2001, and the resource estimates have changed. These and other factors will be evaluated in a feasibility study planed for completion in the second half of 2005.

Progress made by Formation Capital on other fronts since 2001 is updated in this report. These include progress with permitting, the acquisition of a hydrometallurgical plant, and 24,864 feet of drilling in 28 holes at the Ram deposit in 2004. The resource has been updated by MDA as a result of the 2004 drilling (Prenn, 2005).

The purpose of this report is to present a summary of the new project resources and summarize historical project information for the Idaho Cobalt Project, in a format suitable for release to the public according to the requirements of Canadian National Instrument 43-101 and its companion policy.

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2.2 Sources of Information and Data

This report relies heavily on information provided to MDA by Formation Capital. It also makes use of technical information provided by other professionals, as described:

Input to the 1998 pre-feasibility study was provided by Dr. Corby Anderson of The Center for Advanced Mineral and Metallurgical Processing (mill and hydrometallurgical plant design), David Drips of Mineral Resources Engineering (mine plan review), Steve Thomas (capital and operating cost review), Brent Bailey (permitting time and cost estimates), Dave Stone of MineFill Services (geotechnical and tailings dam cost estimates) and Patrick Fadyshen of NiCo Metal Sales Inc. (cobalt market evaluation).

In the 2001 pre-feasibility report, input was provided by Dr. Corby Anderson of The Center for Advanced Mineral and Metallurgical Processing (mill and hydrometallurgical plant design and contribution to operating costs), Brent Bailey (permitting time and costs estimates), Dave Stone of MineFill Services (geotechnical and tailings dam cost estimates) and staff of Formation Capital Corporation (all aspects of the study).

The report also makes use of information from commercial suppliers of equipment and services, information available in the public domain, and to a minor degree, other sources. All information obtained from parties other than MDA is identified where it appears in the text and the sources are acknowledged. An extensive reference list is provided in Section 21.

Figures and Tables in this report are numbered in reference to the Section in which they occur, with the last digit representing the sequential numbering for those figures and tables.

2.3	Field Involvement by Report Authors

2.3.1	Neil B. Prenn, P.E.

Neil Prenn completed a number of site visits between 1997 and 2005; and is a “Qualified Person” for the purpose of this report.

2.3.2 Allan V. Moran, C.P.G.

Allan Moran has not participated in any of the field work incorporated into this report, nor has he visited the Idaho Cobalt Project in the field; and he is a “Qualified Person” for the purpose of this report.

2.4	Definitions of Terms

2.4.1	Units of Measure

Throughout this report, the units of measure used are those commonly employed in the United States for mineral engineering work. The metric system is not used. The following list of conversions is provided for the convenience of readers more familiar with the metric system.

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Linear Measure
1 inch (in.)		= 2.54 centimeters
1 foot (ft)		= 0.3048 meter
1 yard (yd)		= 0.9144 meter
1 mile (mi)		= 1.6093 kilometers
Area Measure
1 acre		= 0.4047 hectare
1 square mile	= 640 acres	= 259 hectares
Weight
1 short ton	= 2000 pounds	= 0.9072 tonne (metric ton)
1 pound	= 16 oz	= 0.454 kg	= 14.583 troy ounces
Analytical Values	percent	grams per	troy ounces per
		metric tonne	short ton
1%	1%	10,000	291.667
1 gm/tonne (g/t)	0.0001%	1	0.0291667
1 oz troy/short ton	0.003429%	34.2857	1

2.4.2 Acronyms

Frequently used acronyms are listed below.

AA	Atomic absorption spectroscopy
BMC	Blackbird Mining Company, jointly owned by Noranda Inc. and Hanna Mining
Company, formed for the purpose of operating the Blackbird Mine
BTE	Biotite-rich tuffaceous exhalative rock (see also STE)
CSB	Carbonate-stable bedrock
CLB	Carbonate-leached bedrock
CN	Cyanide
CNS	Cyanide soluble
CNSCu	Cyanide soluble copper
CV	Coefficient of variation (CV)
cy	Cubic yard
Formation Capital:		Formation Capital Corporation, and/or Formation Capital Corporation U.S.
g/t	Grams per tonne
LHD	Load-haul-dump vehicle
MDA	Mine Development Associates
NSR	Net Smelter Return (usually given as $/ton)

NPDES	As authorized by the Clean Water Act, the National Pollutant Discharge Elimination
System (NPDES) permit program controls water pollution by regulating point sources that discharge pollutants into waters of the United States. Point sources are discrete conveyances such as pipes or man-made ditches. In most cases, the NPDES permit

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program is administered by authorized states. As of 08 January 2004, Idaho is not an authorized state (source: http://cfpub.epa.gov/npdes/statestats.cfm).

opt	Ounces troy per short ton
OVB	Overburden
ppm	Parts per million
QQ	Quantile-Quantile Plot; plot defining and portraying sample populations
RQD	Rock Quality Designation (see Glossary, below)
STE	Siliceous tuffaceous exhalative rock (see also BTE)

2.4.3 Glossary of Mining, Geological and Other Technical Terms

adamellite	A medium- to coarse-grained igneous rock containing major plagioclase, orthoclase, and quartz, with minor biotite, hornblende, and accessory apatite, zircon, and opaque oxides.
anadromous fish	Anadromous fish spend most of their adult lives in salt water, and migrate to freshwater rivers and lakes to reproduce.
diamond drilling	In the mineral industry, “diamond drilling” is synonymous with “core drilling” and refers to drilling methods designed to produce a cylinder of rock cut from the sub-surface. It does not mean drilling done for the purpose of finding diamonds.
diaper	A spherical, elliptical, or teardrop-shaped body of flowing (ductile) solid rock which rises toward the surface due to its low density compared to that of the enclosing rocks.
diatreme	A breccia-filled (ie fragment-filled) volcanic pipe that was formed by a gaseous explosion.
dore	A mixture of gold and silver poured into molds when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.
electrowinning	An electrochemical process in which a metal dissolved within an electrolyte solution is plated onto an electrode. A metallurgical process used to recover metals such as cobalt, copper, gold, and nickel from solution in the leaching of ores, concentrates, precipitates, matte, etc.
exhalite	A term used to describe the geologic process of fluid “exhalations” (also volcanic rock exhalations) from the sea-floor that become chemical precipitates such as sulfides, and silica (and tuffaceous volcanic rocks). It is also used to describe the resulting rock derived from those exhalations that forms on the sea-floor and becomes part of the layered sedimentary strata.
lamproite	A group name for dark-colored shallow intrusive or extrusive rocks rich in potassium and magnesium.

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Laramide	A time of large-scale geological deformation, typically recorded in the eastern Rocky Mountains of the United States.
raffinate	In hydrometallurgy, an aqueous solution remaining after the metal has been extracted by the solvent; the tailing of the solvent extraction system.
Rock Quality Designation	As used at the Idaho Cobalt Project, the percentage of NQ-sized core four inches in length or longer in a drill run. NQ core is 1.875 inches (47.6 millimeters) in diameter.
slusher	A machine used for loading coal or rock by pulling an open-bottomed scoop back and forth between the face and the loading point by means of ropes, sheaves, and a multiple drum hoist. The filled scoop is pulled on the bottom to an apron or ramp where the load is discharged onto a car or conveyor.
stope	Any excavation in a mine, other than development workings, made for the purpose of extracting ore. The outlines of the orebody determine the outlines of the stope. The word is also used as a verb to describe breaking ground by drilling and blasting or other methods for the purpose of creating a stope.

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3.0 DISCLAIMER

MDA has relied on data and information provided by Formation Capital and many of the conclusions made in this report are based entirely on this data. Though MDA has reviewed much of the available data and visited the project site, these tasks are dwarfed by the amount of data that exists. That said, MDA believes the data presented by Formation Capital are generally an accurate and reasonable representation of the Idaho Cobalt Project.

Formation Capital has provided copies of legal documentation regarding the land position and unpatented mining claims covering the Idaho Cobalt Project. Although MDA is not a “Qualified Person” for assessing the validity of unpatented claims, Formation Capital has completed a due diligence review of the claims and has stamped copies of the payment of claim holding fees for 2004-2005 from the BLM and Lemhi County. The documentation provided by Formation Capital is referenced or included in Section 4.0 (Property Description and Location) of this report.

MDA did not investigate the environmental or social-economic issues associated with the Idaho Cobalt Project and the authors are not “Qualified Persons” for these issues. These issues are being addressed by the current permitting program of Formation Capital.

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4.0 PROPERTY DESCRIPTION AND LOCATION

The Idaho Cobalt Property consists of 145 unpatented lode mining claims located in east-central Idaho, approximately 25.8 miles west of the town of Salmon, as shown on the location map of Figure 4.1. The property covers 2,5241 acres centered upon 45° 07' 50" North latitude 114° 21' 42" West longitude. It is within the Gant Mountain 7.5 minute quadrangle of the USGS Topographic Map Series. (Pegg, 1997). More specifically the Idaho Cobalt Project unpatented mining claims are located in Sections 8, 9, 15, 16, 17, 20, 21, and 22, Township 21 North, Range 16 East. The claim block is within the Salmon-Cobalt Ranger District of the Salmon-Challis National Forest (Formation Capital, 2005); lands under surface-use administration by the United States Forest Service (USFS). Table 4.1 Lists the claims that comprise the Idaho Cobalt Project, and Figure 4.2 is a map showing location of the claims.

4.1 Documentation of the Status of the Mineral Claims

Ownership of unpatented mining claims in the U.S. is in the name of the holder (locator), with ownership of the minerals belonging to the United States of America, under the administration of the U.S. Bureau of Land Management (BLM). Under the Mining Law of 1872 which governs the location of unpatented mining claims on Federal lands, the locator has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the Federal government. It should also be noted that in recent years there have been U.S. Congressional efforts to change the 1872 mining law, to include the provision of federal production royalties; however, currently annual claim maintenance and filing fees are the only federal encumbrances to unpatented mining claims. Idaho BLM records of mining claims can be searched on-line at www.blm.gov/lr2000

Copies of individual unpatented mining claim notices and the detailed map showing their locations are on file with the BLM office in Salmon, Idaho, and with the Lemhi County Recorder’s office in Salmon, Idaho. The claim notices and maps on file with the BLM and Lemhi County constitute the legal descriptions of the unpatented mining claims; and the claim locations in the field take precedence should there be a discrepancy with descriptions or maps. The BLM serial numbers (IMC numbers) for each claim or claim group are listed in Table 4.1, and are sufficient information to identify specific claims and their detailed description and map which are on file.

The present Idaho Cobalt Project property position consists of 145 unpatented claims. Evidence of the current status of the claims has been obtained from the following documents:

A receipt for $20,375 issued by the United States Bureau of Land Management (BLM), acknowledging payment of the annual filing fees for 163 claims, with an attached list of claims, “Appendix A”. The receipt is dated August 26, 2004. The list of claims, prepared by Formation Capital, is date-stamped as having been received August 26, 2004 by the BLM. 145 of the claims comprise the Idaho Cobalt Property as listed in Table 4.1. The other 18 claims are in another area, are not part of the Idaho Cobalt Project. The total BLM fee for the Idaho Cobalt Project claims is $18,125.

1 ( area stated in Formation Capital’s BLM Plan of Operation dated Feb. 2005)

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An “Affidavit of Payment of Claim Maintenance Fees and Notice of intention to Hold unpatented Mining Claims”, prepared by Formation Capital and bearing a date-stamp by Lemhi County indicating that it was received September 17, 2004, with filing fees payment of $85.00. Appendix A to this document is identical to Appendix A of the document described above. A total of $76 is for the Idaho Cobalt Claims.

An electronic copy of a letter dated February 18, 2005 from the law firm of Marcus, Merrick, Christian & Hardee, LLP captioned “Re: Title opinion update for Lemhi County mining claims”. Item II of the title opinion states that “Based upon our examination of these sources, it is our opinion that the Claims have been recorded with the BLM and in Lemhi County, Idaho, and that record title to the Claims is vested as shown on Exhibit A hereto, subject to the exceptions stated herein.” (The exceptions are described in Section 4.2 of this report - MDA)

An electronic copy of a table prepared by Formation Capital labeled “Exhibit A”. The Table contains a listing of 163 claims, 145 of which are part of the Idaho Cobalt Project. This electronic copy of “Exhibit A” is presumed by MDA to correspond to Exhibit A of the title opinion described above.

An electronic copy of a Quitclaim Deed dated February 27, 2004, between Northwest Minerals Inc. (a Nevada Corporation), and Formation Capital Corporation U.S. (a Nevada Corporation), in consideration of the sum of $19,880.00; deeding 136 claims from Northwest Minerals Inc. to Formation Capital Corporation U.S.; date stamped as received by the Lehmi County Recorder on March 9, 2004 with filing fees paid of $15.00; and date stamped as received by the BLM on March 11, 2004 with filing fees paid of $680.00. MDA noted that 118 of the claims in “Exhibit A” to the Quitclaim Deed are with the same names and BLM serial numbers (IMC#) as the group of 145 claims which are part of the Idaho Cobalt Project. The 136 claims are denoted by MDA in Table 4.1 as “FCC” in the ownership column.

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Table 4.1 Claims Comprising the Idaho Cobalt Project

			BLM/IMC				BLM/IMC
Owner	Claim Name		#	County #	Owner	Claim Name	#	County #
FCC	SUN 1		174156	222991	FCC	LDC-1	174579	224140
FCC	SUN 2		174157	222992	FCC	LDC-2	174580	224141
FCC	SUN	3	174158	245690	FCC	LDC-3	174581	224142
	Amended
FCC	SUN 4		174159	222994	FCC	LDC-4	174582	224143
FCC	SUN 5		174160	222995	FCC	LDC-5	174583	224144
FCC	SUN 6		174161	222996	FCC	LDC-6	174584	224145
FCC	SUN 7		174628	224162	FCC	LDC-7	174585	224146
FCC	SUN 8		174629	224163	FCC	LDC-8	174586	224147
FCC	SUN 9		174630	224164	FCC	LDC-9	174587	224148
FCC	SUN	16	177247	245691	FCC	LDC-10	174588	224149
	Amended
FCC	SUN	18	177249	245692	FCC	LDC-11	174589	224150
	Amended
					FCC	LDC-12	174590	224151
FCC	SUN FRAC 1		176755	228059	FCC	LDC-13 Amended	174591	248718
FCC	SUN FRAC 2		176756	228060	FCC	LDC-14 Amended	174592	248719
					FCC	LDC-16	174594	224155
FCC	TOGO 1		176769	228049	FCC	LDC-18	174596	224157
FCC	TOGO 2		176770	228050	FCC	LDC-20	174598	224159
FCC	TOGO 3		176771	228051	FCC	LDC-22	174600	224161

					FCC	LDC FRAC 1 Amended	175880	248720
					FCC	LDC FRAC 2 Amended	175881	248721

					FCC	LDC FRAC 3 Amended	175882	248722
					FCC	LDC FRAC 4 Amended	175883	248723
					FCC	LDC FRAC 5 Amended	175884	248724
FCC	RAM 1		176757	228501	FCC	HZ 6	174644	224414
FCC	RAM 2		176758	228502	FCC	HZ 7	174645	224415
FCC	RAM 3		176759	228503	FCC	HZ 8	174646	224416
FCC	RAM 4		176760	228504	FCC	HZ 9	174647	224417
FCC	RAM 5		176761	228505	FCC	HZ 10	174648	224418
FCC	RAM 6		176762	228506	FCC	HZ 11	174649	224419
FCC	RAM 7		176763	228507	FCC	HZ 12	174650	224420
FCC	RAM 8		176764	228508	FCC	HZ 13	174651	224421
FCC	RAM 9		176765	228509	FCC	HZ 14	174652	224422
FCC	RAM 10		176766	228510	FCC	HZ 15	178085	231338
FCC	RAM 11		176767	228511	FCC	HZ 16	178086	231339
FCC	RAM 12		176768	228512	FCC	HZ 18	178087	231340
					FCC	HZ 19	174657	224427
FCC	RAM	13	181276	245700	FCC	HZ 20	174658	224428
	Amended

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			BLM/IMC				BLM/IMC
Owner	Claim Name		#	County #	Owner	Claim Name	#	County #
FCC	RAM	14	181277	245699	FCC	HZ 21	174659	224193
	Amended
FCC	RAM	15	181278	245698	FCC	HZ 22	174660	224194
	Amended
FCC	RAM	16	181279	245697	FCC	HZ 23	174661	224195
	Amended
					FCC	HZ 24	174662	224196
FCC	RAM FRAC 1		178081	245696	FCC	HZ 25	174663	224197
	Amended
FCC	RAM FRAC 2		178082	245695	FCC	HZ 26	174664	224198
	Amended
FCC	RAM FRAC 3		178083	245694	FCC	HZ 27	174665	224199
	Amended
FCC	RAM FRAC 4		178084	245693	FCC	HZ 28	174666	224200
	Amended
FCC	DEWEY FRAC		177253	248739	FCC	HZ 29	174667	224201
	Amended
FCC	HZ 1		174639	224173	FCC	HZ 30	174668	224202
FCC	HZ 2		174640	224174	FCC	HZ 31	174669	224203
FCC	HZ 3		174641	224175	FCC	HZ 32	174670	224204
FCC	HZ 4		174642	224176
FCC	HZ 5		174643	224413	FCC	HZ FRAC	177254	228967
FCC	JC 1		174631	224165	~~FCC~~	~~TINK 1~~	~~177010~~	~~228721~~
FCC	JC 2		174632	224166	~~FCC~~	~~TINK 2~~	~~177011~~	~~228721~~
FCC	JC 3		174633	224167	~~FCC~~	~~TINK 3~~	~~177012~~	~~228719~~
FCC	JC 4		174634	224168	~~FCC~~	~~TINK 4~~	~~177013~~	~~228718~~
FCC	JC 5 Amended		174635	245689	~~FCC~~	~~TINK 5~~	~~177014~~	~~228717~~
FCC	JC 6		174636	224170	~~FCC~~	~~TINK 6~~	~~177015~~	~~228716~~
FCC	JC FR 7		174637	224171	~~FCC~~	~~TINK 7~~	~~177016~~	~~228715~~
FCC	JC FR 8		174638	224172	~~FCC~~	~~TINK 8~~	~~177017~~	~~228714~~
FCC	JC 9		176750	228054	~~FCC~~	~~TINK 9~~	~~177018~~	~~228713~~
FCC	JC 10		176751	228055	~~FCC~~	~~TINK 10~~	~~177019~~	~~228712~~
FCC	JC 11		176752	228056	~~FCC~~	~~TINK 11~~	~~177020~~	~~228711~~
FCC	JC 12		176753	228057	~~FCC~~	~~TINK 12~~	~~177021~~	~~228710~~
FCC	JC 13		176754	228058	~~FCC~~	~~TINK 13~~	~~177022~~	~~228709~~
FCC	JC 14		177250	228971	~~FCC~~	~~TINK 14~~	~~177023~~	~~228708~~
FCC	JC 15		177251	228970	~~FCC~~	~~TINK 15~~	~~177024~~	~~228707~~
FCC	JC 16		177252	228969	~~FCC~~	~~TINK 16~~	~~177025~~	~~228706~~
					~~FCC~~	~~TINK 17~~	~~177026~~	~~228705~~
					~~FCC~~	~~TINK 18~~	~~177027~~	~~228704~~
FCC	GOOSE 2		175863	227302	FCC	SOUTH ID 1 Amended	175874	248725
FCC	GOOSE 3		175864	227285	FCC	SOUTH ID 2 Amended	175875	248726
FCC	GOOSE 4		175865	227286	FCC	SOUTH ID 3 Amended	175876	248727
FCC	GOOSE 6		175867	227282	FCC	SOUTH ID 4 Amended	175877	248717
FCC	GOOSE 7		175868	227283	FCC	SOUTH ID 5 Amended	176743	248715
FCC	GOOSE 8		175869	227284	FCC	SOUTH ID 6 Amended	176744	248716
FCC	GOOSE 10		175871	227279

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		BLM/IMC					BLM/IMC
Owner	Claim Name	#	County #	Owner	Claim Name		#	County #
FCC	GOOSE 11	175872	227280	FCC	CHELAN	NO.	1 175861	248345
					Amended
FCC	GOOSE 12	175873	227281
				FCC	Chip 1		184883	248956
FCC	GOOSE 13	176729	228028	FCC	Chip 2		184884	248957
FCC	GOOSE 14	176730	228029
FCC	GOOSE 15	176731	228030	FCC	JC 17		187091	259006
FCC	GOOSE 16	176732	228031	FCC	JC 18		187092	259007
FCC	GOOSE 17	176733	228032	FCC	JC 19		187093	259008
FCC	GOOSE 18	176734	228033	FCC	JC 20		187094	259009
FCC	GOOSE 19	176735	228034	FCC	JC 21		187095	259010
FCC	GOOSE 20	176736	228035	FCC	JC 22		187096	259011
FCC	GOOSE 21	176737	228036
FCC	GOOSE 22	176738	228037
FCC	GOOSE 23	176739	228038
FCC	GOOSE 24	176740	228039
FCC	GOOSE 25	176741	228040

Notes:	Table copied, with minor re-formatting, from the electronic document “Claims (2004).doc” received from
Formation Capital Corporation in April 2005.
The Tink claims were included in all claim documents received by MDA from Formation Capital in April. They are not, however, part of the Idaho Cobalt Project; but belong to another project. They are shown ~~thus~~ to indicate a deletion by MDA.
“FCC” = Formation Capital Corporation; “FCC” = Quitclaim deeded from Northwest Minerals Inc. to
Formation Capital Corporation U.S. Feb. 27, 2004

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Figure 4.1 Project Location Map

Idaho Cobalt Project
Idaho
Pacific Ocean
U.S.A.
KEY MAP
MONTANA
IDAHO
North Fork
IDAHO COUNTY
Salmon
Idaho Cobalt Project
Cobalt
VALLEY COUNTY
LEMHI COUNTY
CUSTER COUNTY
Challis
SCALE (Miles)
0
30
60
N
FORMATION CAPITAL CORPORATION
Salmon, Idaho

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Figure 4.2 Idaho Cobalt Project - Claims Map

RAM Claims
CHIP Claims
JC Claims
HZ Claims
SUN Claims
LDC Fractions
LEGEND
FCC Claim Boundary
FCC Claim Line
Fraction Claim Internal to Patents
Patent Boundary
Patent Line
LDC Claims
GOOSE Claims
YOGO Claims
SOUTH ID Claims
SCALE
1000 0 500 1000 2000 3000 feet

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4.2 Exceptions to Title Opinion

In their February 18, 2005 title opinion, Marcus, Merrick, Christian & Hardee noted what they referred to as Exceptions to Title Opinion, which they listed as follow:

Our opinion regarding title to the Claims is subject to the following exceptions:

a. Paramount title of the United States .

b. The right of the United States Department of Agriculture (National Forest Service) to manage the surface resources and protect the National Forest from depredation. This right is coextensive with the claimants’ rights to use their claims for mining purposes.

c. The effect of state and federal regulations pertaining to mining, including the requirement of an approved operating plan and reclamation bond, water quality requirements, and other requirements for mitigation of environmental impact from mining and related activities. We do not believe that these regulations impose an unusual risk to claim owners, although specific reclamation, mitigation or protective measures which may be requested or required may add to the cost of operation. d. Any conflicting unpatented mining claims (including extralateral rights associated with other mining claims). We found no active mining claims in conflict with the area of Claims reflected in the geographic index maintained by the BLM.

e. Defects in the descriptions of the Claims contained in original location notices and any amendments thereto and BLM records.

f. Documents affecting title recorded in Lemhi County or with the BLM but not indexed or improperly indexed.

g. Restrictions relating to water rights and ingress and egress to and from the claims. Use of water from established streams requires filing with the Idaho Department of Water Resources

h. Encumbrances or conveyances of title recorded after November 19, 2003.

i. Rights, claims of persons in possession, or other unrecorded interests, not shown in public records.

j. Easements or rights of way not shown by public records.

k. Any lien, or right to a lien for services, labor or materials heretofore or hereafter furnished, imposed by law and not shown by public records.

l. Taxes or special assessments not shown as existing liens by public records.

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m.	Discrepancies, conflicts in boundary lines, shortage in area, encroachments and any facts which a correct survey and inspection of the Claims would disclose.

n.	The validity of the Claims as to the discovery of valuable minerals thereon.

o.	The correct and timely posting of the discovery pit and corners and the maintenance thereof, as required by state and federal law.

p.	The location of any of the Claims on property not open to mineral location.

r.	As we noted in our 1997 title opinion, no affidavits of assessment work were filed or recorded with respect to the Claims, and no proof of payment of claim maintenance fees for certain of the Claims was recorded in Lemhi County, in 1994. Idaho law requires the recording of an affidavit of assessment work within sixty days of the time set for the performance of such work unless “the performance of annual labor is suspended, extended or waived by act of Congress of the United States, and the provision is therein made for filing or recording a notice, affidavit or statement by the claimant . . . accepting the provisions of said act,” in which event such substitute notice is to be recorded as an affidavit of assessment work would otherwise be recorded. Idaho Code § 47-606. The General Mining Law was amended in 1993 to provide for payment of a claim maintenance fee for unpatented mining claims “in lieu of” performance of assessment work and filing of an affidavit attesting to such work. 30 U.S.C. § 28f(a). This amendment likely constituted a “waiver” of the requirement for annual assessment work. The required maintenance fee was paid for all of the claims for each year since 1994. However, the federal law as amended made no specific provision “for filing or recording a notice, affidavit or statement by the claimant . . . accepting the provisions of said act.” A strict reading would result in the conclusion, therefore, that the recording of affidavits of assessment work in the county is still required under Idaho law, even though annual assessment work is not required under federal law upon payment of the claim maintenance fee. However, Idaho law provides that failure to make the required recording constitutes only “prima facie evidence” (i.e., a rebuttable presumption) that annual labor has not been performed. Since the federal law expressly waives the requirement of performing annual assessment work if a claim maintenance fee is paid, and proof of actual payment of the claim maintenance fee is still possible, no adverse result is likely from the failure to file affidavits of assessment work or proof of payment of claim maintenance fees. A related federal law, the Federal Land Policy and Management Act (“FLPMA”), requires a claimant to file and record a notice of intent to hold a claim each calendar year following the year in which the claim was located, where the requirement of annual assessment work has been “deferred or suspended.” 43 U.S.C. § 1744. This requirement was satisfied for each of the Claims.”

Note: Item “q” was not listed in the Title Opinion. MDA notes that Item “q” was in previous title opinions and stated . . .”The effect, if any, of that Agreement between Formation Capital Corporation and Northwest Minerals, dated July 1, 1994, regarding some or all of the Claims.” Section 4.4 of this report notes the agreement between Northwest Minerals Inc. and Formation Capital Corporation U.S. for 71 of the original claims at the Idaho Cobalt Project; and that Section 4.1, item 5, describes a

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transfer of 118 Idaho Cobalt Project claims from Northwest Mineral Inc. to Formation Capital Corporation U.S. In addition, the list of claims shown in Table 4.1 indicates that all claims for the Idaho Cobalt Project are now owned by Formation Capital.

4.3 Requirements to Maintain the Claims in Good Standing

In order to maintain the claims in good standing, Formation Capital must pay annual claim maintenance and filing fees to the U.S. Bureau of Land Management (BLM) before September 1st of each calendar year. In 2004 those fees were approximately $125.00 per claim, for a total of $18,125.00. The company must also file a notice of their intention to hold unpatented mining claims with the Lemhi County recorder before October 1st of each year. In 2004 the cost to file that notice was $76.00.

4.4 Environmental Liabilities

The Idaho Cobalt Project is located in an area which is environmentally sensitive (Formation Capital staff, 1998 resource report). Adjacent to the Idaho Cobalt Project, on the Blackbird property, Noranda Inc. and U.S. federal agencies worked together on a remediation program. Formation has received legal advice regarding environmental matters and has been advised that, should it make a decision to put the Idaho Cobalt Project into production, it should be able to acquire the necessary permits providing it follows the required permitting procedures. See Section 6.6 of this report for a discussion of permitting, as detailed in the 2001 pre-feasibility report (Prenn, 2001), and Section 19.1 for an update on the current status of permitting.

Current Plan of Operations filed with the USFS (Section 4.6 Permits and Licenses) specify operating and reclamation procedures; however, the activities to date have been deemed by the USFS to be of minimal impact, and did not require the need for an Environmental Impact Statement (EIS) or Environmental Assessment (EA). Drilling programs conducted by Formation Capital since 1997 have been deemed to have no effects upon anadromous or resident fish or their habitat, no effect upon threatened, endangered or sensitive wildlife or plants, and no effects to heritage resources.

4.5 Permits and Licenses

Surface ownership of the unpatented mining claims is US Forest Service (USFS) administered federal public lands; designated as “multiple use” public lands in the Salmon-Challis National Forest. Surface use activities are regulated by the permitting process through the USFS. Current operating permits are related to surface disturbances resulting from drilling activities of Formation Capital. Prior to 1997 the activities of Formation Capital were on existing roads and/or consisted of non-surface disturbing work such as mapping and sampling. Drilling activities by Formation Capital since 1997 have been approved by USFS permits as listed below. Each Plan is covered by a bond in the amount stated, to cover costs of reclamation of newly constructed drill roads and sites. Drill sites were reclaimed annually, such that all drill sites have been reclaimed, and all drill roads are still in place for possible future use which are permitted under the Plan of Operation, listed in Table 4.2, with the USFS. To date there have been 9.0 acres of disturbance which is covered by the Formation Capital listed bonds in place with the USFS.

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Table 4.2 Idaho Cobalt Project Bonding for Exploration

A comprehensive Plan of Operations was submitted to the USFS by Formation Capital in February, 2005 (Formation, 2005), and is currently in the review process. This Plan of Operation, when approved, will allow for development and mining at the Idaho Cobalt Project. Many of the baseline studies were completed in 2004 (see Table 19.1), and the results incorporated into Formation Capital’s 2005 Plan of Operations.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

Vehicle access to the Idaho Cobalt Project (ICP) is via a series of well-maintained public-access gravel roads which lead west from a point on paved Highway 93, six miles south of Salmon, Idaho (Figure 5.1) . This gravel road leading to Noranda’s closed Blackbird Mine, which the Idaho Cobalt Project surrounds, is kept drivable year round. The total distance from Salmon, Idaho to the ICP proposed mill site is a distance of about 48 miles. Numerous gravel roads, passable during most snow-free periods, extend out from the minesite and provide good access to most of the project area. (Pegg, 1997)

5.2	Physiography and Climate

5.2.1	Physiography

According to Noranda’s 1982 Feasibility report;

“The terrain in the mine area is made up of slopes approaching 35° , cut by narrow valleys. The orebody2 outcrops between the 7400 and 7800 ft. elevations with most facilities located at the 6850 ft. elevation.

“Soils in the area are generally comprised of sandy loam averaging five feet in depth, with frequent rock outcroppings.”

Bedrock exposure amounts to only about 1 to 3 percent of the property area. Large areas of felsenmeer (synonym: boulder field) are found in many places along the higher mountain ridges. (Pegg, 1997)

5.2.2 Climate

A “final” Environmental Impact Statement produced for Noranda in 1982 stated that;

“ the closest community is Cobalt, located 6 miles east-southeast of the mine site on Panther Creek, nearly 2,000 feet lower in elevation than the mine. The climatology of the Blackbird Mine site has been assessed by analyzing data from on-site meteorological measurements at the mine and from the national Weather Service data collected at Cobalt and at Salmon, Idaho.

“During the summer season, the region experiences a cool and dry climate with occasional thunderstorms. The summer months are characterized by low relative humidity, less than 25 percent, and frequent sunshine. The mountainous terrain surrounding the site diminishes the

2 “orebody” in this instance refers to the Blackbird deposit, which is not part of the Idaho Cobalt Project but which is surrounded by the Idaho Cobalt Project.

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strength of winter storms in the valley. Elevation, topography, vegetation, and available moisture all influence the micro-climate of the mine site area.

“The prevailing westerly winds which flow over the mine site area are considerably altered near the ground by the local topographic features. The sharp canyon and ridge type topography of the area causes local channeling of winds and daily … wind flow patterns. The valley formed around Blackbird Creek is oriented northwest-southeast and thus tends to channel winds into these two directions. The combined effects of direct channeling caused by physical barriers to wind flow and the upslope and downslope flows created by diurnal heating and cooling … create a complex wind flow pattern.

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Figure 5.1 Idaho Cobalt Project – Access Map

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“The data record indicates that relatively light winds, less than 11 mph, occur 64 percent of the time. This demonstrates the sheltering effect of the mountainous terrain from the upper level gradient winds. Strong winds, greater than 30 mph, were recorded only two percent of the time and were always from the north. These instances of high winds are probably associated with outbreaks of cold air during periods of frontal activity.”

“The annual average temperature at the mine site is 36° F (based on nine years of data). Average maximum temperature ranges from 75° F in July to 25° F in January. The average minimum temperatures range from 5° F in January to 42° F in July. The most extreme temperatures observed at the site during the period 1951 to 1960 range from -26° F to 91° F (U.S. forest Service 1980).”

A 1943 report by Anderson described the precipitation of the area:

“Rainfall records are not available (in 1943) but there is probably considerable variation in precipitation in the higher and lower parts of the district. The precipitation may not exceed 20 inches along Panther Creek, but may total more than 25 inches on the higher ridges and peaks. The first six months of the year are generally the wettest, and August, the driest. From late June to late August or early September, much of the precipitation falls during heavy showers of short duration, storms of several days length being rare; but during much of the remainder of the year storms are likely to be prolonged for several days. There is rarely more than 2 or 3 feet of snow along Blackbird Creek and much of it is gone by April or May.”

According to the 1982 Environmental Impact Statement;

“Precipitation in the area varies with topography. Mean annual precipitation for Cobalt, Idaho at altitude 5600’ is 18.4 inches … . Limited data indicate that annual precipitation near the mine at altitude 6800’ is approximately 5.3 inches greater (23.7 inches) … . Most of the precipitation in the Blackbird area occurs as snow. Snow course data from two locations near Blackbird Creek indicate average expected snow accumulation of 50 inches in the upper parts of the drainage, with an average water content of 16 inches.

“Early spring runoff is variable depending on temperature fluctuations. Heavy snowmelt runoff occurs during late spring, tapering off through June. Peaks from snowmelt runoff can occur from mid May to mid June. June runoff is also supplemented by precipitation events. Intense summer thunderstorms may occur causing discharge peaks of short duration. Low stream flow periods occur during the summer, fall, and winter.

5.2.3 Vegetation

Lodgepole pine, Douglas fir, Englemann spruce, juniper and deciduous trees grow on the higher parts of the property. Grasses and sage bushes cover the valleys and lower slopes. (Pegg, 1997)

During the summer of 2000 a fire in the area burned over 200,000 acres including the area of the Idaho Cobalt Project. As a consequence, the area now contains unburned stands, areas of burned ground fuels

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where the canopy closure was relatively low and ladder fuels were not present, and areas completely burned where the combination of vegetation favored fire.

5.3 Local Resources and Infrastructure

The town of Salmon, about 26 miles (air miles) east of the property, had, in 2000, a population of about 3,120 people (www.city-data.com, 2005). It is a local supply and transportation center, with a small airport. In 1997 there were daily scheduled flights to Idaho Falls and semi-weekly flights to Boise, the state capital (Pegg, 1997). MDA has not determined whether current air service to Salmon is similar to what it was in 1997. The nearest railroad is at Dubois, a smaller town 100 miles to the southeast of Salmon.

A 4 MW power line extends from the town of Cobalt to BMC’s Blackbird Mine site.

Although the town of Salmon is not a community that currently provides services for mining activities, it has functioned in that way for past mining activities at Noranda’s former Blackbird mine, and at Meridian Gold’s former Beartrack gold mine; as a location for personnel housing and a staging point for mine support services.

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6.0 HISTORY

Much of sections 6.0 and 6.1 are summarized from Report on the Reserve/Resource Estimates for Sunshine Lode, East Sunshine and Ram Prospects, Sunshine Property, Idaho U.S.A. by Formation Capital Corporation US Field Staff, April 1998 (Formation 1998). Sections 6.2 through 6.9 are summarized from Pre-feasibility Study of the Idaho Cobalt Project, Lemhi County, Idaho, by MDA, May 22, 2001(Prenn, 2001). The latter sections are presented here as they represent a significant amount of pre-feasibility engineering and scoping work that has been done, and will be the basis for a full feasibility study that has been initiated by Formation Capital. While the 2001 data is not current with respect to metal prices, the current mineral resources, the status of the permitting process, and perhaps other economic considerations, it provides the reader with a framework of the Idaho Cobalt Project in terms of potential reserves, proposed mine plans, plant, infrastructure, and anticipated capital and operating costs. Sections 6.2 through 6.9 are abridged; the reader is referred to the full report for more detailed information. It is re-stated here that for the purposes of this 43-101 technical report, the Idaho Cobalt Project has established Measured, Indicated, and Inferred mineral resources only. Mineral reserves mentioned in this section are historical estimates. Mineral reserves and the mining and processing parameters are to be established with the completion of a feasibility study that has been initiated by Formation Capital.

The Blackbird cobalt district, in which the Idaho Cobalt Project is located, was discovered in 1893. Early work concentrated on gold. Copper was located in workable quantities in 1896 and by 1899 Blackbird Copper-Gold Mining Company held 29 claims. That company carried out 1,400 feet of development between 1899 and 1901, patented the property, and then suspended operations. The presence of cobalt had been recognized by 1901 but the metal was not of value at the time (Gow, 1995).

Copper mineralization in the Blackbird Creek area was discovered in 1892 and the area was soon explored as both a copper and gold prospect. The area was first mined for cobalt by Union Carbide at the Haynes-Stellite Mine, located south of the present Formation claim block, during World War I. Union Carbide mined approximately 4,000 tons of cobalt-bearing ore before ceasing operations, reportedly due to excessive operating costs. From 1938 to 1941, the Uncle Sam Mining and Milling Company operated a mine at the south end of the present Blackbird mine and reportedly mined about 3,600 tons of ore. Calera Mining Company, a division of Howe Sound Company, developed and mined the Blackbird deposit during the period 1943 to 1959 under a contract to supply cobalt to the U.S. government. Calera mined approximately 1.74 million tons of ore grading 0.63% cobalt, 1.65% copper, and 0.03 oz gold/ton during this period, accounting for the majority of production from the district. Calera stopped mining when the government contract was terminated in 1960. According to Formation Capital, poor payment for cobalt from smelters hindered continued development of the district since 1960, with minor exceptions. Machinery Center Inc. mined 343,000 tons grading 0.36 % Co and 0.64% Cu from the district during the period 1963 to 1966, when Idaho Mining Company (owned by Hanna Mining Company) purchased the property. Noranda optioned the property from Hanna in 1977 and carried out extensive exploration, mine rehabilitation and metallurgical testing. In 1979 Noranda and Hanna formed the Blackbird Mining Company (BMC) to develop the property. BMC completed an internal feasibility study of their property in 1982. At that time, BMC’s property holdings included the Sunshine deposit. BMC allowed perimeter claims to lapse in 1994 and Formation Capital re-staked much of that ground, including the Sunshine deposit.

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Exploration on the property currently controlled by Formation Capital commenced in the 1950’s when Calera and Northfield Mines Inc. conducted soil sampling, trenching, and limited diamond drilling on the Sunshine and other zones. One of Calera’s three holes in the Sunshine zone intersected 10 ft of mineralization grading 1.78% Co and 0.61% Cu. Under a contract with the Defense Minerals Exploration Agency, Northfield completed underground exploration in addition to diamond drilling on the Northfield zone. BMC’s exploration of the Sunshine deposit area included drilling 29 core holes, totaling 17,826 ft between 1979 and 1981, and driving two adits to establish underground drill platforms, in 1982. The adits were stopped short of the mineralization when BMC stopped exploration in the district due to lack of funds. Formation Capital has been actively exploring the district since 1995 and has completed 48 diamond drill holes, totaling 29,144 ft, in the Sunshine deposit; 24 diamond drill holes, totaling 14,723 ft, in the East Sunshine deposit; and 67 holes (59 core and 8 RC/core), totaling 44,738 ft, in the Ram Deposit.

6.1 Historical Mineral Resource and Mineral Reserve Estimates

Resource and reserve estimates discussed in this section are of a historical perspective and not considered to be current; or represent bodies of mineralization that are not owned by Formation or are not part of Formation’s current project plan (i.e.: Sunshine East deposit regarding the latter).

6.1.1 1997 Estimate for Formation Capital Corporation

Prior to Formation Capital’s work on the Idaho Cobalt Project, Noranda in 1981 estimated resources for the Sunshine deposit at 400,000 tons @ 1.10% Co, 0.26% Cu, and without any gold values due to lack of complete gold assays.(MDA, 1998)

In 1997, consultant R. Pegg prepared a reserve/resource estimate for the Sunshine Deposit. Pegg’s reserves would be considered resources under the current CIM Standards.

The 1997 estimate utilized core drill holes from Calera Mining in 1959 (1 hole), Noranda in 1979-1980 (29 holes), and drilling by Formation Capital at the Sunshine and Sunshine East deposits in 1995 and 1996 (71 holes).

The following is a brief summary of the parameters and procedures used in the 1997 estimate. Extensive details are available in Pegg (1997). Note that the terms “reserve”, “proven”, “probable”, “possible” and “potential geologic resource” are used as they were in the 1997 report and do not conform to the current CIM Standards. A reconciliation of terms follows the summary:

A geological interpretation was done, and mineralized blocks laid out, on vertical drill hole cross sections spaced 50 feet apart.

Only mineralized blocks having a minimum true width of 6 feet and a minimum grade of 0.333% cobalt or its equivalent in other metals, were included in the estimate.

A total mining, milling and refining cost of $100 per ton was assumed.

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Assumed prices were: cobalt $15.00 per pound; copper $1.00 per pound; gold $380.00 per ounce.

Mineralized volumes are undiluted and uncut.

Proven reserve blocks were extended a maximum of 25 feet up and down dip, and along strike, from a drill intercept, along the projected mineralized horizon. If the mineralized horizon was not encountered on the adjacent section, or if there was no adjacent drill information, proven blocks were only extended 12.5 feet along strike.

Probable reserve blocks were extended a maximum of 25 feet up/down dip and along strike beyond proven reserve blocks. If the mineralized horizon was not encountered on the adjacent section, or if there was no adjacent drill information, probable blocks were only extended 12.5 feet along strike.

Possible reserve blocks were extended a maximum of 50 feet up/down dip and 25 feet along strike beyond probable reserve blocks. In cases where proven and possible blocks were only extended for 12.5 feet along strike due to a lack of drill hole information, the additional 12.5 feet of strike length for those blocks was included in the possible category.

Geological boundaries were taken into account.

The Potential Geological Resource includes interpreted mineralized horizons that did not fall within reserve blocks, that is, they are not drill tested.

For the Sunshine Deposit a tonnage factor of 10.45 cubic feet per ton was used. For the East Sunshine Deposit, a factor of 10.71 cubic feet per ton was used.

6.1.1.1 Reconciliation of Terms

The differences and similarities amongst the terms used by Pegg in the 1997 estimate, and the current standards, are discussed below:

Nearest Equivalent
1997 Term	CIM Term	Discussion
Calculation	none	The use of the term calculation is now discouraged as it implies a degree of exactness that is not achievable.
Reserve	Resource	As Pegg pointed out, the 1997 “reserves” were not “mineable reserves”, which by the current standards makes them resources
Proven Reserve	Measured Resource	See above.
Probable Reserve	Indicated Resource	See above.
Possible Reserve	Inferred Resource	See above.
Potential Geologic	None	The Potential Geologic Resource is described as including “interpreted
Resource		mineralized horizons” and therefore probably does not correspond to a resource category.

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6.1.1.2 Summary of 1997 Estimates

Table 6.1 summarizes the results of the 1997 reserve estimate. The “Potential Geologic Resource” is omitted:

Table 6.1 Summary of 1997 Historic Sunshine Reserve Estimates

Resource estimation for the Idaho Cobalt Project was first completed by the staff of Formation Capital in 1998, based on 92 drill holes for 55,912 feet, including historic holes and Formation Capital drill campaigns in 1995, 1996, and 1997; this includes new resources for the Ram deposit. Formation Capital performed the estimation by means of long-sectional polygonal methods for the various stratiform mineralized horizons in each target area, and resulted in the resources listed in Table 6.2 at a 0.20% Co Cutoff grade. This resource estimate was based on CIM standards of defined resource categories.

Table 6.2 1998 Historic ICP Deposit Resource Estimate – Formation Capital

Formation Capital’s Resource estimates were independently audited by MDA in 1998, 1999, and again as part of the 2001 MDA pre-feasibility study.

Additional drilling by Formation Capital in 1999 was included in the revised resource estimates in the MDA 2001, pre-feasibility study. The source of drill hole information in this 2001 resource estimate is listed in Table 6.3

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Table 6.3 Idaho Cobalt Project Drill Summary-(2001 Historic Resource Estimate)

Deposit	Company	Number of Holes	Footage	Year
	Calera	3 (core)	982	1959
Sunshine	BMC	29 (core)	17,825	1979-1981
	Formation	48 (core)	29,144	1995-1996
East Sunshine	Formation	24 (core)	14,723	1995-1996
Ram	Formation (expl)	31 (core)	17,256	1997-1999
	Formation (met)	8 (RC/core)	2,613	2000
Total	All	143	82,543	1959-2000

Historic resource estimates for the Sunshine and East Sunshine deposits remained unchanged from the 1998 estimate (see Table 6.2) as the drilling by Formation Capital since 1997 has been focused on the Ram deposit.

The Measured and Indicated resources for the Ram deposit, including the previous polygonal estimate of the hanging wall zones, at 0.30% Co are summarized in, Table 6.4, and Inferred resources are shown in Table 6.5.

Table 6.4 Historic Measured and Indicated Ram Resources Estimate at 0.3% Co Cutoff – 2001

	Tons				Avg Width	lbs Co	lbs Cu
Horizon		% Co	% Cu	oz Au/t				oz Au
	(000’s)				(ft)*	(000’s)	(000’s)
hanging wall	82	0.509	0.49	0.016	1.3	835	807	1,310
3021	95	0.510	0.87	0.019	5.8	967	1,642	1,830
3022	162	0.584	0.63	0.019	4.3	1,897	2,050	3,150
3023	488	0.825	0.54	0.019	7.0	8,052	5,226	9,330
3031	27	0.541	0.34	0.010	2.4	299	187	270
3032	52	0.483	0.79	0.007	3.1	500	823	380
3035	39	0.631	0.11	0.011	7.3	493	89	430
Total	945	0.690	0.57	0.018	5.6	13,043	10,824	16,700
*calculated true width

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Table 6.5 Historic Inferred Ram Deposit Resource Estimate at 0.30% Co Cutoff – 2001

	Tons			Oz	Avg Width	lbs Co	lbs Cu
Horizon		% Co	% Cu					oz Au
	(000’s)			Au/t	(ft)*	(000’s)	(000’s)
hanging wall	56	0.585	0.54	0.018	1.3	655	603	1,010
3021	89	0.371	0.60	0.016	5.8	659	1,073	1,380
3022	400	0.483	0.59	0.018	4.3	3,874	4,759	7,100
3023	1,030	0.777	0.40	0.027	7.6	16,011	8,315	27,460
3031	95	0.412	0.25	0.006	2.7	781	467	600
3032	89	0.398	1.01	0.005	2.7	708	1,799	480
3035	48	0.631	0.12	0.011	7.8	610	112	530
Total	1,807	0.644	0.47	0.021	6.1	23,298	17,128	38,560
*calculated true width

Formation Capital took samples for density measurements from uncrushed core. Specific gravity was measured by standard Jolly balance methods. The results of specific gravity determinations, and tonnage factors used in the resource models, are presented in Table 6.6.

Table 6.6 Tonnage Factor Summary - Idaho Cobalt Project

	Number of		Tonnage Factor
Area		Specific Gravity
	Samples		(cu. ft/ton)
Sunshine	321	2.95	10.86
Ram	199	2.85	11.24
East Sunshine	147	2.85	11.24

Updated current (2005) resources are defined in Section 17.0 of this report.

6.3 Historic Reserve Estimates

Discussions presented in Sections 6.3 through 6.9 are summarized from the MDA 2001 pre-feasibility report. They are presented to provide documentation of the historic estimate.

Statistical distributions of cobalt, copper, and gold data from the Ram deposit were reviewed in order to help determine different populations, or domains, of each metal. The statistical populations are subtle but can be broken down as follows for cobalt:

Cobalt:	less than 0.2%
	from	0.2%	to	1%
	from	1%	to	2%
	greater than 2%

The domain containing material grading greater than 0.20% cobalt correlates well to the visually identified boundaries of significant mineralization and alteration within the overall mineralized horizons.

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Because of this correlation, a cobalt grade of 0.20% was used as a lower grade boundary for selecting composite intervals within the individual horizons. There are three samples from the Ram deposit containing more than 4% cobalt that are considered as outliers and were capped to 4% for estimation. Likewise, based on the metal distribution analyses, eight copper and eight gold assays were also considered outliers and were capped at 4% copper and 0.09 oz Au/ton, respectively.

Estimates of diluted resources for the Sunshine and Ram deposits envisioned underground mining and were based on an $86.50 NSR cutoff grade. Preliminary cash flow projections indicated that an average grade of 0.60% Co should be maintained to ensure good economics at low cobalt prices. The cutoff grade for the Ram (only) was increased to maintain this grade. New mineralized horizons were drawn on Ram cross sections to approximate a 0.40% Co cutoff grade. Measured and Indicated resources were based on extending drill hole intercepts a maximum of 100 ft up and down dip. At least two drill hole intercepts above a grade of 0.30% Co on each section were required to classify narrow horizon material as Measured and Indicated. Some material that was classified as Inferred in the June 1998 resource calculation audited by MDA was upgraded to Indicated since the above definition was met. All horizons were increased to a minimum true thickness of 3 ft. At least 1 ft of dilution was included in all Ram mineralized horizons, while Sunshine horizons included a minimum 15% dilution. The grade of the dilutant for the Sunshine was estimated to be 0.050% Co, while the average grade of the dilutant was calculated for each block of the Ram deposit. The resources were divided into cut-and-fill, which is less than 10 ft wide, and drift-and-fill, which is in excess of 10 ft wide. Average dilution for the project was 55%, due mainly to narrow horizons diluted to 3 ft.

For updated resources in the 2001 pre-feasibility study, the estimate of dilution is based on the following rules for diluting mineralized blocks:

Minimum mining width of 3 ft;

Minimum dilution of 0.75 ft on either side of a mineralized horizon; and Minimum dilution of 1.00 ft on either side of mineralization less than 1.5 ft wide.

Dilution added by these rules resulted in an average dilution of approximately 30% to the Ram deposit when no cutoff grade was used. The grade of the dilutant was calculated by averaging all material within 5 ft of a mineralized horizon. This estimate resulted in an average grade of 0.053% Co; 0.17% Cu; and 0.002 oz Au/ton to be used for dilution added to a mineralized Ram horizon. The historic diluted resource estimate for Measured and Indicated material is shown in Table 6.7, while Table 6.8 lists the historic Inferred estimate.

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Table 6.7 Historic Idaho Cobalt Project Diluted Measured and Indicated Resources - 2001 (greater than $65 NSR for Ram Deposit; $86.50 for Sunshine)

	Zone	Tons	%Co	%Cu	oz Au/ton	Zone Width (Ft)
Ram Hw		83,900	0.496	0.46	0.015
Ram	Main-3021	108,310	0.439	0.78	0.017	9.19
Ram	Main-3022	212,051	0.454	0.55	0.018	7.57
Ram	Main-3023	594,892	0.686	0.47	0.016	8.57
Ram	Fw-3031	27,293	0.449	0.34	0.007	5.11
Ram	Fw-3032	68,337	0.353	0.64	0.006	4.96
Ram	Fw-3035	47,075	0.533	0.12	0.010	8.82
Sunshine-Main		232,394	0.799	0.45	0.026	7.04
Sunshine-Hw		26,777	0.806	0.25	0.011	4.01

Totals w/o Ram Hw		1,317,129	0.623	0.49	0.017	7.85
Totals w Ram Hw		1,401,029	0.615	0.49	0.017

Table 6.8 Historic Idaho Cobalt Project Diluted Inferred Resources - 2001 (>$65 NSR)

	Zone	Tons	%Co	%Cu	oz Au/ton	Zone Width (Ft)
Ram Hw		70,178	0.554	0.52	0.017
Ram	Main-3021	107,384	0.308	0.52	0.013	7.43
Ram	Main-3022	474,803	0.391	0.52	0.015	5.93
Ram	Main-3023	1,234,588	0.657	0.37	0.023	9.07
Ram	Fw-3031	78,841	0.328	0.27	0.005	4.49
Ram	Fw-3032	99,774	0.289	0.84	0.004	4.72
Ram	Fw-3035	57,704	0.537	0.13	0.010	9.27
Sunshine-Main		93,962	0.415	1.21	0.039	3.93
Sunshine-Hw		14,805	0.782	0.30	0.004	4.58

Totals w/o Ram Hw		2,161,861	0.539	0.45	0.019	7.68
Totals w Ram Hw		2,232,039	0.540	0.46	0.019

Mineral reserves for the Idaho Cobalt Project were developed by applying relevant economic criteria in order to define the economically extractable portions of the MDA resource model. MDA developed the 2001 historic reserve estimate for Idaho Cobalt Project to meet the NI 43-101 standards set for mineral reserves. The NI 43-101 standard uses the Canadian Institute of Mining, Metallurgy and Petroleum reserve definitions, which are:

Probable Mineral Reserve

A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical,

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economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

1998 Historic Reserve Estimate

The 1998 minable reserves were calculated by plotting mineralization on 50 ft interval level plans and planning access to mineralized horizons. Net smelter return (NSR) values of diluted resources were calculated using the following parameters:

Metal Prices:	Cobalt	$ 25.00 per pound (less refining @ $3.00/lbs)
	Copper	$ 0.80 per pound (less refining charges $0.118/lbs)
	Gold	$300.00 per ounce

Metal Recovery:	Cobalt	90%	Mill;	95% Hydromet Plant
	Copper	77%	for Copper Concentrate; 94% Smelter
		19%	for Cobalt Concentrate; 65% Hydromet Plant
	Gold	45%	for Copper Concentrate; 88.8% Smelter
		45% for Cobalt Concentrate; 80% Hydromet Plant
		Metal Recovery

Assumptions for operating costs were $63.00/ton mining cost, $15.00/ton milling cost, and $8.50 per ton general and administrative cost. Diluted material meeting an $86.50/ton mined NSR and with horizontal extent that can be mined for a profit was ore by definition. The $86.50 NSR cutoff was approximately equivalent to a 0.20% Cobalt cutoff. The cutoff at the Ram was increased to approximately 0.40% Co to maintain a 0.60% cobalt grade. Measured and Indicated diluted resources became the Proven and Probable ore reserves respectively, with the exception of the Ram deposit, where all reserves were classified as Probable due to the absence of metallurgical testing. The Ram deposit, however, does appear to be the extension of the main Blackbird mineralized zone which has been extensively tested by BMC. Table 6.9 summarizes the 1998 Historic Proven and Probable reserves.

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Table 6.9 1998 Historic Idaho Cobalt Project Proven and Probable Reserve Estimate

Idaho Cobalt – Diluted Proven and Probable reserves
Deposit	Mining	Tons	% Co	% Cu	oz Au/Ton	% Dilution	Dilutant	Average
	Method						% Co	Thickness (ft)
Ram	drift & fill	432,640	0.646	0.84	0.016	14.4	0.104	14.39
Ram	cut & fill	282,923	0.646	0.69	0.022	129.2	0.137	4.47
Sun – Main	cut & fill	232,394	0.799	0.45	0.026	43.0	0.050	7.04
Sun – HW	cut & fill	26,777	0.806	0.25	0.011	15.0	0.050	4.01

Total Project		974,734	0.687	0.69	0.020	54.6	0.099	9.47

Mining by open pit methods was considered as part of the 1998 pre-feasibility study to determine if the open pit alternative should be studied. The results of the pit optimization indicated that fairly large open pits with a high stripping ratio would result. The Ram pit alone, at a $25 cobalt price, would require stripping about 128 million tons of waste to recover 2.8 million tons of “ore” (including inferred materials). This option was eliminated due to the size and high stripping ratio of the pits in favor of underground mining that appears to be environmentally more desirable and less challenging to permit. It should also be noted that at low cobalt prices, the underground operation would recover more cobalt and operate over a longer period than the open pit option.

2001 Historic Reserve Estimate

In 2001 Mineable reserves were updated for the Ram deposit main and footwall zones. Mineable reserves were calculated by first plotting mineralization on long sections for each of the main and footwall horizons. A total of six long sections were used to define the main and footwall zones. Additional hanging wall horizons exist but were not evaluated due to the spotty nature of ore grade mineralization. Mining the hanging wall horizons should be re-evaluated during the final feasibility. Development requirements for each stope were determined. Net smelter return (NSR) values of diluted resources were calculated using the following parameters:

Metal Prices:	Cobalt	US		$15. 00 per pound (less refining @ $2.00/lbs)
	Copper	US		$0.80 per pound (less refining			@ $0.118/lb)
	Gold	US		$275.00 per ounce

Metal Recovery	Cobalt		92.7% Mill;		95%	Hydromet Plant
	Copper		92.8% Mill;		90%	Hydromet Plant
	Gold		79.2%	Mill;	90%	Hydromet Plant

It should be noted that additional metallurgical testing of gravity concentration of the tailings improved these mill recoveries, however, the reserve calculation used the above parameters. Initial assumptions for operating costs were US $48.00/ton average mining cost, US $12.50/ton milling cost, and US $5.50 per ton general and administrative cost. Material meeting a US $65.00 NSR that can be accessed and mined for a profit is ore by definition. The US $65.00 NSR cutoff is approximately equivalent to a

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0.20% Cobalt cutoff. In addition, two cases for material meeting a US $100 NSR cutoff were evaluated, approximately equivalent to a 0.30% Co cutoff.

Historic Measured and Indicated diluted resources become the Historic Proven and Probable reserves respectively if they can be mined for a profit. Inferred material requires additional information even if economic to be included in reserves. Table 6.10 summarizes the 2001 Historic Proven and Probable reserves for the Idaho Cobalt Project, based on a US $65 NSR cutoff. Mining losses are shown in the Table and are assumed to be 5% in mechanized stopes and 13% in slusher stopes. An 8 ft sill pillar is left in slusher stopes.

     Table 6.10 Historic Idaho Cobalt Project Reserves (Case 1A material) (NSR greater than $65/ton ore mined for Ram, $86.50/ton ore mined for Sunshine)

Figure 6.1 General Project Map –Idaho Cobalt Project

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Historic Design Parameters – 2001 Pre-feasibility Study - Idaho Cobalt Project

Location
Country:	U.S.A.
State:	Idaho
Nearest Town:	Salmon (50 miles)
Nearest Major Town:	Idaho Falls (2.5 hours by car from Salmon)
Butte (2.5 hours by car from Salmon)

Elevation
Mine: Sunshine	7,000 – 8,100 ft
East Sunshine	6,750 – 7,800 ft
Ram	6,050 – 6,970 ft

Plant:	7,700 ft

Climate
Climate	Semi-Arid to Humid
Wet Season	December through March
Precipitation	23.7 inches
Pan Evaporation	30 inches
Average Annual Temperature	36o F
Average Low Temperature
December	-5o F
July	42o F
Minimum Temperature	-26o F
Maximum Temperature	91o F
Average Snowpack	30 to 80 inches
Average Water Content of Snow-pack	16 inches
Gusty Winds (>30 mph)	2% of the year
Calm conditions (<11 mph)	64% of the year

Infrastructure
Utilities
Electric Power	Extend from BMC Water Treatment
Quantity	4 mw
Water	Wells (2), Mine, and Water Management
Facility
Quantity	200 gpm

Communications
External	Local phone system
Internal – Underground	Underground phone system
Internal – Surface	FM Radio
Characteristics of Materials
Ore Density

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Sunshine	10.67	cu	ft/ton
Ram	11.25	cu	ft/ton
East Sunshine	10.87	cu	ft/ton

Waste Density
Sunshine	11.13	cu	ft/ton
Ram	11.32	cu	ft/ton
East Sunshine	11.59	cu	ft/ton
Geotechnical Parameters
RQD values
Rock Type			Ram		Sunshine
BTE	Biotite tuffaceous exhalite (ore)			39	26
MDS	Mafic dikes and sills			24	25
MUD	Mudstone (footwall)			17	-
QTV	Quartz Vein			21	27
QTZ	Quartzite (hanging wall)			29	27
QTZB	Quartzite, Biotite tuffaceous exhalite			36	-
STE	Siliceous tuffaceous exhalite (hg ore)			77	-
TBS	Thin bedded metasediment (footwall)			13	12

Rock Mass Rating Designation (Based on 9/22/99 visit to BMC’s workings by Dave Stone)

	Rock Type	RMR	Max Span (ft)
QTZ	60	30
	BTE	40	12
MUD	35	10
QTZ/BTE	50	20
STE	70	40
TBS	35	10

Note: this RMR data was supplemented with additional testing in 2000 that show generally higher values as illustrated in the table below:

Rock Type	Number	Minimum	Maximum	Averag e
BT E	15	47.0	69.0	58.0
CGQ	15	42.0	68.0	59.0
M DS	7	59.0	73.0	64.0
M FQ	334	42.0	76.0	59.0
QT V	7	42.0	71.0	57.0
T BO	8	42.0	64.0	57.0

Suggested Ground Support:
Rock Type
Ground Support

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QTZ	5	ft split sets on	5	ft centers	–	chain link as required
BTE	5	ft split sets on	3	ft centers	–	10mm non-reinforced shotcrete
MUD	5	ft split sets on	3	ft centers	–	25mm fiber reinforced shotcrete
QTZ/BTE 4 ft split sets on 3 ft centers – shotcrete, chain link as required
STE	7	ft split sets on	5	ft centers when required – mesh as required
TBS	5	ft split sets on	3	ft centers	– 25mm fibber reinforced shotcrete

Mining
Operating Schedule	10	hours/shift
	2 shifts/day
	250	days/year

Production Rate	600	tons per day start-up
	800	tons per day final capacity

Mining Methods and Operating Characteristics

Sunshine	Underground (slusher cut-and-fill; mechanized cut- and-fill)
East Sunshine	Not Mined

Ram Underground (slusher cut-and-fill; mechanized cut-and-fill; and ramp-and-fill)

Investigate open pit
Dilution	Dilute narrow horizons (<1.5 ft) with 1 ft of dilution on each side of the
horizon.	Dilute wider horizons with 0.75 ft	of dilution on each side of horizon.

Minimum mining width is 3 ft.

Mining losses 5% (Note that an additional 8% of slusher stopes is left as a pillar)

Development Dimensions	11 x 13 ft.
	127.2	tons per 10 ft round
Development Production	First Crew 300 ft/month
Additional Crews – 200 ft/months
Stope Dimensions (Max)	100 x	400 x mining width – slusher stopes

100 x 800 x mining width – mechanized stopes
Stope Rounds
3-7 ft wide	4 x 6 x 5 ft round
10.7 tons per round

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7-8 ft wide	7 x 10 x 8 ft round
	49.8	tons per round
8-10 ft wide	9 x 11 x 9 ft round
	79.3	tons per round
>10 ft wide	12 x	14 x 10 ft round
149.5 tons per round
Underground Fill	Development Waste + filtered tailing

Leave 8 ft pillar in slusher stopes

Production Schedules

Case 1A Proven

and Probable Material only $65 NSR cutoff

Case 1B Proven and Probable Material only $100 NSR cutoff

Mineral Processing
Mill Recovery
Metal	Bulk Conc.
Co	94.1%
Cu	92.9%
Au	78.2%

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Concentrate Grade
Metal	Bulk Conc
Co	14.4%
Cu	7.2%
Au	0.42 opt
As	20.0%
Total Sulfur	19.0%

Total Power Consumption	25 kwh/ton ore

Total Water Consumption	360 gal/ton ore
200 gal/minute
Reagent Consumption
Soda ash	0.3 lb/Ton
AX343	2.00 lb/Ton
AX350	2.20 lb/Ton
Superfloc 330	0.03 lb/Ton
Copper sulfate	2.00 lb/Ton
Aerofroth 65	0.30 lb/Ton

Crushing
Crusher Design
Number of Stages	2
Primary	Jaw
Secondary	Cone
Feed Method	Loader

Operating Schedule	8 hours/shift
3 shifts/day
250 days/year

Crushing Rate	1,120 tons/day (dry)
50 tons/hour (dry)

Maximum Feed Size	36 inches
Plant feed Size	80% <1/2 in

Crusher Feed Bulk Density	15 cu ft/ton
Mechanical Availability	99%
Utilization	100%
Total Availability	99%
Work Index (kwh/ton)	13.5
Abrasion Index	0.3-0.5
Grinding

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Grinding Circuit Design

Number of Stages	1
Primary	Ball
Number of Mills	2
Type of Circuit	Closed
Type of Classification	Cyclone
Recirculating Load	100%
Feed Size	80% <1/2 inch
Product Size	80% <200 mesh

Operating Schedule	8 hours/shift
3 shifts/day
350 days/year

Grinding Rate	800 tons/day (dry)
50 tons/hour (dry)

Mechanical Availability	99%
Utilization	100%
Total Availability	99%

Flotation
Circuit Design	40% solids
Size	80% < 200 mesh

Bulk Circuit
Rougher residence	10 minutes
Scavenger residence	10 minutes
Cleaner residence	5 minutes

Knelson Concentration
Type	Automated stainless steel
Capacity	50 tons/hr

Thickener
Tails	800 tons/day
Type	Conventional
Settling Rate	1.4 sq ft/ton/day
Thickener Underflow	60% solids

Bulk Concentrate	30-45 tons/day (dependent on head grade)
Type	Conventional

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Settling Rate	4 sq. ft/ton/day
Thickener Underflow	60% solids

Bulk Concentrate Filter	Drum type
Bulk Concentrate Capacity	80 tons/day
Bulk Concentrate Moisture	10%

Tailings Filter	Drum

Tailings
Daily Capacity	768 tons per day (dependent on head grade)
Tailings Type	Filtered
Filtered Tailings
Moisture Content	10-15%

Hydrometallurgical Plant

Operating Schedule	8 hours/shift
3 shifts/day
350 days/year

Total Availability	99%

Capacity	1,800 Ton/yr Co as oxide

Bulk Conc. Feed Rate	1.333 tons/hr

% Solids Feed to Autoclave	12%

Feed Slurry Temperature	100o C

Sulfuric Acid Usage
Type of Acid Storage	Bulk tank
Acid Storage Capacity	5 day supply
Acid Consumption	0.75 ton/ton con

Oxygen Usage
Type of Supply	Bulk
Storage Capacity	5 day supply
Oxygen Utilization	95%
Pressure Leaching
Operating Temperature	55-160o C
Operating Pressure	90 psig
Mode of Operation	Batch
Equipment	Vertical autoclave
Retention Time	2 hrs

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Metal Recovery
Co	95%
Cu	90%
Au	90%

Thickener System
Type	Conventional
Number	1
Capacity	50 ton/day
Solids Content Thickener Feed	5%
Solids Content in Overflow	30 ppm
Solids Content Underflow	60%
Specific Settling Rate	8 sq ft/ton/day

Gold Recovery
Method	Merrill Crow
Recovery	90.0%

Copper SX Neutralization
Method	pH 1.9 Adjustment with Na2CO3

Copper Solvent Extraction
Extraction Stages	3
Strip Stages	2
Copper Extractant
Type	ACORGA M5640
Strength	30 v%
Diluent	Phillips

Copper Extract Solution Purification
Method	Carbon/Ion Exchange Columns

Copper Electrowinning
Design Plant Capacity	2,800 tons/yr
Anodes	Pb/Sr/Sn
Cathodes	Starter sheets
Cells	Lined concrete
Electrolyte Bleed	5%

Copper Sulfate Production
Method	Evaporative Crystallization

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Copper Scavenger Cementation
Method	Iron powder

Jarosite Circuit
Method	Na2CO3 pH adjust with aeration
Fe Removal	99.0%
As Removal	99.0%

Cobalt Circuit Impurity Removal
Method	pH Adjust/Ion Exchange

Cobalt Oxide Production
Method	Evaporation, Na2CO3 pH Adjustment and
calcination
Cobalt Electrowinning
Design Plant Capacity	1,800 tons/yr
Cobalt Extraction	95%
Type	Non-diaphragm
Current Density	350 A/m2
Current Efficiency	75%
Temperature	75o
Cell Voltage	4 volts
Anodes	Pb/Sr/Sn
Cathodes	Stainless Steel
Cathode Production Cycle	5 Days
Cells	Lined concrete
Electrolyte Feed pH	6.3
Electrolyte Co	30-45 g/l
Cobalt Tenor Drop	5 g/l
Spent Electrolyte pH	1.9
Spent Electrolyte	25-40 g/l
Electrolyte Bleed	5%

Zero Discharge Water Treatment
Method	pH/Nanofiltration/IX/RO

(note: Current 2005 plans are for treated water discharge by means of land application and natural groundwater recharge)

Total Water Recycle Capacity 250 gallons/minute

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6.4	Infrastructure (2001 pre-feasibility)

6.4.1	Site Access

The project site is easily accessed. Vehicle access is by paved road on state Highway 93 from Salmon to a well-maintained gravel road 6 miles south of town which heads west to the project site. The gravel portion of the access road is about 40 miles long. The nearest rail access is at the town of Dubois, some 100 miles southeast of Salmon. The hydrometallurgy plant purchased in September of 2002 is located within 300 miles of the mine and mill. The existing plant needs to be refurbished and designed for Idaho Cobalt Project concentrates. This study assumes the plant will remain at its current location.

6.4.2 Housing/Employee Transportation

It is anticipated that most of the project employees will live in the Salmon area. The employees will be transported to the project site by bus or large vans assigned to personnel. This will enhance the safety of the employees by limiting the number of vehicles on the road to the project.

6.4.3 Power

Power will be supplied by Idaho Power Company from a 69kv line to the project substation. The existing power line will be extended from the BMC water plant to the project substation near the mill. There are only three relatively small customers using power from this line at this time. The power line is rated at 4mw.

From the substation, power will be distributed around the site via overhead lines at 4,160 volts. The underground power distribution will be designed as mine design progresses. At the individual working areas the power will be transformed to the required working voltages.

An allowance has been provided for backup generators for maintaining essential services in the event that line power is lost. Two 500kw generators have been included in the project costs, one located at the mill and administrative office area and one at the mine.

6.4.4 Communications

The project will use microwave communications to connect the project with the public phone system at Salmon. On-site communications will be by FM radios.

6.4.5 Sewage

Sewage will be treated in a leach field/septic tank system. The septic tank sludge will be hauled off site to an approved county disposal facility.

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6.4.6 Fuel Storage

Fuel, diesel, gasoline and propane will be obtained from local vendors. Adequate storage facilities will be constructed at the project site to hold a two-week supply of the various fuels.

6.4.7 Water

Process water will be supplied from the tailings reclaim system, the mine, wells, and contained water management facility. Potable water will be provided by bottled water.

6.4.8 Water Management Pond

A water management pond will be constructed to store process water. Process water will be obtained from underground workings, tailings filtration, and wells. Excess water will be evaporated. No water is planned to be discharged.

6.4.9 Site Safety and Security

Access to the operations will be controlled at a security gate, which will be manned on day shift and will be controlled by a card or code access system at night. As the project is in an area where tourist and forest recreation traffic can be expected, site security is required for the facilities and to insure the safety of non-project area visitors.

At all times there will be a person on site with the responsibility of insuring that the project is being operated in a safe manner, meeting all requisite health and safety standards governing the project. Personnel will be trained to respond to emergencies and an ambulance will be on site at all times.

6.4.10 Buildings

Several buildings will be constructed for the project operating facilities. The main buildings will be for the mine office, mine maintenance facility and warehouse, mine dry/lamp room, mine air compressor and backup generator, explosives magazines, processing plant, assay lab, and administrative offices. All buildings will be constructed in a manner that meets all applicable design codes and regulations. The exterior of the buildings will be painted to blend in with the surrounding environment.

6.4.11 Laboratory

A laboratory will be constructed on site to perform assays and metallurgical testwork. The lab will support both the mine and mill. All solid and liquid wastes generated by the lab will be disposed of in an acceptable manner.

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6.4.12 Solid Waste Disposal

All non-hazardous solid waste will be disposed of in an approved landfill located near the project facilities.

6.4.13 Liquid Waste Disposal

All liquid wastes will be stored on site in approved barrels or other containers. Periodically, a contractor will haul the wastes from the site for disposal at an approved facility.

6.4.14 Vehicles

To support the project, several light vehicles will be required. For employee transportation a fleet of vans or small buses will be utilized. Site vehicles will include pickup trucks; maintenance vehicles such as utility trucks, welding trucks and flatbed/boom trucks; and road/site maintenance equipment such as graders and dozers.

6.4.15 Concentrate Hauling

Haulage of concentrates from the mill to the hydrometallurgical plant will be contracted to a hauling contractor.

6.4.16 General and Administrative Labor

Personnel required for general and administrative labor is summarized in Table 6.11.

Table 6.11 Historic General and Administrative Labor

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6.5	Historic Capital Cost Estimate (2001 pre-feasibility)

6.5.1	Summary

All cost estimates are made in first quarter 2001 U.S. dollars. Inflation for the period 2001 to 2003 was about 4% in total, according to an inflation calculator provided by the Federal Reserve Bank of Minneapolis on its Internet site. Thus, price changes that may have occurred since 2001 would be negligible considering the accuracy of the estimates. Updating prices for this report was determined to be unnecessary.

Total accuracy of the estimates is considered to be ± 25%. Most of the estimates are based on vendor quotes for equipment or cost estimates generated from experience at other underground mining operations. CAMP provided the capital cost estimate for the mill and hydrometallurgical facility. MineFill Services provided the capital cost estimate for the tailings and water management facilities. The expenditures presented in this section follow the project development schedule, which can be summarized as:

Year		Activities
-	3:	Permitting; drill inferred material
-	2:	Complete feasibility study by end of 7th month
Complete permitting; complete feasibility study by end of 9th month
Start development and detail design by start of tenth month
-	1:	Complete mill construction, infrastructure, stockpile ore.
	0:	Commence cobalt production
+1:		First year of cobalt production

Capital costs were developed for the four scenarios:

Case One: Process only Proven and Probable reserves (about a 5 year operation): Case 1A used a $65 NSR cutoff for production scheduling, Case 1B used a $100 NSR cutoff for production scheduling.

  Case Two: Include inferred material in the production schedule (about a 10-12 year operation):
	Case	2A used a $65 NSR cutoff for production scheduling,
	Case	2B used a $100 NSR cutoff for production scheduling.
Note:	Cases	2A & 2B are preliminary assessments. They include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

The overall project capital for the first three years is summarized by area for Case 1B in Table 6.12, and in Table 6.13 for Case 2B. Table 6.14 summarizes the total capital cost of all of the options. All of the items contain a 20% contingency except for the mine items, which contain a 15% contingency. Preproduction owner’s costs for feasibility and permitting prior to the decision to construct and develop the

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mine and mill are not included in the tables.	These costs are expended prior to the decision to develop
the mine and are considered sunk costs.

Table 6.12 Idaho Cobalt Project Historic Capital Estimate Case 1B With Proven and Probable Only (US $000’s)

Capital Cost Summary	Year -2	Year -1	Year 1	Totals
Item
Site and General		$532		$532
Mine Development	$487	$3,374	$2,483	$6,343
Mine Infrastructure		$4,249		$4,249
Mine Equipment	$1,310	$4,703	$3,942	$9,955
Mine Pre-Production Mining		$1,203		$1,203
Mill - Flotation Plant	$720	$7,158		$7,878
Tailings and Water Management		$1,108		$1,108
Infrastructure		$3,433	$491	$3,925
Hydrometallurgical Plant	$500	$8,788	$1,988	$11,276
Start-up Supplies		$0	$240	$240
Owner's Costs	$438	$1,302		$1,740
Sustaining Capital				$0
Closure				$0

Total Capital	$3,454	$35,850	$9,144	$48,449

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Table 6.13 Idaho Cobalt Project Historic Capital Estimate Case 2B
With Inferred Material (US $000’s)

Capital Cost Summary	Year -2	Year -1	Year 1	Totals
Item
Site and General		$532		$532
Mine Development	$487	$3,149	$2,346	$5,982
Mine Infrastructure		$4,249		$4,249
Mine Equipment	$1,310	$4,703	$3,942	$9,955
Mine Pre-Production Mining		$1,354		$1,354
Mill - Flotation Plant	$720	$7,158		$7,878
Tailings and Water Management		$1,108		$1,108
Infrastructure		$3,433	$491	$3,925
Hydrometallurgical Plant	$500	$8,788	$1,988	$11,276
Start-up Supplies		$0	$240	$240
Owner's Costs	$438	$1,302		$1,740
Sustaining Capital				$0
Mine Equipment Replacement				$0
Closure				$0

Total Capital	$3,454	$35,777	$9,007	$48,238

Table 6.14 Historic Capital Cost Summary (US $000’s)

Note:	The information in Table 6.14 relating to cases 2A and 2B is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

Working capital is not included in these totals. Working capital is estimated to total three months operating cost. Engineering, Procurement, and Construction Management (EPCM) is included for items that require detailed design in the mine, mill, hydrometallurgical plant and infrastructure. EPCM costs range from 15-20% of the item cost. Pre-production mining expenses occur in year –1 and total between $1.1 and $1.3 million depending on case.

6.5.2 Site and General

Initial site and general expense includes access road improvement from the BMC water treatment plant to the plant site, and road improvement from the mill to the Ram decline and waste dumps. Site and general expenses near the end of the operation are for road improvements from the Sunshine deposit to

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the mill. Also included in site and general are expenses related to drainage control of the area and for fencing the plant, tailings facility and water management facility. Table 6.15 summarizes the historic site and general expenses. The site and general cost will occur during year -1.

Table 6.15 Historic Site and General Capital Cost (US $000’s)

Item	Source		Unit Cost	Quantity	Cost

Common Fill	Local	$15	(per yd placed)	7,000	$105
Road Surface	Screen	$30	(per yd placed)	5,850 (3 miles)	$176
Culverts	Amcor	$60	(per ft installed)	50	$3
Surface Binder	SLC	$4,000	(per mi placed)	8	$32
Drainage Control	Dozer; Grader	$5,000	(per mi)	10	$50
Guard Shack	Local	$10,000	(installed w/fence)	1	$10
Site Fencing	Local	2.5 per ft		20,000	$50
Jersey Barrier	Amcor	$60	(per ft installed)	300	$18
Subtotal					$444
Contingency		20%			$89

Totals					$532

6.5.3 Mine Development

The mine development necessary for Cases One and Two was estimated by designing the workings necessary to access and develop the Ram deposit. The development required for the Sunshine deposit is based on the 1998 pre-feasibility study estimates. The development is shown in Table 6.16 for Case 1B and Table 6.17 for case 2B.

Mine development costs cover the expenditures for opening the mine, establishing ventilation, and driving the access drifts, raises, etc. to the stopes. Detailed drilling is also a necessary part of the provision for stope design and access, however, it is included in mine operating cost. The costs for a feasibility study, exploration drilling, and management of permits, etc. are not included in the capital, and are considered sunk costs. These historic costs can be found in the pre-production Owner Costs estimate in Section 6.7.9.1.

The decline is developed at a rate of 300 ft per month for the first five months. Development of stope access drifts is added starting during the sixth month at a rate of 200 ft per month. After about two and one half years of ramp, stope access, muckbay, and drill station development the rate of development needs to be increased. It is assumed that a contractor would be used to develop an additional 200 ft per month for a period of about one year. At these rates a 15-month period of development is required prior to production. All of the underground workings (adits, declines, muck bays, and cross-cuts) are driven at 11 ft by 13 ft. The cost is estimated to be $470 per foot development during pre-production, and $340 per foot during production. During production the mine general costs of about $130/ft are included in stope production costs.

Development at the Ram includes a decline (11 ft x 13 ft) starting at the 7,080 ft elevation and three 8 ft diameter ventilation raises.

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Table 6.16 Idaho Cobalt Project – Historic Mine Development Capital Case 1B – Proven and Probable Only (US $000’s)

Item - Annual Footages	Size	Units	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Totals
Ram Decline	11 x 13 Ft	Annual Ft	850	3,536	3,629	2,149	0	0	10,164
Ram Stope Access	11 x 13 Ft	Annual Ft	50	1,925	2,260	1,740	0	0	5,975
Ram Muck Bay/Drill Station	11 x 13 Ft	Annual Ft	0	354	461	525	0	0	1,340
Sunshine Decline;Access,etc	11 x 13 Ft	Annual Ft	0	0	0	2,564	5,191	3,372	11,127
Ram and Sunshine Ore Pass/Vent	8 Ft Dia.	Annual Ft	0	501	0	532	1,181	744	2,959

Item - Annual Cost	Pre-Prod.	Production		$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's
Ram Decline	$470	$340	$400	$1,662	$1,234	$731	$0	$0	$4,026
Ram Stope Access	$470	$340	$24	$905	$768	$591	$0	$0	$2,288
Ram Muck Bay/Drill Station	$470	$340	$0	$166	$157	$178	$0	$0	$502
Sunshine Decline, Access	$470	$340	$0	$0	$0	$872	$1,765	$1,146	$3,783
Ram and Sunshine Ore Pass/Vent	$400	$400	$0	$201	$0	$213	$472	$298	$1,183

Subtotal			$423	$2,934	$2,159	$2,585	$2,237	$1,444	$11,782
Contingency	15%		$63	$440	$324	$388	$336	$217	$1,767
Total Mine Development			$487	$3,374	$2,483	$2,973	$2,573	$1,661	$13,550

Table 6.17 Idaho Cobalt Project – Historic Mine Development Capital Case 2B – With Inferred Material (US $000’s)

Ite m - An n u al Footage s	S i z e	Un its	Ye ar -2	Ye ar -1	Ye ar 1	Ye ar 2	Ye ar 3	Ye ar 4	Ye ar 5	Ye ar 6	Ye ar 7	Ye ar 8	Ye ar 9	Ye ar 10	Totals
Ram Decline	11 x 13 Ft	Annual Ft	850	3,220	3,105	4,776	5,769	999	265	0	0	0	0	0	18,984
Ram St ope Access	11 x 13 Ft	Annual Ft	50	1,725	2,375	2,375	2,154	5,248	962	0	0	0	0	0	14,890
Ram M uck Bay/Drill Stat ion	11 x 13 Ft	Annual Ft	0	455	520	449	477	960	0	0	0	0	0	0	2,860
Sunshine Decline;Access,et c	11 x 13 Ft	Annual Ft	0	0	0	0	0	0	0	1,282	4,342	3,787	1,716	0	11,127
Ram and Sunshine Ore P ass/Vent	8 Ft Dia.	Annual Ft	0	501	0	0	0	480	0	0	534	647	744	0	2,906

It em - Annual Cost	P re-prod.	P roduct ion		$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's	$ 000's
Ram Decline	$470	$340	$400	$1,513	$1,056	$1,624	$1,962	$340	$90	$0	$0	$0	$0	$0	$6,984
Ram St ope Access	$470	$340	$24	$811	$808	$808	$732	$1,784	$327	$0	$0	$0	$0	$0	$5,293
Ram M uck Bay/Drill Stat ion	$470	$340	$0	$214	$177	$153	$162	$326	$0	$0	$0	$0	$0	$0	$1,032
Sunshine Decline, Access	$470	$340	$0	$0	$0	$0	$0	$0	$0	$436	$1,476	$1,288	$583	$0	$3,783
Ram and Sunshine Ore P ass/Vent	$400	$400	$0	$201	$0	$0	$0	$192	$0	$0	$214	$259	$298	$0	$1,162

Subt otal			$423	$2,739	$2,040	$2,584	$2,856	$2,642	$417	$436	$1,690	$1,546	$881	$0	$18,254
Contingency	15%		$63	$411	$306	$388	$428	$396	$63	$65	$253	$232	$132	$0	$2,738
Total Mi n e De ve lopm e n t			$487	$3,149	$2,346	$2,972	$3,284	$3,039	$480	$501	$1,943	$1,778	$1,013	$0	$20,992

Note:	The information in Table 6.17 is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

6.5.4	Mine Infrastructure Estimates

The mine facilities will consist of the mine office/dry/maintenance/warehouse building, mine substation, air compressor building, explosives magazines and a backup generator. Also included in mine infrastructure is the cost of installing the aerial tramway from the mine portal to the flotation plant crusher stockpile. The cost is the same for either Case One or Case Two. The cost of the mine facilities is summarized in Table 6.18.

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Table 6.18 Mine Facilities Historic Capital Cost Estimate by Year (US $000’s)

	Item		Year –1
			(year preceding production)
	Mine support building		$500
	Aerial tramway		$2,070
	Electrical-substations and distribution		$150
	Main fan installation		$15
	Underground shop		$65
	Underground lamp room		$5
	Cement addition facilities		$150
	Mine rescue facilities		$10
	Explosives magazine		$20
	Underground communication		$20
	Spare generator		$250
	Sanitary facilities		$5
	Misc. installation and materials	13%	$435

	Subtotal Mine Infrastructure		$3,695
	Contingency	15%	$554
	Total Mine Infrastructure		$4,249
	* Note: Mine support building includes offices, dry, warehouse, and shop.

6.5.5	Mine Equipment

As all the major mining equipment is small and mobile and can be shipped in one piece, no erection or assembly costs are added. The haul trucks for carrying ore to the mill may require some assembly but it will be minor. Equipment costs are from recent quotations for similar projects, estimated from experience, or from phone calls to suppliers. Generally mine equipment should be ordered about 4-6 months prior to the need, to ensure on time delivery.

Spare major components have been included in these estimates. Smaller spare parts have been estimated at 10% of the total base costs. In addition, a contingency of 15% has been included.

Table 6.19 itemizes the base cost of most of the mining capital equipment, including freight. Light vehicles for surface use are included in the infrastructure equipment list in Table 6.24.

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Table 6.19 Historic Mine Equipment Capital Cost Estimate by Year (US $000’s)

Item	Units	Unit Cost	2002	2003	2004	2005	Totals
Two boom jumbo	2	$350	$350		$350		$700
Single boom jumbo	4	$300		$600	$600		$1,200
Narrow single boom jumbo	2	$100		$100	$100		$200
Longhole drill	2	$300		$300		$300	$600
0.5 CY LHD	1	$120		$120			$120
1.0 CY LHD	2	$170		$170	$170		$340
2.0 CY LHD	2	$210		$210	$210		$420
3.5 CY LHD	5	$290	$290	$290	$290	$580	$1,450
20 ton truck	5	$375	$375	$375	$750	$375	$1,875
Bolter	1	$400			$400		$400
Grader	1	$90		$90			$90
Compressor	1	$35		$35			$35
Portable compressor	2	$35		$35	$35		$70
UG flatbed	2	$65		$65			$65
Lube/service truck	1	$80		$80			$80
Powder truck	1	$80		$80			$80
Scissor truck	1	$120		$120			$120
UG vechiles	8	$45		$180	$90	$90	$360
Elec. transformers	3	$30		$60	$30		$90
Slusher 30HP	6	$5		$30			$30
Stope fans 20HP	12	$3		$15	$15	$6	$36
Slusher stope equipment	Lot	$75		$75			$75
Aux and main fan	Lot	$100		$80		$20	$100
Pumps	Lot	$50		$35	$15		$50
Shop equipment	Lot	$150		$150			$150
Engineering & geological equip.	Lot	$50		$50			$50
Office equipment	Lot	$150		$150			$150
Rescue, lamps, etc	Lot	$150		$150			$150

Subtotal Mine Equipment			$1,015	$3,645	$3,055	$1,371	$9,086
Misc. and spares	10.00%		$102	$365	$306	$137	$909
Subtotal Mine Equipment			$1,117	$4,010	$3,361	$1,508	$9,995
Freight	2.00%		$22	$80	$67	$30	$200
Subtotal Mine Equipment			$1,139	$4,090	$3,428	$1,538	$10,194
Contingency	15.00%		$171	$613	$514	$231	$1,529
Total			$1,310	$4,703	$3,942	$1,769	$11,724

6.5.5.1 Freight

For this report, the average cost of freight was assumed to be 2% of the base price of the goods.

6.5.5.2 Equipment Replacement and Residual Value of Equipment

Mine equipment is replaced during year 7 of the Case 2A and 2B operation. No equipment replacement is assumed for Case 1A or 1B since the mine life is 5 years. It has been assumed that the salvage value of capital investment will be 5% of the capital investment.

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6.5.5.3 Mine Capital Expenditures by Year

The cost estimates from all the sub-sections for the mine have been collected and placed in a table summarizing mine expenses, Table 6.20. The estimates of expenditures necessary to bring the project into production are shown in the table. The estimates include freight and a contingency.

Table 6.20 Historic Mine Capital Expenditure by Year Case 1B (US $000’s)

Capital Cost Summary	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Totals
Item
Mine Development	$487	$3,374	$2,483	$2,973	$2,573	$1,661	$0	$13,550
Mine Infrastructure		$4,249						$4,249
Mine Equipment	$1,310	$4,703	$3,942	$1,769				$11,724

Totals	$1,796	$12,326	$6,425	$4,742	$2,573	$1,661	$0	$29,523

6.5.6 Pre-production Mining

Pre production mining expenses are included as a capital expenditure. These expenses are for the ore grade material mined prior to mill start-up. The tons of material mined prior to mill start-up vary between 18,600 and 22,500 depending on case. Table 6.21 summarizes pre-production mining expenses for each case.

Table 6.21 Historic Pre-production Mining Cost (US $000’s)

6.5.7 Mill

All of the capital for the milling facilities will be spent in the pre-production period.

6.5.7.1 Mill Facilities and Equipment Estimates

The mill facilities costs, including the processing equipment, are presented in Table 6.22. The costs exclude the cost of the tailings facility, water management facility and the cost of bringing power, water and any other utilities to the mill, which are included in Section 6.7.8.

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Table 6.22 Historic Mill Facilities and Equipment (US $000)

Item		2002	2003	Totals
Crushing		$60	$590	$650
Grinding		$60	$540	$600
Flotation			$450	$450
Concentrate Handling			$200	$200
Knelson Concentration			$100	$100
Tailings			$600	$600
Building			$1,250	$1,250
Subtotal		$120	$3,730	$3,850
Installation	43.00%		$1,118	$1,118
Piping and Instramentation	20.00%		$729	$729
EPCM	20.00%	$600	$268	$868
Subtotal		$720	$5,845	$6,565
Contingency	20.00%		$1,313	$1,313
Mill Total		$720	$7,158	$7,878

Note: Building not included in installation, piping and instrumentation, and EPCM percentages.

6.5.7.2 Residual Value of Equipment

It has been assumed that the salvage value of the mill equipment will be 5% of the installed cost.

6.5.7.3 Tailings and Water Management Facilities

Tailings Facility costs have been developed for filtered tailings, based on the assumption that 50% of the tailings material will be used as backfill for the underground workings. The excavation costs were provided by MineFill services, based on 10 ft of till covering rock. Some preliminary excavations have been completed at this site to a depth of 11 ft indicating the depth of the till is at least 10 ft. The estimated cost for the tailings facility is shown in Table 6.23.

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Table 6.23 Historic Filtered Tailings Facility and Water Management Reservoir Estimate (US $000’s)

	Item	Unit	Quantity	Unit Price	Total Cost
			units	$/unit	2003
	Clear, Grub, Strip soil and till	Acres	50	$2,000.00	$100
	Tailings Facility Berm	Cubic Yard	44,680	$3.78	$169
	Excavate Rock (Pond)	Cubic Yard	80,980	$4.50	$364
	Pond Enbackment	Cubic Yard	95,840	$1.78	$171
	Diversion Ditches	Feet	2,600	$6.50	$17

	Subtotal				$821
	ECPM		15.00%		$123
	Contingency		20.00%		$164

	Totals				$1,108

6.5.8	Infrastructure and Support Equipment

In addition to the mining equipment described above, there will be general service equipment required for the surface operations. This equipment will be used for ore stockpile rehandle, rubbish removal, snow removal, surface transportation of filtered tailings and general site earthwork. Infrastructure facilities include the administrative offices, power and water supply, surface loading equipment. This study assumed that personnel would be transported from Salmon.

A general services equipment list is presented in Table 6.24.

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Table 6.24 Historic Infrastructure Facilities and Equipment Capital Cost (US $000)

	Item		Year -1	Year 1	Totals
	Power line extension		$260		$260
	Main substation		$350		$350
	Communications		$30		$30
	Water supply		$150		$150
	D-6 dozer		$125		$125
	Backhoe		$45		$45
	Service truck		$85		$85
	Pickups		$100	$50	$150
	Man vans		$315	$315	$630
	Ambulance		$55		$55
	Fork lift		$25		$25
	980 loader		$500		$500
	Grader		$125		$125
	Mobile crane		$135		$135
	25 Ton surface trucks		$150		$150
	Light plant		$32		$32

	Subtotal Infrastructure		$2,482	$365	$2,847
	Misc and Spares	10%	$248	$37	$285
	Subtotal Infrastructure		$2,730	$402	$3,132
	Freight	2%	$55	$8	$63
	Subtotal Infrastructure		$2,785	$410	$3,194
	EPCM (Power)	15%	$92		$92
	Contingency	20%	$557	$82	$639

	Total Infrastructure		$3,433	$491	$3,925

6.5.9	Hydrometallurgical Cobalt Plant

The cost estimate to revise and recondition the existing hydrometallurgical facility to process the cobalt, copper and gold concentrate from the mill is shown in Table 6.25. Formation Capital completed the acquisition of the hydrometallurgical facility in September 2002 for a total purchase cost of $1.575 million. The purchase cost is considered to be a sunk cost.

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Table 6.25 Historic Cobalt Hydromet Plant (US $000)

Ite m		ye ar -3	ye ar -2	ye ar -1	Totals
Leaching			$100	$25	$125
Liquid/Solid			$225	$50	$275
Gold recovery			$325	$50	$375
C opper SX			$125	$25	$150
C opper Sulfate			$250	$50	$300
C o/C u Ew			$150	$25	$175
SX/EW First Fills				$275	$275
Jarosite Precipitation			$425	$75	$500
C obalt O xide			$1,100	$200	$1,300
W ater Treatment			$800	$200	$1,000
Subtotal			$3,500	$975	$4,475
Installation	43.00%		$1,505	$301	$1,806
Piping and Inst.	20.00%		$1,001	$200	$1,201
EPC M	15.00%	$500	$401	$180	$1,081
Subtotal Hydromet		$500	$6,407	$1,656	$8,563
C ontingency	20.00%		$1,381	$331	$1,713
Purchase Plant (Remaining Payment)			$1,000		$1,000
Total Hydrome t		$500	$8,788	$1,988	$11,276

The products from the plant include cobalt oxide, copper metal, copper sulfate, and gold. The hydrometallurgical plant will also have the built-in flexibility to make cobalt hydroxide, cobalt carbonate, and cobalt metal. Solid waste products from the hydromet plant will be treated and disposed of in a facility near the plant.

6.5.9.1 Owner’s Costs

Pre-production owner’s costs expended prior to starting mill construction and mine development are considered sunk. This includes all feasibility and permitting expenses and purchase payment for the existing hydrometallurgical facility. To avoid confusion, the only costs that are summarized in this section are the owner’s costs that occur after the decision to proceed with construction of the project. Owner’s costs after starting construction are shown in Table 6.26. General and Administrative labor includes a manager, mine superintendent, mine engineer, geologist, environmental manager, human resources personnel including safety, controller, accounting and warehouse personnel.

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Table 6.26 Historic Construction Period Owner’s Costs (US $000’s)

Item	2002	2003	Totals
Insurance	$25	$100	$125
Financing fees and interest *			$0
Working capital **			$0
Consultants to the owner	$25	$100	$125
Travel expenses	$50	$50	$100
Recruiting and relocation	$75	$75	$150
Training and operators manuals	$25	$100	$125
General and administrative labor	$165	$660	$825
Sub-total	$365	$1,085	$1,450
20% Contingency	$73	$217	$290
Total	$438	$1,302	$1,740

*	Financing interest during construction is considered a corporate cost and is not charged against the project.

**	Working Capital, which totals three months operating cost, is not included in this table

6.5.10 Closure

The mine closure costs were estimated to total $0.87 million. These funds will be used to reclaim roads, mill, tailings facility, and the water management facility. All mine wastes that are potentially acid generating will be used as mine backfill. Mine openings will be sealed. The site will be monitored during the reclamation period. Table 6.27 summarizes the closure costs.

		Table 6.27 Historic Closure Costs (US $000’s)

Facility	Area (acres)Shaping, GradingTopsoil ReplacemenHydroseeding				Sealing Openings	Other	Cost
		($1500/Acre)	($800/Acre)	($300/Acre) $50,000/portal; $12,000/vent
Roads	19	$29		$6			$34
Inert Waste Dumps	8	$12	$6	$2			$21
Adits and PAG Waste Dumps	3	$5	$2	$1			$8
Mill and Power Lines	3	$5	$2	$1			$8
Tailings Facility	20	$30	$16	$6			$52
Portals	2	$3	$2	$1	$250		$255
Air Vents	1	$2	$1	$0	$36		$39
Water Management Facility	13	$20	$10	$4			$34
Site General	10	$15	$8	$3			$26
Site Monitoring						$250	$250
Contingency	20%					$145	$145

Totals	79	$119	$48	$24	$286	$395	$871

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6.6	Historic Operating Cost Estimate (2001 pre-feasibility)

6.6.1	Introduction

All costs in this section are reported in first quarter 2001 US dollars. The operating costs have been divided into three broad sub-sections.

  Labor;
  Unit Operating Cost; and
  Total Operating Cost per Year.

The average life-of-mine cost ranges between US $67.66 and US $69.31 per ton of ore for the four cases studied. Including cobalt-refining costs increases the cost per ton to between $94.72 and $98.23 per ton of ore. The cost per ton including refining is shown as an operating cost for informational purposes as normally the cobalt refining cost including concentrate transportation is reported as a cost of selling the product and not as an operating cost. Table 6.28 shows a breakdown of the operating cost by cost-center.

Table 6.28 Historic Idaho Cobalt Project Estimate Operating Cost Per Ton Ore (US $)

	Case 1A	Case 1B	Case 2A	Case 2B
Item	>$65 NSR PP	>$100 NSR PP	>$65 NSR PPI	>$100 NSR PPI
Mining	$47.37	$46.67	$47.38	$46.05
Milling	$12.12	$12.12	$12.12	$12.12
G & A	$6.22	$6.36	$5.82	$5.87
Other	$3.59	$3.58	$3.62	$3.62
Concentrate transportation	$1.28	$1.35	$1.18	$1.27
Concentrate treatment	$23.42	$24.78	$21.65	$23.35
Solid waste disposal	$3.19	$3.38	$2.95	$3.18

Total mine and mill operating cost	$69.31	$68.73	$68.93	$67.66
Total cost including refining	$97.20	$98.23	$94.72	$95.47

Notes:	PP indicates Proven and Probable material and PPI also includes Inferred material
Other includes backfilling, aerial tram, surface transportation of filtered tailings, and water evaporation.
Cases 2A and 2B are preliminary in nature. They include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

6.6.2 Labor Requirements

The daily manning requirements are summarized below. The working schedule varies between departments as follows:

Days/Week
Shifts/Day
Hours/Shift

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Mine	5	2	10
Mill	7	3	8
Infrastructure	5	3	8
Hydromet	7	3	8

Attendance losses due to accident, illness and absenteeism have been allowed for in the annual labor requirement calculations. A 2% allowance has been included. The manpower requirements at full capacity for each area are summarized below in Table 6.29. Three trainers in the mine, mill, and hydromet plant are required at start-up for a six month period.

Table 6.29 Historic Project Labor Requirements

	Staff	Operations	Total
Mine	16	93	109
Mill	6	25	31
Infrastructure	9	8	17
Hydrometallurgical Plant	5	28	33

Total	36	154	190

Tables 6.30 and 6.31 show on-site project staff and labor requirements, respectively. Table 6.32 shows the hydrometallurgical plant requirements.

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Table 6.30 Historic Idaho Cobalt Project On-Site Staff Estimate

Item	Start-up	Full Production
	Totals	Totals
Mine Staff

Mine Superintendent	1	1
Maintenance Superintendent	1	1
Chief Engineer	1	1
Surveyor/Rodman	2	2
Mine Planner	1	1
Chief Geologist	1	1
Ore Control Geologist	1	2
Sampler	2	4
Warehouseman	2	2
Clerk	1	1

Subtotal Mine Staff	13	16

Mill Staff

Mill Superintendent	1	1
Metallurgist	1	1
Assayer	1	1
Assay Technician	1	3

Subtotal Mill Staff	4	6

General and Administrative Staff

General Manager	1	1
HR Manager	1	1
Environmental Manager	1	1
Purchasing Manager	1	1
Purchasing Agents	2	2
Controller	1	1
Accountants	2	2

Subtotal General and Administrative Staff	9	9

Total Staff	26	31

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Table 6.31 Historic Idaho Cobalt Project On-Site Hourly Labor Estimate

Item	Start-up	Full Production
	Totals	Totals
Mine Labor

Mine Shift Foreman	2	4
Skilled Miners and Equipment Op.	36	58
Unskilled Mine Helpers	6	10
Maintenance Foreman	2	2
Mine Mechanics, Electricians, Welders	10	19

Subtotal Mining Labor	56	93

Mill Labor

Mill Foreman	4	4
Mill Ore Haul and Load Crusher	4	6
Mill Crusher Operators and Helpers	2	3
Mill Float Operator	4	4
Mill Float Helper	4	4
Mill Mechanic	4	4

Subtotal Mill Labor	22	25

General and Administrative Labor

Janitors	4	4
Security	4	4

Subtotal General & Administrative Labor	8	8

Subtotal Labor	86	126

Total Project On-Site Staff and Labor	112	157

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Table 6.32 Historic Hydrometallurgical Plant Manpower Estimate

Item	Start-up	Full Production
	Totals	Totals
Hydromet Plant Staff

Plant Manager	1	1
Metallurgist	2	2
Assayer/Chemist	2	2
Subtotal Hydromet Staff	5	5

Hydromet Plant Labor

Plant Foremen	4	4
Leach operators	4	4
Reagent operators	2	2
Neutralization and SX operators	4	4
Gold Recovery	2	2
Copper Recovery	2	2
Cobalt Electrowinning	4	4
Water Treatment Operator	2	2
Mechanics	2	2
Instrument Technicians/Electricians	2	2
Subtotal Hydromet Plant Labor	28	28

Total Hydromet Manpower	33	33

6.6.3	Historic Mine Operating Cost Estimate

6.6.3.1	Mining

The total cost per ton of ore mined for operating and maintenance varies according to mining width. Mining costs were developed from detailed estimates for stope mining and experience at nearby operations. A summary of the mining costs is shown in Table 6.33

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Table 6.33 Summary of Historic Mining Cost Estimate

	Cost per ore ton (US $/ton)				Development
Stope Width	3-7 ft.	7-8 ft.	8-10 ft.	>10 ft.		11 x 13 ft
Item	Stope	Stope	Stope	Stope	per ton	per ft.
Materials	$15.26	$9.64	$8.70	$7.72	$11.34	$144.28
Labor	$30.98	$19.17	$16.08	$14.00	$9.47	$120.46
Equip. operation	$1.52	$2.98	$2.43	$1.58	$1.50	$19.13
Equip maintenance	$5.69	$8.14	$5.76	$3.29	$3.59	$45.64
Mine G&A	$10.80	$10.80	$10.80	$10.80	$10.80	$137.40
Total	$64.26	$50.73	$43.76	$37.40	$36.70	$466.90
Use	$64.50	$51.00	$44.00	$37.50		$470.00

Mine general and administrative costs are summarized in Table 6.34, while mine maintenance general and administrative costs are shown in Table 6.35.

Table 6.34 Historic Mine General and Administrative Cost Estimate

(Annual Costs in Terms of US $000’s)

Item	Number	Salary		Burden	Labor	Labor
				30%	Total/person	Total
Mine Staff
Mine Superintendent	1		$65	$20	$85	$85
Maintenance Superintendent	1		$65	$20	$85	$85
Chief Engineer	1		$60	$18	$78	$78
Surveyor/Rodman	2		$33	$10	$43	$87
Mine Planner	1		$50	$15	$65	$65
Chief Geologist	1		$60	$18	$78	$78
Ore Control Geologist	2		$42	$13	$55	$109
Sampler	4		$31	$9	$41	$162
Warehouseman	2		$29	$9	$38	$76
Clerk	1		$27	$8	$35	$35
Mine Shift Foreman	4		$60	$18	$78	$312
Subtotal Labor	20					$1,171
Mine Supplies						$150
Definition Drilling						$200
Totals per ton ore						$5.43

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Table 6.35 Historic Mine Maintenance General and Administrative Cost Estimate (Annual Costs in Terms of US $000’s)

	Mine Maintenance General and Administrative Costs
Item	Number	Hourly Rate	Burden	Labor	Total Loaded	Annual	Labor
			30%	Bonus	Rate	Rate	Total
Mantenance Hourly Staff		$/hr	$/hr	$/hr	$/hr	$/person
Mine Maintenance Foreman	2	$23.00	$6.90	$7.59	$37.49	$78	$156
Mine Mechanics	8	$21.00	$6.30	$6.93	$34.23	$71	$570
Mine Mechanics helpers	4	$17.00	$5.10	$5.61	$27.71	$58	$231
Mine Electrictians	3	$21.00	$6.30	$6.93	$34.23	$71	$214
Mine Welders	4	$19.00	$5.70	$6.27	$30.97	$64	$258
Maintenance Supplies							$75
Annual Totals	21						$1,502
Totals per ton of ore							$5.37

Mine general and administrative costs were estimated to total $10.80 per ton of ore. Mining cost estimates for 4 different stope widths are summarized below:

3-7 ft – jackleg and slusher mining - - - - - - $64.50/ton 7-8 ft – mechanized – 0.5 cy LHD - - - - - - $51.00/ton 8-10 ft – mechanized – 1.0 to 2.0 cy LHD - $44.00/ton + 10 ft – mechanized – 3.5 cy LHD - - - - - $37.50/ton

This mining cost includes sill development, raises, and normal ground support. Geotechnical investigations may help improve mining costs by determining if longhole methods and roadheaders could be applied to the deposits.

The true mining width was calculated for each horizon in each stope. The distribution of stope width is shown in Figure 6.2. This figure illustrates graphically that the percentage of slusher stoping is reduced as the cutoff grade increases and also that the inferred materials contain a lower percentage of slusher stope material than proven and probable material. The average mining cost was estimated to vary between $46 and $49 per ton of material depending on case.

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Figure 6.2 Historic Distribution of Stope Width

Note: PP indicates Proven and Probable reserves and PPI adds inferred materials.

Cases 2A and 2B are preliminary in nature. They include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

6.6.3.1.1 Aerial Tram Operation and Road Maintenance

A cost of $0.55 per ton has been used for surface aerial tram operation and surface road maintenance. The cost of the tram was developed from vendor estimates. MDA estimates that the cost of the tram will be slightly higher than the vendor estimate of about $0.15 per ton of material transported. A surface road maintenance cost of about $60,000 per year is included in the estimate, for surface roads between the Ram or Sunshine deposits and the plant.

6.6.3.1.2 Filtered Tailings Placement

Filtered tailings will either be transported to the mine via aerial tramway, or transported to the tailings facility by surface trucks. About 50% of the material will be transported to the Tailings facility and about 50% will be used for backfilling stopes in the mine. Backfilling costs are estimated at $2.50 per ton of filtered tailings material placed in the mine. Adding cement is expected to cost $2.00 per ton of material backfilled. The remaining filtered tailings will be transported to the tailings facility at a cost of $0.80 per ton. Averaging the 50% that is used for backfill and the 50% that is placed in the surface facility, the average cost of handling filtered tailings is estimated to be $2.65 per ton of ore.

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In addition, 10-20% of the waste taken out of the mine will need to be transported back into the mine and used as backfill. This material will cost about $0.35 per ton of ore, assuming 15% of the waste material will be transported and backfilled.

6.6.3.1.3 Electrical Power

The drill jumbos, pumps, longhole drills, diamond drills, fans, etc. will be electric powered. Mine power requirements are estimated to be 1,300 kilowatts, based on BMC’s feasibility study. Electricity will be supplied by line power at an estimated cost of $0.055/kwh.

6.6.3.1.4 Diesel Fuel

The cost of diesel fuel is included in mining equipment operating cost estimates.

6.6.3.1.5 Mill

The mill will start up processing 400 tons per day and build up to an 800 ton per day operation. The mill will produce a cobalt-copper-gold concentrate. The cost of operating the mill is estimated to be $12.12 per ton of material. A reagent credit of $0.40 per ton of ore has been taken to utilize the copper sulfate that will be produced at the hydrometallurgical facility. Costs included start from feeding the crusher and end depositing filtering tailings at the tailings facility. CAMP provided operating cost estimates for the mill. Table 6.36 shows the detail of the estimated plant costs.

Table 6.36 Historic Plant Operating Cost Estimate

	Area	Cost
		US $/ton ore
	Crushing and Grinding	$5.00
	Flotation	$4.60
	Liquid/Solid Separation	$1.00
	Power	$1.25
	Sampling and Assaying	$0.25
	Knelson Concentration	$0.02
	Water	$0.15
	Concentrate Loading	$0.10

	Total Mill Cost/ ton ore	$12.12

6.6.3.1.6	Hydrometallurgical Plant

The hydrometallurgical plant will treat 30-40 tons of bulk concentrate per day depending on mill feed grade. CAMP estimated the cost of processing the cobalt concentrate to be $550 per ton of concentrate. Additional testwork is required to improve the definition of hydrometallurgical plant operating cost. In addition the cost for disposal of waste products is estimated to be $75 per ton of concentrate, based on processing the solid wastes by the Ecobond process. This process utilizes a phosphate chain that sequesters metal ions to form insoluble phosphate metal complexes. Wastes treated by this process will

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be deposited in a solid facility near the hydrometallurgical plant. Ecobond estimated the cost to process waste material to be $100 per ton of waste however additional testing is required. Project economics will be evaluated using a cost of $625 per ton of concentrate. The costs after a concentrate has been produced are treated as deductions against sales in the economic evaluation in Section 6.9. The estimated operating cost of the hydrometallurgical plant is shown in Table 6.37.

	Table 6.37 Historic Hydrometallurgical Plant Operating Cost

	Area	Cost
		US $/ton concentrate
	Leaching	$225.00
	Liquid/Solid Separations	$50.00
	Cobalt Recovery	$150.00
	Copper Recovery	$25.00
	Gold Recovery	$50.00
	Solid Waste Treatment and Disposal	$75.00
	Zero Discharge Wastewater Treatment	$50.00

	Total Hydrometallurgical Plant/ton concentrate	$625.00

6.6.3.1.7	General and Administrative

General and Administrative (G & A) costs include staff costs, property taxes and insurance, legal cost, consultants, etc. This portion of G & A labor cost is expected to total $0.95 million per year or $3.40 per ton of ore at full production, while the total cost is estimated to be $1.568 million per year or $5.60 per ton of ore. Table 6.38 shows the General and Administrative labor costs. Table 6.39 shows the total general and administrative costs for the project.

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Table 6.38 Historic General and Administrative Labor Estimate (US $000’s)

		Annual	Burden	Annual	Annual
General and Administrative Staff	Number	Salary	30%	Cost	Total
General Manager	1	$100	$30	$130	$130
HR Manager	1	$70	$21	$91	$91
Environmental Manager	1	$60	$18	$78	$78
Purchasing Manager	1	$55	$17	$72	$72
Purchasing Agents	2	$45	$14	$59	$117
Controller	1	$60	$18	$78	$78
Accountants	2	$40	$12	$52	$104
Subtotal Staff	9				$670
General and Administrative Labor
Janitors	4	$27	$8	$35	$141
Security	4	$27	$8	$35	$141
Subtotal Labor	8				$281

Total General and Administrative	17				$951

Table 6.39 Historic General and Administrative Cost Estimate (Annual Totals in US $000’s)

Item	Totals	$/ton ore
General and Administrative Labor	$951	$3.40
Insurance	$100	$0.36
Employee Transportation	$240	$0.86
Communications	$72	$0.26
Safety Supplies	$30	$0.11
Office Supplies	$25	$0.09
Legal	$30	$0.11
Consultants	$30	$0.11
Subscriptions, Fees and Donations	$15	$0.05
Property Tax	$25	$0.09
Travel	$20	$0.07
Recruiting	$10	$0.04
Bank fees	$5	$0.02
Equipment Lease and rentals	$15	$0.05

Totals	$1,568	$5.60

6.6.4 Total Operating Cost

The average operating cost per ton of ore for the four cases is shown below in Table 6.40, and in Table 6.41 in terms of cost per pound of cobalt. Mine and mill operating costs for the four cases range between $67.66 and $69.31 per ton of ore, or between $4.65 and $5.34 per pound of cobalt produced,

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including a credit of about $1 per pound for other metals produced. Concentrate transportation and refining costs are shown in the cash flow statements as a reduction in revenue.

Table 6.40 Historic Idaho Cobalt Project Estimated Operating Cost Per Ton Ore (US $/ton)

Item	>$65 NSR PP	>$100 NSR PP	>$65 NSR PPI	>$100 NSR PPI
Mining	$47.37	$46.67	$47.38	$46.05
Milling	$12.12	$12.12	$12.12	$12.12
G & A	$6.22	$6.36	$5.82	$5.87
Other	$3.59	$3.58	$3.62	$3.62

Total Cost	$69.31	$68.73	$68.93	$67.66
Note:	PP indicates Proven and Probable material while PPI also includes Inferred
	material. Inferred mineral resources are considered too speculative geologically
	to have the economic considerations applied to them that would enable them to
	be categorized as mineral reserves. Cases 2A and 2B are preliminary assessments
	and there is no certainty that they will be realized.

Other costs include backfilling, surface transportation of filtered tailings, aerial tram, and water evaporation.

Table 6.41 Historic Idaho Cobalt Project Estimated Operating Cost per Pound of Cobalt

	Case 1A	Case 1B	Case 2A	Case 2B
Item	>$65 NSR PP	>$100 NSR PP	>$65 NSR PPI	>$100 NSR PPI
Mine	$4.07	$3.79	$4.40	$3.96
Backfill & Other	$0.30	$0.28	$0.33	$0.30
Mill	$1.05	$0.99	$1.13	$1.05
G & A	$0.53	$0.52	$0.54	$0.50
Metal Credits	($0.99)	($0.92)	($1.03)	($0.95)

Totals	$4.96	$4.65	$5.37	$4.88
Note:	PP indicates Proven and Probable material while PPI also includes Inferred
	material. See note to Table 6.41, above.

6.7	Historic Project Economics (2001 pre-feasibility)

It is important for the reader to note that this Section as with previous Sections 6.3 through 6.9 are from the 2001 pre-feasibility study by MDA; which is not current. Proven and Probable reserves are thus from a historical context and are not equivalent to current Measured and Indicated Resources. In addition the Inferred resources stated here are also not current, and are a category considered too speculative to be of economic interest. Therefore, the following discussion regarding project economics is also of a historical and speculative nature, but is presented here as stated in the pre-feasibility study, for completeness and for a general understanding of the possible scope and magnitude of the Idaho Cobalt Project.

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6.7.1 Project Economics Summary

A cash flow evaluation of the project was completed based on first quarter 2001 US dollars. This evaluation indicated that the project does have a pretax internal rate of return of 64.9% at a cobalt price of $15/lbs, assuming a $100 NSR cutoff and mining only proven and probable materials (Case 1B). If most of the currently estimated inferred material can be developed to proven and probable class, the net present value and internal rate of return will increase substantially.

Additional test work is required to estimate the operating cost and recoveries of the hydrometallurgical plant with more certainty, however the project does appear to be economic based on pre-feasibility estimates.

Table 6.42 illustrates the pretax net present value of the four cases at different cobalt prices. In cases 2A and 2B, a $3/lbs change in cobalt price is approximately equivalent to a change of over $60 million in net present value. Cobalt sales are in the form of cobalt oxide, which carries a premium over the cobalt metal price. Table 6.43 illustrates the pretax internal rate of return of the project. These results are shown graphically in Figures 6.3 and 6.4.

Table 6.42 Idaho Cobalt Project – Historic Pretax Net Present Value (8%)

($000’s)

Cobalt Price	Case 1A	Case 1B	Case 2A	Case 2B
$/lb Co	>$65 NSR PP	>$100 NSR PP	>$65 NSR PPI	>$100 NSR PPI
$9	$10,740	$11,350	$56,743	$62,604
$12	$36,939	$36,662	$110,296	$114,925
$15	$73,183	$71,676	$184,378	$187,303
$18	$110,125	$107,365	$259,887	$261,076
$21	$147,067	$143,055	$335,397	$334,848
$24	$184,024	$178,744	$410,907	$408,621

Note:	PP indicates Proven and Probable reserves, PPI indicates Proven, Probable, and Inferred material. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Cases 2A and 2B are preliminary assessments and there is no certainty that they will be realized.

Table 6.43 Idaho Cobalt Project – Historic Pretax Internal Rate of Return

Cobalt Price	Case 1A	Case 1B	Case 2A	Case 2B
$/lb Co	>$65 NSR PP	>$100 NSR PP	>$65 NSR PPI	>$100 NSR PPI
$9	17.21%	18.44%	34.90%	39.91%
$12	37.47%	39.37%	57.09%	62.49%
$15	62.26%	64.93%	85.81%	91.55%
$18	85.19%	88.50%	113.62%	119.57%
$21	106.57%	110.41%	140.26%	146.38%
$24	126.82%	131.12%	165.89%	172.16%

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Figure 6.3 Idaho Cobalt Project – Historic Net Present Value Estimate

Note:	PP indicates Proven and Probable reserves, PPI indicates Proven, Probable, and Inferred material. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Cases 2A and 2B are preliminary assessments and there is no certainty that they will be realized.

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Figure 6.4 Idaho Cobalt Project – Historic Pretax Internal Rate of Return Estimate

Note:	PP indicates Proven and Probable reserves, PPI indicates Proven, Probable, and Inferred material. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Cases 2A and 2B are preliminary assessments and there is no certainty that they will be realized.

Project sensitivity indicates that the net present value of the project is most sensitive to price. Grade and recovery are equivalent to the price relationship. That is, a 10% drop in price will produce the same cash flow as a 10% drop in grade or recovery. Figure 6.5 illustrates the net present value sensitivity, while Figure 6.6 illustrates the internal rate of return sensitivity for case 1B. Figures 6.7 and 6.8 illustrate the sensitivity to net present value and internal rate of return respectively for case 2B. Figures 6.5 through 6.8 are based on a $15/lb cobalt metal price.

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     Figure 6.5 Idaho Cobalt Project Case 1B (>$100NSR-PP) Sensitivity - Net Present Value (8%)

Figure 6.6 Idaho Cobalt Project Case 1B (>$100NSR-PP) Sensitivity – IRR

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     Figure 6.7 Idaho Cobalt Project Case 2B (>$100 NSR – Include Inferred) Sensitivity – NPV 8%

Note:	PP indicates Proven and Probable reserves, PPI indicates Proven, Probable, and Inferred material. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Cases 2A and 2B are preliminary assessments and there is no certainty that they will be realized.

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7.0 GEOLOGICAL SETTING

The Idaho Cobalt Project is located on the east side of the central Idaho Batholith granitic-to-granodioritic rocks (Tertiary-Cretaceous in age), hosted in Proterozoic age sedimentary rock. The host sedimentary rocks are on the southern flank of, and perhaps were part of, a large Proterozoic age marine sedimentary basin in which dominantly clastic sediments were deposited; now the Belt supergroup of dominantly quartzite and argillite metasedimentary rock.

Unique to the Proterozoic rocks in this region, are cobalt-copper (Co-Cu) occurrences in the Proterozoic age Yellowjacket formation of east-central Idaho. The (Co-Cu) mineralization at the Blackbird mine has been described as a type locality for this occurrence of stratiform Co-Cu mineralization. The Idaho Cobalt Project is located adjacent to the former Co-Cu producing Blackbird Mine.

Recent work by the USGS (PP 1601) to correlate the rocks of the Lemhi Range with the rocks of the Salmon River Range has led to the recommended nomenclature of Apple Creek Formation for the middle Yellowjacket which includes the cobalt bearing strata. Usage of Yellowjacket is continued due to historical usage.

7.1 Regional Geology

The description of the regional geology that follows is copied from Staargaard (1996):

“The Idaho Cobalt Project is situated in the Idaho cobalt Belt, a 30 – 35 mile long metallogenic district characterized by stratiform copper-cobalt deposits (Staargaard, 1996). The deposits are hosted by a thick, dominantly clastic sequence of Middle Proterozoic age sandwiched between late Proterozoic quartz monzonitic intrusions. The clastic sediments were deposited in a large fault-bounded basin, probably as large submarine fan complexes and/or deltaic aprons that were frequently “drowned” by continuing subsidence within the basin. All significant copper-cobalt deposits and occurrences are found in the Proterozoic Yellowjacket Formation, which constitutes the base of this sequence. This formation was originally correlated with Pritchard Formation metasediments of the Belt supergroup to the north, its age being constrained by dates of 1.37 Ga for adamellites intruding the sequence and 1.7 Ga3 from mafic dykes and sills emplaced along the basin margin faults (Hughes, 1983).

The structure of the Yellowjacket Formation is dominated by the regional rift structure. Cobalt-copper-gold mineralization lies along a northwest-southeast trending structure parallel to and west of the central axis of the rift. There is a series of northerly trending faults that are considered to represent initial growth faults, re-activated by Laramide(?) and younger events. The district has also been affected by northeasterly structures of the Trans-Challis Fault Zone. (Gow, 1995) Staargaard described the regional mineralization as follows:

“A number of significant stratiform cobalt-copper-gold deposits and prospects define the Idaho Cobalt belts. As far as can be determined at this point, they are associated with two or more distinctive, regional stratigraphic horizons within the Yellowjacket Formation that are distinguished by diagnostic Fe minerals. In the Blackbird area, the mineralized sequence is characterized by the presence of biotite-rich beds often referred to as “biotitite” within a sequence of up to 3,000 feet of interbedded quartzite, siltite and argillite.

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… Approximately ten miles to the southeast, probably within the same stratigraphic sequence, Formation Capital has been exploring stratiform copper-cobalt mineralization at their Blackpine project.

Three types of cobalt-copper-gold occurrences have been reported in the Idaho Cobalt Belt (Nash, 1989, reported in Pegg, 1997). Significant ore deposits have been mined and/or delineated in two of the styles of mineralization described below (descriptions copied from Pegg, 1997, with minor editing4):

Type 1:	Cobalt-copper-arsenic rich deposits of the Blackbird Mine type. Generally, these contain approximately equal amounts of cobalt and copper, with variable amounts of gold and pyrite.
the dominant ore minerals include cobaltite (CoAsS) and chalcopyrite (CuFeS2). The cobaltite accounts for nearly all of the arsenic content in these occurrences. This syngenetic and stratabound mineralization is closely associated with mafic sequences of the middle unit of the
Yellowjacket Formation. The deposits are found in tabular form. Examples of these types of deposits include the Blackbird Mine and the mineralized zones found within Formation
Capital’s Sunshine and Ram deposits.
Type 2:	Cobaltiferous-pyrite-magnetite deposits with a variable chalcopyrite and low arsenic content.
These occurrences are hosted by fine grained metasediments from the lower unit of the
Yellowjacket Formation. Mineralization is stratabound, locally stratiform and is found within synsedimentary soft-sediment structures. The deposits are found in the area of Iron Creek, approximately 17 miles southeast of the Blackbird Mine. An example of this is the Siskon
Gold Corporation’s5 Iron Creek property, which is under option to Cominco American
Resources. This deposit contains some higher grade cobalt values within the 1,000 foot stratigraphic section.
Type 3:	Cobaltiferous tourmaline-cemented breccias. These are relatively common in the lower unit of the Yellowjacket Formation, especially south and east of the Blackbird Mine. Only a few of these, apparently, contain in excess of 0.1% cobalt.

Regional geology is shown in Figure 7.1.

4 Editing consisted of deleting certain quoted quantities of mineralized material, that may not have been in compliance with NI 43-101.

5 Owned by Siskon at the time of the 1997 report; MDA is unaware of the current (2005) status of Siskon Gold or the current ownership of the Iron Creek property

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Figure 7.1 Regional Geology

Project Area
IDAHO
Leesburg
Salmon
Cobalt
Salmon River
Lemhi River
Scale (miles)
0
5
10
15
QTu VOLCANIC & SEDIMENTARY ROCKS – Includes small areas of Paleozoic sedimentary rocks
TKi INTRUSIVE ROCKS – mainly Eocene & Late Cretaceous
Yl LEMHI GROUP – Includes Swauger Quartzite in Lemhi Range & Belt Supergroup in Beaverhead Mnts
Yu METASEDIMENTARY RX OF UNCERTAIN ORIGIN – Includes fine grained clastic rx of Apple Creek or Yellowjacket Formations op! Big Creek, Hoodooo, or Yellowjacket Formations
Yp PLUTONIC ROCKS – Includes granite, augen gneiss and migmatite
Yh HOODOO QUARTZITE
Yy YELLOWJACKET FORMATION
Ym YELLOWJACKET FORMATION–Metamorphosed to gneiss and schist
I. C. B. Idaho Cobalt Belt
IdaCo Project / Blackbird Mine
Other Cobalt (+Copper/Gold) Prospects
FORMATION CAPITAL CORPORATION
Salmon, Idaho

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7.2 Local Geology

The majority of the following geologic discussion, except where otherwise indicated, is summarized from Report on the Reserve/Resource Estimates for Sunshine Lode, East Sunshine, and Ram Prospects, Sunshine Property, Idaho, USA by Formation Capital Corporation US Field Staff, April 1998.

7.2.1 Lithology and Stratigraphy

The Idaho Cobalt Belt represents a distinct district dominated by stratabound cobalt + copper ± gold mineralization, with a remobilized constituent. The district is underlain by strata of the middle Proterozoic age Yellowjacket Formation, which is an upward-thickening, upward-coarsening clastic sequence at least 49,000 ft thick (Nash, 1989) that represents a major basin-filling episode (Connor, 1990).

Detailed work by Noranda geologists and the USGS has shown that the Yellowjacket can be divided into three units (Staargaard, 1996). The lower unit of the Yellowjacket Formation is over 15,000 ft thick and consists mainly of argillite and siltite, with lesser occurrences of fine-grained quartzite and carbonates. Graded bedding and planar to wavy laminae are common in the lower unit, which is locally metamorphosed to phyllite. The middle unit of the Yellowjacket Formation is up to 3,600 ft thick and comprises several coarsening-upward sequences of argillite, siltite, and quartzite, with distinctive biotite-rich interbeds (Nash, 1989) that generally have a direct correlation to mineralization. The middle unit hosts the majority of the known cobalt, copper, and gold occurrences in the Idaho Cobalt Belt. The upper unit exceeds 9,800 ft in thickness and is predominantly composed of thin- to thick-bedded, very fine- to fine-grained quartzite (Connor, 1990).

Mafic tuffs within the middle unit of the Yellowjacket Formation are the oldest igneous rocks exposed in the Sunshine-Blackpine district. They are accompanied by felsic tuffs and carbonatitic (?) tuffs. Some mafic dikes and sills intrude the middle unit of the Yellowjacket Formation and may be comagmatic with the mafic tuff beds. Several small lamproitic diatremes may also be coeval with mafic volcanism (Gow, 1995).

The Yellowjacket Formation has undergone varying degrees of regional metamorphism, ranging from greenschist facies in the southern part of the district to amphibolite grade facies in the northern part of the district. Several types of mafic dikes and sills, ranging from 3 to 100 feet thick, intrude the Yellowjacket Formation and have been interpreted as feeders to the exhalative mafic tuffs, which are most abundant in areas of intrusive activity (Staargaard, 1996).

7.2.2 Structural Geology of the Deposits

The dominant structures in the area are steep, north- to northwest-trending normal faults and shear zones. The prominent White Ledge Shear, which displays substantial apparent strike-slip movement, marks the western extent of the mafic strata and associated stratiform mineralization in the project area (Nash, 1989).

Noranda Exploration Inc. interpreted the Sunshine stratigraphy as having been folded into a tight syncline about a northerly plunging axis (Dagget and Baer, 1981). Small-scale fold hinges and transposed bedding visible in the Sunshine Trench evidence parasitic folding and locally severe deformation. Large-scale transposition faults roughly parallel the axial plane of the Sunshine syncline.

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7.2.3 Alteration

Much of this discussion is adapted from Hughes (1993). Hughes was describing the Blackbird mineralized system, of which the Idaho Cobalt Project mineralization is part.

Some of the broadest mineralogical indicators of the mineralizing system are tourmaline and ankerite, which can be found up to several thousands of feet from the nearest known sulfide occurrences. Though they probably do not provide any reliable indications of proximity to ore targets, their presence does appear to be confined only to that portion of the Middle Yellowjacket that hosts the mineralized zones. Ankerite changes to disseminated siderite and occasional siderite veinlets in rocks that are several hundreds of feet from ore zones. The relative amounts and coarseness of the siderite appear to increase toward individual bodies of mineralization.

Outside the high grade metamorphic aureole at Blackbird, chlorite and siderite are found within the same stratigraphic intervals that contain mineralization. Chlorite-rich rocks may be found as much as several hundreds of feet from known mineralization, but are more typically found within tens of feet of high grade, semi-massive sulfides6.

Silicification is commonly associated with chloritization at Blackbird. It is especially common near chlorite accumulations that are interpreted to be near feeder zones. Barite is found in some quartz-siderite veins in feeder zones.

The following brief description of alteration at Blackbird-like deposits is copied from Evans et. al. (1986). The alteration at the Idaho Cobalt Project is substantially similar:

“Alteration is stratabound and coextensive with ore (Nash and Hahn, 1989). The transition from altered to unaltered rock is abrupt (less than 1 meter) in many places. Altered rock in the Merle ore zone ... at Blackbird is coincident with biotite and intercalated rocks and contains elevated abundances of cobalt and arsenic. Alteration zoning consists of pyrite-siderite-quartz-muscovite in the core zone and grades outward into quartz-muscovite-(with lesser) pyrite. Potassic alteration has enhanced biotite crystallization across the entire ore zone.”

7.3 Mineralization

Mineralization at the Idaho Cobalt Project is characterized as syngenetic, stratiform, exhalative deposits within, or closely associated with, the mafic sequences of the middle unit of the Yellowjacket Formation. The deposits range from nearly massive to disseminated. Some cross-cutting mineralization is present that may be in feeder zones to the stratiform mineralization. Dominant ore minerals include cobaltite (CoAsS) and chalcopyrite (CuFeS2), with lesser, variable occurrences of gold. Other minerals present in small quantities are pyrite (FeS2), pyrrhotite (Fe1-xS), arsenopyrite (FeAsS), linnaeite ((Co,Ni)3S4), loellingite (FeAs2), safflorite (CoFeAs2), enargite (Cu3AsS4) and marcasite (FeS2).

Local geology is shown in Figure 7.2

6 The high grade, semi-massive mineralization described by Hughes is more characteristic of the Blackbird Mine mineralization than of the Idaho Cobalt Project.

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Figure 7.2 Local Geology

LEGEND
FORMATION CAPITAL CORPORATION
Salmon, Idaho

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7.3.1 Sunshine Deposit

Mineralized zones in the Sunshine Deposit are typically multiple, stacked, sulfide-bearing beds. Individual mineralized beds or horizons range in thickness from inches to several feet and are intimately associated with biotite-rich tuffaceous exhalative (BTE) horizons. An increase in silica content generally indicates an increase in cobalt, copper, and gold grades. Stratigraphy, including the BTE horizons, strikes north-northwest and dips moderately to steeply to the east-northeast. Individual sulfide-bearing beds may not be continuous over a distance of a few hundred feet, but generally, the overall mineralized zones within the BTE horizons can be traced along strike for over 1,500 feet. The description that follows is copied from the 1998 resource report by Formation Capital staff:

“The Sunshine Lode’s Main Zone is comprised of fine to medium grained metaquartzite interbedded with siltite and mafic sequences. The mafic sequences, comprised of green biotite and lesser chlorite, have been interpreted to be metamorphosed tuffs or exhalites (BTE) (Clark, L.A., 1995). Portions of the mafic sequence contain significant amounts of chert of exhalative origin (STE) (Clark, L.A., 1995).

“The hanging wall stratigraphy is dominated by upward coarsening and thickening quartzite. In the lower hanging wall quartzite is intercalated with local siltite and minor mafic sequences (BTE), while in the upper hanging wall quartzite contains little siltite and no mafic sequences.

“The footwall stratigraphy is dominated by a thick sequence of monotonous siltite or pelite with minor interbedded sandy units. Mafic sequences are rare and can not be correlated except locally. Shearing is prevalent within this package. The boundary between the footwall and the main zone is defined by a sedimentary interface based on grain size, indicating a change between shallow and deeper water.

“Concordant to subconcordant discontinuous quartz veins are found throughout the Sunshine Lode’s stratigraphy. These are diagenetic in origin and while they occasionally carry grade they are not traceable for any appreciable distance along strike or down dip.

“Folding, at least locally and on the bedding scale, has been noted within the (drill) core from changes in bedding attitudes and fold noses. This may lend support to the idea that the horizons are folded repetitions. However, no definitive evidence of over turning could be documented in the core.

“The Sunshine Lode mineralization appears to be cut by a number of discontinuous, shallow to moderate, west dipping, dip-slip faults/shears. In addition, drilling has revealed a number of discontinuous, cross cutting tectonic breccias, which may affect the continuity of the Sunshine Lode, at least locally.

“The north trending, steeply west dipping, Green Dyke fault which parallels the Sunshine Lode for much of its strike length may truncate the mineralization down dip and to the south. Drilling below the fault has been limited and some of the holes may not have reached the mineralized horizons. Two Noranda drill holes, 80-03A and 80-13A, which do penetrate below the fault, intersected a core length of 2.30 feet of 0.320% cobalt, 0.08% copper and 0.003 oz gold/ton and 4.00 feet of 0.217% cobalt, 0.21% copper 0.003 oz gold/ton respectively. These holes suggest that higher grade pods of mineralization may remain undiscovered below the fault. Neither a sense of movement nor a displacement has been determined for this fault.”

… text abridged …

“The Sunshine Lode’s mineralized zone is found within a confined stratigraphic section which contains a main mineralized horizon (1003), a lower footwall horizon (1001) and an upper hanging wall horizon (1007). Although the mineralized zone is continuous along strike, the individual horizons do not always display good continuity along strike or down dip. The footwall and hanging wall horizons attenuate rapidly

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both along strike and down dip. However, within the main horizon and hanging wall horizon tabular deposits of mineralization with sufficient grade and size exist which should be mineable. These ore deposits appear to have their long axis down plunge towards north.

“The stratabound mineralization revealed by the drilling consists of fine to medium grained disseminations, blebs and stringers of cobaltite and minor chalcopyrite and pyrite. Two types of (mineralization) occur within the Sunshine Lode, fine to coarse grained cobaltite within siliceous gangue and fine grained cobaltite within micaceous gangue. The micas are black biotite, green biotite and chlorite. The horizons are typically composed of both ore types and are hosted by medium grained biotite rich quartzites. This mineralization is dominantly bedding concordant but, locally, has been remobilized into fracture quartz veins and/or cross cutting structures.”

Table 7.1 summarizes the stratigraphy of the Sunshine Deposit.

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Notes:	This table was copied with minor alteration from Table 2 of the 1998 resource report by Formation staff
BTE is biotite-rich tuffaceous exhalative
STE is siliceous tuffaceous exhalative

Figure 7.3 is an example of a cross section through the Sunshine deposit, and Figure 7.4 is a cross section through the East Sunshine deposit.

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Figure 7.3 Sunshine Deposit Cross Section

Drawing by Formation Capital; modified size by A.V. Moran

200W feet
000E feet
200E feet
400E
8000 El feet
7800 El feet
7600 El feet
7400 El feet
7200 El feet
Sunshine Cross-Section 100N
Looking Northwest
SURFACE
TRENCH
MINERALIZED ZONE

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Figure 7.4 East Sunshine Deposit Cross Section

Drawing by Formation Capital; modified size by A.V. Moran

East Sunshine Cross-Section
1200 N
Looking Northwest
CASING
QUARTZITE
QUARTZITE/BIOTITIC TUFFACEOUS EXHALITE
THIN BEDDED METASEDIMENT
MAFIC TUFF
FELSIC DYKES
SILICEOUS TUFFACEOUS EXHALITE
BIOTITIC TUFFACEOUS EXHALITE
QUARTZ VEINS
SEDIMENTARY BRECCIA
TECTONIC BRECCIA
FAULTS
SURFACE
UNSURVEYED ROADS
TRENCH
MINERALIZED ZONE
7600 El feet
7400 El feet
7200 El feet
7000 El feet
6800 El feet
600E feet
800E feet
1000E feet

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7.3.2 Ram Deposit

Stratigraphy in the Ram deposit area is predominantly medium- to fine-grained quartzite metamorphosed to upper greenschist to amphibolite facies. Stratigraphically, the Ram deposit has been subdivided into three zones: hanging wall, main, and footwall, with each zone containing distinct mineralized horizons. An example Ram cross-section is shown as Figure 7.5.

Formation Capital has subdivided the Ram hanging wall zone into three lithologic packages. The upper hanging wall contains medium- to coarse-grained, locally poorly-bedded to well-bedded quartzite. Occurrences of biotitic tuffaceous exhalite are generally restricted to discontinuous, irregular, coarse-grained garnetiferous pods (interpreted locally as diapirs). The middle hanging wall is dominated by medium-grained, generally well-bedded quartzite that is locally conformably interbedded with chloritic/biotitic cobaltiferous tuffaceous exhalites. The lower hanging wall includes medium- to coarse-grained quartzite with poorly defined, chaotic bedding. BTE material is restricted to sporadic, irregular diapirs.

The main zone is dominated by fine- to medium-grained, thin- to medium-bedded quartzites that are interbedded with biotitic and chloritic tuffaceous exhalites and local siliceous tuffaceous exhalites (STE). Mineralization in the Ram main zone is generally found within a confined stratigraphic package containing three closely-spaced stratiform horizons, of variable thickness and continuity, which strike between 340° and 355° and dip between 50° and 55° to the northeast. These horizons contain fine- to coarse-grained disseminations, bands, blebs, and stringers of cobaltite, chalcopyrite, and minor pyrite. This mineralization is dominantly concordant with bedding, but locally has been remobilized into thin quartz veins (i.e., ‘sweat veins’) and/or cross-cutting structures. The main zone represents the bulk of the potentially economic mineralization identified in the Ram deposit to date. The 3023 horizon is the lowest member of the main zone and is the thickest and most continuous horizon. The main zone is up to 21 feet in true thickness.

The footwall zone has been subdivided into two rock packages. The upper footwall is characterized by poorly- to well-bedded silty quartzite, often intercalated with chloritic and biotitic tuffaceous exhalite. Frequently distorted bedding (soft sediment deformation) and a lack of tuffaceous exhalite differentiate the lower footwall from the upper.

A north trending vertical to steeply east dipping normal fault is evident in drill core. The fault cuts the main mineralized zone in the south on section 2+00 North and diverges to the north. The mineralized horizons have been found in drill holes R97-02 and R97-03 west of the fault. The down dropped side appears to be around 40 feet lower. Shearing is locally common in the footwall as well as in the upper hanging wall. As at the Sunshine Lode, small scale folds are evident in drill core (Formation Staff in 1998 resource report).

According to the 1998 resource report by Formation Capital Staff:

“The Ram’s main mineralization is found within a confined stratigraphic package containing three closely spaced stratabound horizons. They have been coded from upper to lower as 3021, 3022 and 3023 horizons. …text abridged … Additional mineralized horizons have been encountered in the upper unit of the footwall package and in the middle unit of the hanging wall package. The stratabound mineralization consists of fine to coarse grained disseminations, bands, blebs and stringers of cobaltite, chalcopyrite and minor pyrite.

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Minor pyrrhotite, noted only in the upper footwall horizon, and the pyrite occurrences in the Ram appear to be local concentrations. This mineralization is dominantly bedding concordant but, locally has been remobilized into fractured quartz veins and/or cross cutting structures. The mineralized zone is typically hosted by siliceous and/or biotitic tuffaceous exhalites and fine to medium grained quartzites. The biotitic tuffaceous exhalites commonly contain a chloritic component.

Table 7.2 summarizes the stratigraphy of the Ram Deposit.

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Table 7.2 Stratigraphy of the Ram Deposit

Component	Description
Upper Hanging	- medium to coarse grained quartzites, locally poorly bedded to well bedded.
Wall	- BTE is restricted to irregular, coarsely garnetiferous diapirs.
Middle Hanging	- medium grained quartzites interbedded with locally conformable cobaltiferous chloritic/biotitic
Wall	exhalites, generally well bedded
Lower Hanging	medium to coarse grained quartzite, poorly defined locally chaotic bedding
Wall	local clastics
sporadic, irregular diapirs of biotitic exhalite, often cobaltiferous
Mineralization	- fine to medium grained, poorly bedded but with locally well developed thin to medium bedding
- generally three conformable cobaltiferous horizons, best developed down dip
3021 horizon	- not always well defined
- often comprised of clastic horizon with biotitic matrix and considerable chalcopyrite and minor pyrite, on section 0+00 comprised of fine grained cobaltite fracture fill associated with minor chloritic to biotitic BTE in STE matrix.

  biotite becomes dominant down dip
  not well developed up dip on northern sections
3022 horizon
-not always well defined

- often comprised of disseminated cobaltite in biotitic gangue

-best developed down dip
3023 horizon	-variably comprised of disseminated and/or banded cobaltite in chloritic BTE, or fracture filling cobaltite in STE with attendant chloritic or biotitic BTE
- in general chloritic component increases up dip and biotite increases down dip
- STE increases down dip
- chalcopyrite and pyrite appear to increase down dip
- foot wall contact is best developed down dip
- a distinct, black, biotitic MDS is encountered near the lower horizon in all intersections
Upper Footwall	- silty quartzite, intercalated with BTE, thin to medium bedded, poorly to well defined
- chloritic BTE component absent or restricted to horizons down dip
footwall horizons	- commonly characterized by biotitic matrix with chloritic overprint
- locally contains STE
- commonly contains chalcopyrite and locally pyrite and minor pyrrhotite.
- in general chloritic component increase up dip.
- in general biotitic component and sulfides increase down dip and to the north.
Lower Footwall	- silty quartzite, thin to medium bedded, poorly to well defined, often distorted.
- frequently soft sediment textures.
-locally abundant MDS, frequently calcareous.
-occasional biotitic garnetiferous bands

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Component Description

Notes: This table was copied with minor alteration from Table 9 of the 1998 resource report by Formation staff BTE is biotite-rich tuffaceous exhalative STE is siliceous tuffaceous exhalative MDS is mafic dike/sill

7.3.3 Other Deposits

Aside from the Sunshine and Ram deposits, which are the focus of this report, there are a number of other known mineral occurrences in the Blackbird area, some of which are partly or entirely on Formation Capital’s claims. These include the Merle-Northfield, Iowa, Toronto and H.W. Toronto zones. The locations of these zones are shown in Figure 7.2. The brief descriptions that follow are from Gow (1995):

“There are four zones with variations of the name Merle, all located near the southeast corner of the Noranda Blackbird patented claim block and the LDC claims of Formation. These are Merle, Upper Merle, H.W. Merle and the Merle-5 Zones. These zones extend outside the Noranda property and, as a result, form targets on the Formation Sunshine property.

“The Merle Zone was extensively explored by Noranda, as discussed by Loos (1982). Some 26 diamond drill holes (aggregating 14,888 feet) were completed by Noranda and a further 3 holes were drilled by Northfield in the period 1954 to 1956. Noranda estimated in-situ reserves for the Merle Zone7 … This zone straddles the Noranda-Formation boundary.

“The Upper Merle was tested by three diamond drill holes. A number of low values of cobalt and copper have been intersected but no continuity of potentially economic mineralization has been demonstrated to date.

“Little data are available for the H.W. Merle Zone.

“The Merle-5 Zone was not tested by Noranda. An underground program of work completed by Northfield tested parts of this zone by drifting and underground drilling. An old report shows mineralization was intersected on one level over a length of about 27 feet, with exposures in two drifts and four underground diamond drill holes. This testing was part of a larger program which included underground drifting, 8 surface diamond drill holes and 8 underground diamond drill holes.

“A number of other zones have been identified during a soil geochemical survey completed by Noranda and discussed by Toth and Hahn (1982). Of interest to Formation are the Iowa Zone, the up-dip part of the Toronto Zone and the down-dip projection of the H.W. Toronto Zone.”

7 Gow quoted Noranda’s in-situ reserve. However, since the amount of that reserve, if any, that may be on Formation’s ground is indeterminate, MDA has elected not to quote the Merle reserve in this report.

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Figure 7.5 Ram Deposit Cross Section

Drawing by Formation Capital; modified size by A.V.Moran

400E feet
600E feet
800E feet
1000E feet
7000 El feet
6800 El feet
6600 El feet
6400 El feet
Ram Deposit Cross-Section
200N
Looking Northwest

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7.4 Geochemistry

The following is an abridged discussion of geochemistry from Gordon Hughes, 1993; A Deposit Model and Exploration Guidelines for the Blackpine Cu-Au-Co Sulfide System, Lemhi County, Idaho:

“The systematic changes through space and time with respect to sulfide formation and distribution in clastic-hosted metalliferous systems, such as those at Blackbird and Blackpine, provide some predictive qualities that can be used to identify relative positions within the systems. Thus certain elements and element ratios have been found to be excellent guides for locating high-grade portions of a system, which are nearly always contained in lodes located closest to the original feeder structures. Both lithogeochemical and soil geochemical prospecting were successful at Blackbird to delineate ore targets.

Lithogeochemical data were found to be more sensitive, and therefore more reliable guides for identifying high-grade feeder-zone styles of mineralization. The most useful indicator elements for vectoring in on high-grade proximal-type ores are rare earth elements, bismuth, As:Cu, and Au:Cu ratios. Rare earth elements (especially Ce, Eu, La, and Nd) and bismuth are both present in feeder-proximal sulfide ores at levels that are in the range of at least 4X than in surrounding, more distal sulfides. This relationship appears to be consistent for both tuffite-hosted and exhalite-hosted ores. Likewise, As:Cu and Au:Cu ratios increase significantly both within and immediately (tens of feet) surrounding the inferred feeder-vents at Blackbird.”

Important systematic variations are observed in the hangingwall rocks and footwall rocks. They include higher concentrations in the hangingwall versus the footwall of Co, As, Y, Ba, and possibly Na2O. As well, there are higher concentrations in the footwall versus the hangingwall of Cu, Ag, Cr, and TiO2. Hughes continued with the following:

“Soil geochemical surveys were effectively used at Blackbird to a) locate buried target zones, b) follow known mineralized intervals, and c) identify areas of stronger mineralization within a broader anomaly. By far the most definitive, and ultimately the most reliable, ore indicator element for these types of systems is arsenic. Copper was shown to be more readily concentrated by supergene processes; whereas, cobalt was significantly leached. Both copper and cobalt (in soils) could be used to determine the presence (or absence) of mineralized stratigraphy in an exploration area at Blackbird. However, they could not discriminate between high-grade ore zones, low-grade zones, or simply geochemically anomalous mafic tuff horizons in the stratigraphy.”

Surface geochemistry has been used by Formation Capital to trace and extend the near surface projections of drill intercepted mineralized horizons.

Drill hole geochemistry shows similar element associations as surface geochemistry, noting that partly oxidized rocks near surface may have some leaching and or concentrations of some elements as a result of supergene processes. A look at elemental associations of 2004 core drilling samples for the Ram deposit shows Co-Cu-Au-As-Bi-Ag to be anomalous (without segregation of oxidized versus non-

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oxidized core). The mean and high values for each are listed in Table 7.3. Similar associations are noted for the Sunshine deposit as well.

Table 7.3 2004 Ram Drilling – Anomalous Geochemistry

	Co(%)	Cu(%)	Au (opt)	Ag (ppm)	As (ppm)*	Bi (ppm)
Maximum	6.11	9.04	0.212	1,083	226,818	58,884
Mean (1)	0.18	0.23	0.004	0.35	1,494	38
Mean (2)	0.20	0.27	0.006	4.13	1,732	161
* excludes 61 samples that are overlimit @ +300,000 ppm As
(1) Including values of 0.0		(2) including only values greater than 0.0

Correlation coefficients for the above elements show the association Co-As, Co-Au, Cu-Au and Au-As to be quite strong (highest positive number in Table 7.4) . Although silver has strong associations as well, the level of Ag anomalism is rather low; as shown in Table 7.3.

Table 7.4 2004 Ram Drilling – Correlation Coefficients

	Cu	Au	Ag	As	Bi
Co	.296	.688	.315	.791	.191
Cu		.585	.910	.313	.258
Au			.607	.593	.437
Ag				.360	.353
As					.210

These geochemical associations for Ram drilling data are similar for the Sunshine deposit as well. Coupled with grade distribution plots for each element and for each mineralized horizon, it may be possible to define geochemical and/or grade zoning patterns in the Ram and Sunshine deposits. MDA recommends that geochemical associations and/or grade zoning patterns be investigated for the Ram deposit in particular, to determine if any zonations can be used in deposit modeling and mine planning. Drill hole density at the Ram deposit may not be sufficient at this stage to determine such patterns; however, preliminary indications could be useful in determining, for instance, a trend to high-grade Co values that should receive in-fill drilling as part of ongoing activities by Formation Capital.

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8.0 DEPOSIT TYPES

The deposits comprising the Idaho Cobalt Project belong to a class of deposits variably described as “Blackbird Co-Cu” (Evans et. al., 1986) or “Blackbird Sediment-hosted Cu-Co” (Hõy, 1995). The Idaho Cobalt Project lies in the type locality for these deposits and includes some of the type deposits. According to Evans et. al., “These deposits are stratabound iron-, cobalt-, copper-, and arsenic-rich sulfide mineral accumulations in nearly carbonate-free argillite/siltite couplets and quartzites … ” The summary that follows is extracted from Hõy (1995):

“CAPSULE DESCRIPTION: Pyrite and minor pyrrhotite, cobaltite, chalcopyrite, arsenopyrite and magnetite occur as disseminations, small veins and tabular to pod-like lenses in sedimentary rocks. Chloritic alteration and tourmaline breccias are locally associated with mineralization.

“TECTONIC SETTINGS: Near continental margins or in intracratonic basins. Within the Belt-Purcell basin, which may have formed in a large inland sea, extensional tectonics are suggested by possible turbidite deposition, growth faulting, gabbroic sills and (?)tuff deposition. Alternative setting is marine, in an incipient or failed rift along a continental margin.

“DEPOSITIONAL ENVIRONMENT / GEOLOGICAL SETTING: These deposits are not well understood. Possible turbidite deposition in marine or inland sea, associated with basaltic pyroclastic volcanics or mafic synsedimentary gabbroic sills; alternatively, tidal flat environment.

“AGE OF MINERALIZATION: Can be of any age. The Blackbird deposits at the type locality are assumed to be approximately 1460 Ma, the age of the host rocks.

“HOST/ASSOCIATED ROCK TYPES: Fine-grained metasedimentary rocks; thin-bedded siltstone, fine-grained quartzite, black argillite and calcareous siltstone; garnet schist, phyllite, quartz-mica schist. In the Blackbird district synaeresis cracks (subaqueous shrinkage cracks) occur within immediate host rocks, sedimentary structures indicative of shallow water, and locally subaerial exposure in overlying rocks, suggest shallow water environment. Numerous biotite-rich beds within the host succession may be mafic tuff units (or diorite sills ?). Sheep Creek8 deposits are within correlative Newland Formation dolomitized shales and conglomerates.

“DEPOSIT FORM: Irregular, tabular to pod-like deposits, from approximately 2 to 10 m thick.”

“ASSOCIATED DEPOSIT TYPES: Possibly Besshi volcanogenic massive sulphide deposits, Fe formations, base metal veins, tourmaline breccias.

8 The Sheep Creek deposits are in Montana. Hoy mentioned them as examples of deposits that may have some geologic similarities to the Idaho Cobalt deposits.

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9.0 MINERALIZATION

Mineralization at the Idaho Cobalt Project is characterized as syngenetic, stratiform, exhalative deposits within, or closely associated with, the mafic sequences of the middle unit of the Yellowjacket Formation. The deposits range from nearly massive to disseminated. Some cross-cutting mineralization is present that may be in feeder zones to the stratiform mineralization. Dominant ore minerals include cobaltite (CoAsS) and chalcopyrite (CuFeS2), with lesser, variable occurrences of gold. Other minerals present in small quantities are pyrite (FeS2), pyrrhotite (Fe1-xS), arsenopyrite (FeAsS), linnaeite ((CoNi)3S4), loellingite (FeAs2), safflorite (CoFeAs2), enargite (Cu3AsS4) and marcasite (FeS2).

Additional description of the mineralization at the Idaho Cobalt Project is inseparable from descriptions of the geology, and is covered in more detail in Section 7.3 of this report (Geological Setting –Mineralization). Extent of mineralization is discussed in Section 10.0 (Exploration).

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10.0 EXPLORATION

Since 1995, Formation Capital has defined through exploration drilling, two areas of Blackbird Co-Cu type mineralization, referred to as the Sunshine and Ram deposits. Formation Capital completed a total of 139 drill holes for 88,606 total feet of core drilling, and has defined mineralization in multiple sub-parallel zones of Co-Cu mineralization that are stratiform in nature. The multiple sub-parallel zones, or horizons, which comprise the Sunshine and Ram deposits are further described in Section 7.0 (Geological Setting) and Section 17.0 (Resources and Reserves). The larger Ram deposit consists of five hangingwall horizons, a main zone comprising three horizons, and three footwall horizons. The main zone horizons, which are the most extensive, typically have mineralized dimensions of 2,000-3,000 feet in strike extent, by 500-900 feet in vertical extent, and true widths that average about 8 feet (true widths ranges of less than 3 feet to greater than 20 feet for horizon 3023). These sub-parallel horizons generally strike N15W and dip 50-60 degrees to the northeast, and have been drill tested to depths of 1,200 feet vertically. The Sunshine deposit consists of three horizons which have similar strike and dips, but are generally thinner and somewhat less extensive than the Ram main zone. While exploration opportunities are present to expand upon the two resource areas, and at other targets within the Formation Capital claim block, this discussion is primarily directed at the two resource areas; Ram and Sunshine.

The Formation Capital U.S. Field Staff report of 1998 described exploration work that included:

1995 and 1996
  52,740 feet of core drilling in 93 holes on the Sunshine Lode, East Sunshine Lode, Cougar Zone and Northfield Zone.
  Surface mapping at a scale of 1 inch to 100 feet
  Mapping of old trenches and prospect pits
  The collection of 979 surface rock samples including those from trenches
  The collection of 8,427 soil samples, including;

In 1995, soil sampling of selected areas on lines spaced 200 and 400 feet apart, with samples collected at intervals of 100 feet along the lines. This program discovered the southern end of the previously unknown Ram target.

In 1996 the soil grid was extended north and soil samples were collected on lines spaced 200 feet apart with samples collected at 25 foot intervals along the lines. Some infill samples were collected from the 1995 soil grid. Other parts of the grid were also extended and sampled on 25 foot intervals where warranted.

1997
  Formation built 3,100 feet of benched drill road into the Ram zone. The road was laid out to cross the Ram soil geochemical anomaly, in order to facilitate trenching.

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  three trenches, 623 feet long in aggregate, were excavated within the “prism” of the road. The trenches were mapped and 83 rock samples were collected.
  a 20 hole, 12,045 foot core drill program was completed, producing 1,712 samples of split core.
  the north and south extensions of the Ram prospect were geologically mapped the “newly opened” 6930 drift was mapped, and 163 rock samples were collected from it.
  the Ram soil grid was extended northward, with the collection of an additional 95 soil samples.

For a topographic base, Formation Capital contracted for and now has a 5-foot contour map of the project area, produced photogrammetrically, using aerial photography.

Formation Capital field staff, or contractors working under the direct supervision of Formation Capital staff, carried out all of the field work described.

1998-2001
  1998 pre-feasibility study, and resource audits by MDA.
  Drilling in 1999 of 11 holes for 5,211 feet, primarily in the Ram target area.
  Drilling in 2000 of 8 PQ size core holes for metallurgical samples.
  2001 pre-feasibility study by MDA.
  Permitting baseline studies initiated.
  POO Submitted.
2002-2005
  2002 acquisition by Formation Capital of the Sunshine silver-gold refinery and hydrometallurgical plant.
  Various baseline studies completed in support of project activities and the Plan of Operation (POO), and the USFS Environmental Impact Statement (EIS).
  Updated POO submitted in February 2005.
  Resource update by MDA, March 2005.
  Feasibility study initiated, 2005

According to Daggett (1981) “The Sunshine deposit possesses no geophysical expression, produces only a faint geochemical anomaly, and is inconspicuous in surface outcrop. Exploration for Sunshine-like deposits must therefore proceed by model formulation and testing, rather than by prospecting.”

The present report is focused on resource estimates using drill hole information. MDA acknowledges that the surface geological and geochemical work were important contributors to the discovery of the Ram deposit, but the results of the surface exploration are not discussed in detail in this report.

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The resource estimates in this report incorporate and are the culmination of the interpretation of the exploration data. For an interpretation of the exploration data the reader is referred to the resource estimates, described in Section 17.0 of this report.

The reliability of the exploration data is discussed in Section 17.0 (Mineral Resource and Mineral Reserve Estimates), and in Section 12.0 (Sampling Method and Approach), Section 13.1, (Quality Control Procedures), and Section 14.0 (Data Verification).

Total expenditures by Formation Capital at the Idaho Cobalt Project from 1995 through February, 2005 was $14,510,352.

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11.0 DRILLING

The drilling database that defines the Ram and Sunshine deposits consists of 169 core holes for 106,432 feet, of which 139 holes for 88,606 feet were holes drilled by Formation Capital (Table 11.1) . The historical drilling by Noranda is part of the resource database. All holes have been core holes. Figure 11.1 shows locations of drill collars and the surface projection of drill-hole traces of the angle holes drilled into the Ram and Sunshine deposits.

Table 11.1 ICP Drilling Summary

Year		Operator	Deposit	No of Holes	Feet
Drilled
1959		Calera Mining Company	Sunshine	1	unknown, sample data from one 10
					foot interval available
1979	–	Blackbird Mining Company	Sunshine	29	17,826
1981		(Noranda)
1995	–	Formation Capital	Sunshine	48	29,144
1996
1995	–	Formation Capital	East Sunshine	24	14,723.5
1996
1997		Formation Capital	Ram	20	12,045

1999		Formation Capital	Ram	11 (exploration)	5,211
2000				8 (metallurgy)	2,613 (not in resource database)
2004		Formation Capital	Ram	28	24,869

11.1	Drilling Done for Blackbird Mining Company (Noranda Exploration Inc.)

Twenty-nine core holes drilled by Blackbird Mining Company into the Sunshine Deposit were used by Formation Capital in its estimate of the Sunshine resources.

11.1.1 Core Logging

Noranda logged all drill core at a scale of 1 inch equals 10 feet, according to a system outlined by Hughes (1979). MDA has not obtained the 1979 Hughes report and thus is not able to describe the core logging system in detail.

11.1.2 Geotechnical Logging

Noranda routinely recorded core recovery and Rock Quality Designation (RQD) (Baer and Daggett, 1981). Their definition of RQD was the percentage of NX-sized core four inches in length or longer, usually over a 10 foot run. Drill penetration rates were calculated from drillers’ shift reports. Noranda photographed core samples representative of the various rock units.

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Figure 11.1 Sunshine Deposit Drill Hole Locations

Technical Report, Idaho Cobalt Project

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Drilling Done for Formation Capital Corporation

Formation Capital’s project database contains a total of 169 holes, which were drilled by Formation Capital, BMC, or Calera Mining. BMC’s drilling was limited to the Sunshine deposit, though the upper portions of a few holes did intersect the East Sunshine mineralization. As shown in Table 11.1, the majority of the drilling at the Idaho Cobalt Project has been by Formation Capital, 139 holes. With the exception of reverse circulation pre-collars for metallurgical holes completed by Formation in 2000, all drill data was obtained by core drilling. Exploration holes were drilled with either NQ- or HQ-size core; the metallurgical holes were drilled with PQ-size core. NQ, HQ and PQ core have diameters of 1.875"(47.6mm), 2.500"(63.5mm) and 3.345"(85.0mm), respectively.

Formation routinely logged the drill core in considerable detail, with particular attention to mineralized sections.

The collars of all drill holes were located by tight chain and compass from the nearest known point. Most of the pre-1998 drill hole collar locations were re-surveyed by Harper-Leavitt Engineering Inc. using a transit (1998 report by Formation Staff).

With the exception of the first six holes of the 1995 drill campaign, a single shot Sperry Sun instrument was used for down-hole surveys of the drill hole orientations. For most of the 1995 drill holes less than 300 feet long, a single reading was taken at the bottom of the hole. For longer holes, a reading was taken approximately half way down the hole, and another at the bottom. In the 1996 drilling campaign down-hole surveys were done every 100 feet up the hole, whereas in the 1997 Ram drilling campaign they were done every 150 feet.

Drilling has been as angle holes oriented to be approximately normal to the strike of the mineralized horizons, and cross-cutting mineralized horizons at appropriate angles such that true thicknesses of mineralization could be determined. It is MDA’s opinion that the drilling methods used at the Idaho Cobalt Project follow industry standard procedures, and are appropriate methods to adequately interpret the mineralized zones defined by that drilling.

The interpretation of the drilling results is incorporated into the descriptions of the resource estimates for the Sunshine and Ram deposits, in Section 17.0 of this report.

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12.0 SAMPLING METHOD AND APPROACH

Until 1996, Formation Capital sampled the core by hand-splitting the drill core into halves, with one-half retained and the other half sent for assay. Since then, the drill core was sawn to obtain the splits. Soft material that did not lend itself to sawing was split by hand.

Throughout the drill campaigns, Formation Capital diligently sampled the core at intervals that corresponded to geologic, mineralogic, and alteration features. During the 1995 program on the Sunshine and East Sunshine, sample intervals ranged from 0.60 feet to 16 feet. During the 1996 and 1997 programs, sample lengths ranged from 0.50 feet to 5.00 feet. No sample longer than 6 feet was used in the 1998 resource estimates. Subsequent drilling campaigns have been sampled at similar 0.50 to 5.00 foot intervals. Typically, several sample intervals define the mineralization for any single intercept of the various mineralized horizons.

12.1 Core Recovery

For drilling done prior to 1999, MDA checked 20 intervals of mineralized material and the mean core recovery was 94.4% . Formation recorded core recovery for all of the 1999 Ram exploration drill holes; the mean core recovery for sample intervals containing greater than 0.1% cobalt was 85.3% . There does not appear to be a relationship between cobalt grades and core recovery, so the impact on grades from core with poorer recovery should not impart a bias.

Sampling methods utilized for core have been according to standard industry practices.

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13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

All of the persons involved in the field aspects of sampling the drill core, including selecting intervals for sampling, doing the sampling, packaging and shipping the samples, were employees of Formation Capital.

The majority of sample analyses prior to 1995 were for cobalt and copper, with occasional assaying for gold. Beginning in 1995, Formation Capital included gold assaying as part of their routine analytical procedure. In addition, multi-element geochemistry analyses have been completed on nearly all of Formation Capital’s drill holes at the Idaho Cobalt Project.

Formation Capital’s sample analyses were performed by Chemex Labs, Inc., of Sparks, Nevada and Vancouver, B.C., and Bondar Clegg Laboratories, Inc. (USA), of Reno, Nevada and Bondar Clegg Laboratories, Inc. (Canada), of Vancouver, B.C. EcoTech Laboratories Ltd. of Kamloops, B.C. completed additional check sample analyses in 1996. Cobalt and copper analyses were done by 4-acid (HNO3-HClO4-HF-HCl) digestion with an atomic absorption (AA) finish; gold was analyzed by 30-gram fire assay followed by an AA finish. Multi-element geochemical analyses were performed by induction-coupled plasma methods. These are all industry standard analytical techniques.

13.1 Quality Control Procedures (QA/QC)

Starting in 1996, Formation Capital completed check assays and submitted blanks and standards with each assay batch. Formation Capital made up two standards for evaluating potential biases in cobalt analyses. At the time of the evaluation, Bondar Clegg (Canada) had a consistently higher grade than Chemex. The fact that Formation Capital used Chemex, whose mean grades were lower than Bondar Clegg (Canada) suggests there may be a built-in level of conservatism to the cobalt assay database.

MDA examined this data in 1998 and found the assays of the check samples, blanks, and standards to be in good agreement with expected values. The exception is one blank sample, which returned low cobalt, but high copper values. These checks are summarized in Table 13.1.

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	Table 13.1 Check Samples, Blanks and Standards Pre-1999

Item	Number of		Original Assays			Check Assays
	Samples	%Co	%Cu	oz Au/t	%Co	Cu	oz Au/t
Sunshine
BMC core	54	0.11	0.43	0.008	0.10	0.39	0.002
FCC core	140	0.55	0.74	0.018	0.56	0.66	0.017
Blanks	56	0.00	0.00*	0.000
Standard 1	81	0.84	n/a	n/a	0.81	0.08	0.061
Standard 2	23	0.26	n/a	n/a	0.25	0.03	0.030
Ram
FCC core	13	1.05	0.38	0.021	1.11	0.51	0.025
Blanks	30	0.01	0.00	0.000
Standard 1	81	0.84	n/a	n/a	0.80	0.07	0.061
Standard 2	6	0.26	n/a	n/a	0.24	0.04	0.029
*excluding one high copper assay

In the 1999 Ram drilling program Formation Capital submitted standards and blanks into the sample stream for each drill hole, except R99-09, which did not intersect significant mineralization. Blanks were inserted immediately after samples were seen or suspected to contain high-grade cobalt. Results of the1999 Ram standard and blank sample program are summarized in Table 13.2.

Table 13.2 Standard and Blank Samples, 1999 Ram Drilling Program

Item	Standard / Blanks			Number of	Mean Assayed Values
	%Co	%Cu	oz Au/t	Submittals	%Co	%Cu	oz Au/t
Blank Sample	---	---	---	10	0.008	0.00	0.0002
Standard 1	0.836	n/a	n/a	3	0.818	0.07	0.0626
Standard 2	0.255	n/a	n/a	10	0.254	0.03	0.0302

The use of standard reference material verifies and enhances the confidence in the laboratory procedures used by Chemex, as the difference between the original standard values and the average values reported for standards 1 and 2 inserted into the sample stream are only 2% and 0.4%, respectively. Each of the ten sample blanks returned trace levels of cobalt.

A further check of assay data is shown in Table 13.3, which is a comparison of the weighted average analyses of original core sample results with the composite grade of coarse rejects used to prepare three metallurgical samples in 2004. The composites were each prepared from approximately 40 individual samples which aggregate 50-60 kg for each composite sample. The original assays were done by Chemex or Bondar Clegg (now ALS Chemex), and the composite metallurgical head grade was determined by Lakefield Research, of Ontario, Canada. Close comparison is demonstrated for Cu, Co, and Au. Although not designed as an outside laboratory check assay procedure, the end result is an acceptable comparison of two lab procedures on replicate samples.

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Table 13.3 Metallurgical Composites Grades – 2004

Overall, Formation Capital has demonstrated diligence in monitoring check assays and standard and blank results, which is critical to the maintenance of an accurate and fair database.

13.2 Sample Security

Formation Capital’s core and sample security measures were typical for exploration projects in the United States at the time the work was done. The core was received at the drill by an employee of Formation Capital, and taken to the company’s facility in Salmon for processing. That facility is a warehouse-like building with lockable doors. Split core was placed in a labeled sample bag closed with a wire tie. An employee of the analytical laboratory picked up the samples at Formation Capital’s facility. Thus the core has been under Formation Capital’s control from receipt at the drill, and those parts of core not included in samples remain under Formation Capital’s control. The samples were under Formation Capital’s control from the drill to the core splitting facility, and under the laboratory’s control after leaving Formation Capital’s facility.

13.3 ISO 9000 Certification

ALS Chemex, at its North American and Peruvian laboratories, holds ISO 9002:1994 certification and, for North America, ISO 9001:2000. ALS Chemex is the successor to Chemex and Bondar Clegg, the laboratories that did most of Formation Capital’s analyses. MDA has not determined the date that ALS Chemex or its predecessors first obtained ISO 9002 certification, but it is probable that much of the work for Formation was done before that date.

The purpose of the ISO 9002:1994 standard is described in this quote from Praxiom Research Group’s internet site at http://www.connect.ab.ca/~praxiom/9002.htm. The quote applies to ISO 9002, but the intent of ISO 9001:2000 is similar.

“ ISO 9002 is a quality assurance model made up of quality system requirements. This model applies to organizations that produce, install, and service products. ISO expects organizations to apply this model, and to meet these requirements, by developing a quality system.”

Overall, Formation Capital’s sample security and quality control procedures, and the sample preparation and analytical procedures used by the independent laboratory of ALS Chemex, are sufficient to have maintained consistency, integrity, and accuracy in the drill hole database of the Idaho Cobalt Project.

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14.0 DATA VERIFICATION

MDA has visited Formation Capital’s field office in Salmon, Idaho on several occasions, with field visits to both the Idaho Cobalt Project and the adjacent BMC (Blackbird Mine) property. MDA reviewed all the project data generated to date, including drill logs, cross sections, and long sections. MDA also examined drill core and can state that geological and mineralogical data documented and presented by Formation Capital was, in fact, found in the core. Overall, visual identification of mineralized intervals relates well to the stated assays. MDA found that in general, the geologic documentation and interpretation fairly represent the Sunshine, East Sunshine, and Ram deposits.

MDA has reviewed and checked original assays, check assays, and QA/QC procedures and results, reviewed and audited the digital database, examined geologic data and interpretations, and reviewed and re-sampled representative core intervals.

Prior to the 1999 Ram drilling program, MDA checked about 5% of the sample intervals in the project database for data entry errors. No errors existed for entries of cobalt, copper, or gold values; however, the footage for one interval was entered incorrectly. Approximately 10% of the 1999 Ram drill data was audited and no errors were found.

As an extension of the quality control procedures employed by Formation Capital, MDA took seven samples from previously sampled core from the Sunshine deposit. MDA split the existing core halves to make new samples representing a quarter of the original core, and submitted them to Bondar Clegg (U.S.A) for 32-element geochemical analysis (aqua regia digestion; ICP analysis). MDA found that the results verified the original geochemical analyses for four of the samples. Comparisons to the remaining three samples were invalid, as the original analyses were done by assay methods only, rather than geochemical procedures. Ore-grade assay procedures use much higher concentrations of acid and longer digestion times, as compared to aqua regia digestion methods, that result in more complete digestion of the sample. This provides for a more quantitative analysis of the sample. Only assay values are used in the Sunshine, East Sunshine, and Ram resource estimates.

For drilling done prior to 1999, MDA checked 20 intervals of mineralized material and the mean core recovery was 94.4% . Formation recorded core recovery for all of the 1999 Ram exploration drill holes; the mean core recovery for sample intervals >0.10% Co was 85.3% . There does not appear to be a relationship between cobalt grades and core recovery, so the impact on grades from core with poorer recovery should not impart a bias.

Table 14.1 shows the summary statistics for the RAM mineralization by horizon, from the 2001 pre-feasibility study (Prenn, 2001). Figure 14.1 is a cumulative frequency plot of all previous drilling at the Ram, with separate graphs for 2004 drilling and for pre-2004 drilling. Both Table 14.1 and Figure 14.1 provide insights to the distribution of Cobalt assays for the Ram deposit.

Table 14.1 shows the effects of capping grades on the mean grade for each horizon; the results showing that capping high grades has little effect on the mean grade; verification that the mean grades are not inappropriately skewed by a few extraordinarily high values. Similarly, figure 14.1 verifies that the percentage of very high-grade assays for cobalt (above 4.0%) is quite small (less than 1%).

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Table 14.1 Ram Assay Database – Summary Statistics by Horizon (Main & FW zones)

	Mineralized		%Co		%Cu		oz Au/t
		%Co		%Cu		oz Au/t
	Interval (ft)*		Capped		Capped		Capped
All Zones
No. of Samples	333	333	333	333	333	333	333
Minimum	0.41	0.002	0.002	0.00	0.00	0.000	0.000
Maximum	4.26	10.650	4.000	10.20	4.00	0.230	0.090
Mean	1.33	0.676	0.640	0.62	0.56	0.018	0.016
Std. Dev.	0.70	1.053	0.831	1.15	0.86	0.027	0.021
C.V.**	0.53	1.558	1.298	1.87	1.53	1.528	1.276
Horizon 3021
No. of Samples	41	41	41	41	41	41	41
Minimum	0.46	0.007	0.007	0.04	0.04	0.000	0.000
Maximum	4.26	2.551	2.551	5.71	4.00	0.111	0.090
Mean	1.30	0.454	0.454	0.81	0.76	0.018	0.017
Std. Dev.	0.68	0.614	0.614	1.30	1.14	0.023	0.020
C.V.**	0.52	1.353	1.353	1.61	1.50	1.257	1.178
Horizon 3022
No. of Samples	66	66	66	66	66	66	66
Minimum	0.41	0.014	0.014	0.00	0.00	0.000	0.000
Maximum	3.36	10.650	4.000	7.82	4.00	0.198	0.090
Mean	1.26	0.874	0.716	0.69	0.63	0.028	0.026
Std. Dev.	0.74	1.683	0.957	1.19	0.89	0.034	0.026
C.V.**	0.59	1.926	1.336	1.71	1.40	1.216	1.006
Horizon 3023
No. of Samples	138	138	138	138	138	138	138
Minimum	0.44	0.016	0.016	0.01	0.01	0.000	0.000
Maximum	3.47	5.411	4.000	7.46	4.00	0.230	0.090
Mean	1.25	0.869	0.858	0.65	0.61	0.020	0.018
Std. Dev.	0.62	0.925	0.882	1.07	0.87	0.029	0.021
C.V.**	0.50	1.065	1.027	1.66	1.44	1.483	1.167
Horizon 3031
No. of Samples	47	47	47	47	47	47	47
Minimum	0.47	0.002	0.002	0.00	0.00	0.000	0.000
Maximum	3.42	3.872	3.872	1.75	1.75	0.051	0.051
Mean	1.34	0.254	0.254	0.32	0.32	0.006	0.006
Std. Dev.	0.75	0.583	0.583	0.39	0.39	0.011	0.011
C.V.**	0.56	2.300	2.300	1.22	1.22	1.847	1.847
Horizon 3032
No. of Samples	28	28	28	28	28	28	28
Minimum	0.65	0.008	0.008	0.00	0.00	0.000	0.000
Maximum	3.62	1.398	1.398	10.20	4.00	0.035	0.035
Mean	1.86	0.261	0.261	0.75	0.53	0.005	0.005
Std. Dev.	0.82	0.301	0.301	1.99	0.99	0.007	0.007
C.V.**	0.44	1.156	1.156	2.66	1.88	1.610	1.610
Horizon 3035
No. of Samples	13	13	13	13	13	13	13
Minimum	0.83	0.035	0.035	0.01	0.01	0.001	0.001
Maximum	2.46	2.700	2.700	0.37	0.37	0.051	0.051
Mean	1.44	0.747	0.747	0.12	0.12	0.013	0.013
Std. Dev.	0.59	0.937	0.937	0.10	0.10	0.016	0.016
C.V.**	0.41	1.255	1.255	0.88	0.88	1.189	1.189

*	calculated true width

**	CV = coefficient of variation = standard deviation/mean

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Figure 14.1 also shows that the population of assays for cobalt in 2004 drilling plots nearly identical to that for previous drilling; verification that the various drill campaigns and sampling programs are indeed sampling the same population of values – no indicated bias in any particular drilling program.

Figure 14.1 Co Grade Distribution in Drilling Cumulative Frequency Plot of Grade

The data verification procedures including visual correlations, spot re-sampling by MDA, database and data entry audits, Formation Capital’s QA/QC analytical procedures including checks, standards, and blanks, and database statistical evaluation have all shown that the Idaho Cobalt Project database is reliable and verifiable, and a reasonable representation of the mineral resources.

(Note: cumulative frequency plots are similar to Q-Q plots and provide a graphical-statistical view of assay data distributions.)

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15.0 ADJACENT PROPERTIES

The only mineral property adjacent to the Idaho Cobalt Project is the Blackbird Mine. At present the mine is not producing, nor are Formation Capital or MDA aware of any plans by the owners to put the mine into production.

15.1 Blackbird Mine

The Blackbird Mine property is on patented mining claims geographically internal to Formation Capital’s claim block (see Figure 4.2), but it is not part of Formation Capital’s property holdings. Formation Capital does not have any ownership, beneficial interest in or liability for the Blackbird Mine property at present. The information herein concerning the mineral deposit at the Blackbird Mine is derived from reports that have been given to Formation Capital by the owners of the Blackbird Mine or other sources believed to be reliable. MDA has visited the Blackbird Mine, but has not verified the information concerning it. This information about mineralization at the Blackbird Mine is not necessarily indicative of the character or grade of the mineralization on the Idaho Cobalt Project.

15.1.1 Blackbird Reserve Estimate, 1982

The Blackbird reserve estimate is described in this report because the quantity and quality of mineralized material present at the Blackbird provides insight into local mineralization. The Blackbird reserve estimate was done using terms and parameters considerably different than those mandated by the current CIM standards, so it is necessary to describe the reserve/resource categories and procedures used by the Blackbird estimators in some detail, in order to present the results in a current perspective.

As part of a 1982 feasibility study, BMC estimated reserves at the Blackbird Mine (Blackbird Mining Company, 1982). BMC estimated and categorized the reserves according to the system then in use by Noranda Mining Inc. and Noranda Exploration Inc. BMC stated that its classification system was similar to that used by the U.S. Geological Survey and the U.S. Bureau of Mines. The following description of the categories and procedures is slightly abridged from the 1982 report. Note that the terms used do not correspond to those required by the current CIM Standards on Mineral Resources and Reserves. An explanation of the differences and correspondences of BMC’s system and the current CIM standard follows the description of BMC’s system.

Insitu Ore Reserves (BMC)

Insitu ore reserves are a composite of all proven, probable and possible reserves. Reserves are based on grades determined from cost and recovery factors developed in the April 1980 Blackbird Feasibility Report. The sliding scale insitu cutoff grade ranges from 0.465% Co with zero Cu to 0.245% Co with 6.10% Cu. Material above 6.10% Cu is classified as ore. A minimum true width of seven feet was used. Ore grade intercepts of less than seven feet were expanded to that width using actual subgrade assays, or zero values where assays were not available.

Note by MDA: the above statement under the heading “Insitu Ore Reserves” that “Reserves are based on grades determined from cost and recovery factors developed in the April 1980 Blackbird Feasibility

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Report” seems at odds with BMC’s subsequent application of recovery factors to the total Insitu Ore Reserves in order to estimate the Recoverable Reserves. It implies that recovery factors were applied twice to the same material. MDA speculates that the Insitu Ore Reserves were estimated before the application of any recovery factors.

Prior to calculation, areas of insitu reserves were geologically investigated in the field using drill hole information.

Mineralized intercepts were compiled from drill hole logs and chip sample assays. Sludge sample results were used very sparingly and with caution in areas deficient in more credible samples. This data was compiled primarily on cross-sectional maps for the Idaho zone and on plan maps for the other zones. Longitudinal projections were used for portrayal of reserve data, rather than for volume calculations. Old pillars and awkwardly placed blocks near old stopes were not included in the reserve calculations. In general, a pillar measuring from 15 to 50 feet thick has been left around all existing stopes.

Proven Reserves (BMC)

Proven reserves are classified as ore which has been projected no more than 25 feet up or down dip from a sample point, and usually less than 100 feet along strike. Strike extensions are not carried across known structural discontinuities.

Probable Reserves (BMC)

Probable ore reserves are classified as the ore which has been projected an additional 25 feet beyond proven ore or between proven reserves where sound geologic data allows.

Possible Reserves (BMC)

Possible ore reserves are classified as ore which has been projected an additional 50 feet from probable ore, or between two data levels on the same geologic unit.

Geologic Reserves (BMC)

Geologic ore reserves are projected along a geologically continuous unit based on sample points 200 feet or more apart. Reserves calculated by Noranda Exploration Inc. are based on a minimum true width of 6 feet.

Recoverable Reserves (BMC)

BMC applied mineability, mine dilution and mine recovery factors to the entirety of its Insitu Ore Reserves, including the Proven, Probable, Possible and Geologic components. The result was considered to be the Recoverable Reserves.

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15.1.1.1 Reconciliation of Terms

The differences and similarities amongst the terms used by BMC in its reserve estimate, and the current standards, are discussed below:

Nearest Equivalent
BMC Term	CIM Term	Discussion
Calculation	none	The use of the term calculation is now discouraged as it implies a degree of exactness that is not achievable.

Insitu Ore Reserve	Mineral Resource	BMC’s Insitu Ore Reserve is estimated before applying any mining considerations such as mineability, mining recovery, or dilution. Applying the CIM standard, it is similar to a Mineral Resource.

Recoverable	none	BMC’s Recoverable Reserve is similar in concept to a Mineral Reserve, as
Reserve		it takes into account mineability, mining recovery and dilution. However, it includes material from the Possible and Geologic components of the Insitu
Reserve, and therefore does not correspond well with the current term
Mineral Reserve.

Proven Reserve	Measured Resource	When applied to BMC’s Insitu Ore Reserve, this term is equivalent to a
Measured Resource. When applied to BMC’s Recoverable Reserve, it is similar to a Proven Reserve.

Probable Reserve	Indicated Resource	When applied to BMC’s Insitu Ore Reserve, this term is equivalent to an
Indicated Resource. When applied to BMC’s Recoverable Reserve, it is similar to a Probable Reserve.

Possible Reserve	none	The CIM standard does not allow for a Possible Reserve category. Material that earlier workers might have included in such a category probably should be considered an Inferred Resource.

Geologic Reserve	Inferred Resource	As the lowest confidence level of BMC’s Insitu Ore Reserve, the Geologic
Reserve is similar in concept to an Inferred Resource.

15.1.1.2 Summary of BMC Estimates

Table 15.1 summarizes Blackbird Mining Company’s estimates of its Insitu Ore Reserve.

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Table 15.1 Summary of 1982 Blackbird Mine Insitu Ore Reserve Estimate

Category	Tons	% Cobalt	% Copper
Proven Reserve	1,829,507	0.72	1.38
Probable Reserve	1,825,211	0.70	1.32
Total Proven + Probable	3,654,718	0.71	1.35
Possible Reserve	1,739,403	0.72	1.01
Geologic Reserve	2,304,820	0.80	1.73

Notes:	The Possible Reserve is listed separately from the Proven & Probable in deference to the CIM
Standard, which does not recognize the Possible category and which does not permit Inferred
Resources to be included in totals with other categories.

The Geologic Reserve includes 400,000 tons of material from the Sunshine deposit. That deposit is also included in the reserve estimate of the present report.

The proven, probable and possible reserves in Table 15.1 are contained in the Idaho, Chicago, Brown Bear, Blacktail and Dandy zones. The geologic reserve is contained within the Sunshine, Merle, Burl and Horseshoe zones. These zones are identified on the local geology map in Figure 7.2.

BMC applied mining considerations to the Insitu Ore Reserve Estimate and arrived at a final Recoverable Reserve Estimate of 7,600,320 tons grading 0.62% cobalt and 1.15% copper. However, this Recoverable Reserve includes material from the Possible and Geologic components of the Insitu Reserve. The recoverability of the material was based on economic conditions and metal markets in 1982. Therefore the Recoverable Reserve Estimate does not comply with or approximate any of the categories of the CIM Standard for resources or reserves, nor is it current. It is reported here as a matter of historical record only and should not be relied upon in any investment, economic or engineering evaluations.

15.1.2 Blackbird Mine Site Cleanup

The following text is taken from the EPA website on the Blackbird Mine and can be found at: http://yosemite.epa.gov/r10/cleanup.nsf/0/d3327818f7f16e738825664e00812324?OpenDocument According to the EPA website, this text was updated in October 2004.

Site Description

The Blackbird Mine site encompasses approximately 830 acres of private patented mining claims and 10,000 acres of unpatented claims within the Salmon National Forest. The site is located 20 miles west of Salmon, Idaho and is in the Panther Creek drainage basin, which drains into the Salmon River. Big Deer Creek and Blackbird Creek drain into Panther Creek. Since the late 1800s, several companies

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have mined cobalt and copper on the site with both mine tunnels and open-pit methods. The current owner, the Noranda Mining Company, ceased operations in 1982. Mine tunnels, waste rock piles, and the open pit are located at the headwaters of Meadow and Bucktail Creeks which drain into Big Deer and Blackbird Creeks. There is a tailings impoundment located on the West Fork of Blackbird Creek and tailing deposits located along Blackbird Creek from transport of tailings to the West Fork tailings impoundment or direct discharges of tailings into the creek. The waste rock piles alone are approximately 4 million cubic yards. Investigations have shown that acid rock drainage and leachate from the tunnels, waste piles and tailings have contributed to the poor water quality in local creeks. High levels of heavy metals such as copper, cobalt, and arsenic are present in surface water and/or sediments downstream from the site. The copper levels exceeded EPA's Fresh Water Ambient Water Quality Criteria. Arsenic in soils located along the banks of Blackbird Creek and Panther Creek downstream of the mine may pose a potential risk to humans. The Snake River Sockeye spring/summer Chinook Salmon, Snake River Steelhead and Bull trout, listed as threatened or endangered under the Endangered Species Act, are threatened by the poor water quality.

Media Affected: Groundwater, Soil & Surface Water

Surface water and sediments are contaminated with high levels of heavy metals such as copper, cobalt and arsenic. Groundwater and surface water are primarily contaminated with copper and cobalt. Sediments and soils are primarily contaminated with copper, cobalt and arsenic. Site studies have shown that acid rock drainage from tunnels and waste piles have contributed to the poor water quality of local creeks. This water quality affects local aquatic life, including the Snake River spring/summer Chinook Salmon and other endangered or threatened species. People who come into direct contact with or ingest contaminated sediments or soils could be at risk.

Cleanup Progress

This site is being addressed by early actions and a long-term remedial phase focusing on the cleanup of the entire site.

In 1983, the Idaho Attorney General filed a natural resources damage suit against current and two previous site owners/operators for alleged damages to State surface water and groundwater. The suit was settled in 1995. In 1993, the potentially responsible parties (PRPs) initiated early actions to stabilize the West Fork Tailings Dam by diverting the West Fork of Blackbird Creek to prevent failure of the tailings impoundment. In late 1994, the PRPs, under EPA supervision, began an investigation to determine the nature and extent of site contamination. Results of this investigation, scheduled to be completed in 2002, will be evaluated to determine the most effective remedy for final site cleanup.

In late 1994, the PRPs began investigations and analysis of alternatives for an early removal action on major sources at the mine that release metals to surface water. In 1995, the PRPs began a removal action to address the waste rock piles, underground mine tunnels, the open pit and impacted groundwater and surface water at the mine. The action includes relocating some of the waste rock piles, capping waste rock, construction of a water storage dam and a water diversion dam, expansion of the existing water treatment plant and interception of ground water and surface water for treatment, and were completed in November 1998.

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The West Fork of Blackbird Creek diversion channel and the early removal action on sources at the mine have helped to support restoration of water quality downstream of the Blackbird Mine site while site studies are being conducted.

Another removal action was conducted at the Panther Creek Inn (PCI) property, located about 7 miles east of the Blackbird Mine where Blackbird Creek and Panther Creek meet.

The PCI property is comprised of an inn, a cabin and adjacent campgrounds. Investigations conducted in the past identified elevated concentrations of arsenic in soils which pose a potential risk to humans. The soils were removed to a minimum depth of one foot and replaced with clean fill. The removal action also included construction of three sediment ponds along Blackbird Creek and removal of contaminated overbank deposits (sediments and soils) that are susceptible to erosion along Blackbird Creek. This will reduce the potential for recontamination of the PCI property. This removal action was completed in August 1999.

Another removal action was completed in October 2001 to address potential risks to humans from arsenic found in soils along the bank (overbank deposits) in some locations along Panther Creek. Contaminated soils were removed to cleanup levels or the water table, whichever comes first, and then replaced with clean fill.

A remedial action is underway to address potential risks to aquatic life from remaining releases of metals into surface water from the mine site. Construction activities to address releases of metals to surface water have been underway since 2003 and are ongoing. Soils contaminated with arsenic on residential properties along the banks of Panther Creek are also being removed to address potential human health risks. Removal of contaminated soils along the banks of Panther Creek began in 2004 and are ongoing. Soils contaminated with arsenic along the banks of Blackbird Creek were also removed as part of the remedial action. This part of the remedial action was completed in 2003.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Introduction

Initial information on the milling characteristics of the ores from the Sunshine deposit comes mainly from testwork on bulk samples and drill composites performed by BMC. However, the milling and flotation of the mineralized material is not overly complex and a bulk concentrate could readily be produced. This is based on mineral processing work conducted by The Center for Advanced Mineral and Metallurgical Processing (CAMP) on a composite from the Ram deposit, and confirmed by 2005 feasibility metallurgical testwork completed by SGS Lakefield on several composites. Some additional information is available from the processing of ores from the nearby Blackbird Mine, which was operated from 1951 to 1959 and again, from 1963 to 1966.

Three types of ore (mineralized material) have been recognized in the district: high-sulfide complex ores such as those mined and processed at the Blackbird Mine, siliceous ores, and chloritic ores. No high-sulfide mineralization has been seen in the Ram or Sunshine deposits. All of the mineralization is of the siliceous and chloritic types with low total sulfide contents. In general, the low-sulfide mineralization produced better recoveries and higher-grade concentrates than the high-sulfide material and has significantly lower environmental and processing concerns.

Past testwork focused on producing two concentrates, cobalt and copper. The copper concentrate would go directly to a copper smelter while the cobalt concentrate, due to its high arsenic content, would go to a hydrometallurgical or bio-oxidation treatment facility for further processing. Current plans call for the production of one bulk cobalt, copper, gold sulfide concentrate with recovery via a hydrometallurgical treatment plant. The details of the pressure leach plant and disposition of arsenic-bearing wastes from the process are being defined by metallurgical testing, as part of the ongoing feasibility study.

In September of 2002 Formation Capital completed the purchase of the Big Creek Hydrometallurgical Complex in northern Idaho. The plant, as purchased, is equipped to refine 10 million ounces of silver and 350,000 ounces of gold annually and recover copper. It consists of auto-claves, a copper solution-extraction plus electro-winning circuit, a silver-gold refinery and hydrometallurgical plant including a tailings disposal basin. Formation Capital is currently operating the gold-silver refinery and intends to retro-fit the hydrometallurgical plant to process cobalt concentrate.

16.2 Mineralogy

The main cobalt mineral is cobaltite, while the main copper mineral is chalcopyrite. The cobaltite grains are generally small, ranging from less than 10 microns to 1 mm. BMC geologists also reportedly noted the cobalt minerals safflorite (CoAs2) and linnaeite ((CoNi)3S4), though Formation Capital suspects these minerals were often postulated to be present based on the cobalt to arsenic ratios of the ore. The mineralization in the Sunshine and Ram deposits is low in sulfides. Oxidation is prevalent near surface especially where pyrite is present. Gold and silver is present in most of the mineralization in the area.

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16.3 Prior Testwork

There is much information on the metallurgy of the Blackbird ores based on past operations and laboratory testwork through 1981. Mineral processing work for the pre-feasibility study was conducted by CAMP on mineralized material obtained from large diameter core drill holes in the Ram deposit. Feasibility testwork by SGS Lakefield is discussed in section 16.5. Additional metallurgical work is being completed at Mintek in South Africa.

Metallurgical testwork on material from the Sunshine deposit appears to have started in 1980 by BMC. The initial testing by BMC, on drill hole composites of siliceous and chloritic mineralization types indicated that, for a 60%-siliceous/40%-chloritic blend, recoveries of over 80% could be achieved, producing a concentrate grading over 13% cobalt. The results were from bench flotation tests performed on feed with an average grade of about 1.05% Co. The only problem encountered by BMC in the early testing was related to oxidized, near-surface, chloritic material, where recoveries dropped to around 50%. The problem appeared to be related to the fine-grained minerals and the relatively coarse grind being used in the pilot plant. These previous test results should not be considered representative of future operations.

The initial work by BMC produced two concentrates; a copper concentrate, which would go to a smelter and a cobalt concentrate for shipment to a hydrometallurgical treatment facility. BMC also did some preliminary testing on a bulk concentrate where the concentrate would go to a hydrometallurgy plant where the copper would be recovered as a cathode product or as a copper-rich slime, depending on plant design. Cobalt would be produced as a cathode product following jarosite precipitation. Gold would be recovered in this circuit in the copper slimes and the jarosite.

In addition to the work on conventional metallurgical processes, BMC contracted Idaho National Engineering Labs to test bio-oxidation of the mineralization. This work was started in 1981 but was never completed; however, some additional bio-oxidation work was performed under contract to Formation Capital in 1995. Results of this work suggest that it could be effective on Sunshine concentrates. The Kasese cobalt plant in Uganda was recently using bio-oxidation technology to recover cobalt from tailings. It shut down in 2002 due to low cobalt prices (American Metal Market, 05 September 2002), but may resume shipments in late February 2004 (Mail and Guardian online, 13 January 2004).

BMC’s test work indicated that high recoveries and high-grade concentrates could be achieved from low-sulfide material. Almost all of the Sunshine and Ram deposit resources can be classed as low-sulfide material. Testing has not been completed for oxidized material, however, BMC indicated problems with oxidized material containing high iron and clay. Metallurgical test work remains to be completed to fine tune recovery, reagent consumption, and operational conditions of the hydrometallurgical plant.

16.4 Pre-Feasibility Metallurgical Testing and Process Optimization

CAMP completed additional flotation and pressure leaching testwork on core from the 1999-2000 Ram drilling program and about one ton of large diameter PQ (3.345 inch diameter) core. The testwork

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included comprehensive milling and flotation optimization testing programs on the bulk material from the Ram samples provided by Formation Capital.

The highlights are summarized below:
The PQ core drilling yielded the following samples:
Hole	Section	Horizon	Ft.	CO%	CU%	AU OZ/T AG OZ/T
MH00-02	1400 N	3023	6.5	0.104	0.308	0.016	0.06
MH00-03	200 N	3022	24.7	0.162	0.028	0.014	0.14
MH00-03	200 N	3023	7.1	0.851	0.037	0.038	0.12
MH00-04	200 N	3021	7.9	0.482	0.074	0.018	0.08
MH00-04	200 N	3022	5.5	2.130	0.050	0.032	0.13
MH00-04	200 N	3023	8.6	0.284	0.074	0.016	0.10
MH00-05	200 N	3021	16.2	0.364	0.360	0.018	0.14
MH00-05	200 N	3022	9.6	0.109	0.366	0.016	0.18
MH00-05	200 N	3023	23.2	0.834	0.389	0.018	0.14
MH00-06	200 N	3022	9.5	0.932	0.286	0.044	0.16
MH00-06	200 N	3023	6.5	0.494	1.630	0.012	0.16
MH00-07	200 N	3022	21.2	0.123	0.123	0.046	0.12
MH00-07	200 N	3023	18.3	1.010	0.285	0.048	0.12
Average			164.8	0.535	0.267	0.027	0.13

A statistically valid test matrix was set up and testing was carried out on a composite sample that is shown on the following table:

Composite Head Grade

0.574% Co, 0.294% Cu, 0.02 oz Au/t

The material was crushed and ground to approximately 80% passing 200 mesh. This results in a high degree of mineral liberation. This was a viable and effective methodology since the objective was to produce a bulk concentrate rather than differential concentrates.

The liberated mineralized material was activated with copper sulfate.

No pH adjustment was necessary as insitu pH was 8.0.

AF 65 was used as the frother.

Bulk sulfide rougher flotation was performed with potassium amyl xanthate (PAX) as a collector followed by scavenger flotation with SIX as a collector. The final concentrates are produced through a cleaner circuit using SIX as a collector.

The test results were statistically modeled and optimized with the aid of Stat-Ease software.

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Locked cycle flotation testing produced good recoveries and grades. The results are:

Item	Cobalt	Copper	Gold
Concentrate Grade	14.40%	7.41%	0.396 oz Au/ton
Recovery	92.70%	92.80%	72.90%

  Testing gravity concentration of tailings from flotation was successful in recovering additional cobalt and gold from the tailings. The final concentrate grade and overall projected recoveries are:
Item	Cobalt	Copper	Gold
Concentrate Grade	14.40%	7.18%	0.417 oz Au/ton
Recovery	94.10%	92.90%	78.20%

In order to account for variations in metallurgical response due to the mineralogical composition, several horizons were set aside for flotation testing. This was completed after the circuit had been optimized, and the locked cycle test completed on the composite. These tests indicate similar recoveries to the bulk composite, even in areas with moderate oxidation. Comparative flotation tests results are summarized in Table 16.1 below:

		Table 16.1 Comparative Flotation Results

Test	% Co	% Cu	oz Au/t	Co Recov. Cu Recov. Au Recov.			Remarks

Composite	0.574	0.29	0.020	91.99%	91.56%	72.99%
4-3021	0.482	0.07	0.018	88.15%	92.40%	56.56% cobaltite, trace oxidation
4-3022	2.130	0.05	0.032	92.47%	80.60%	86.01% cobaltite, local silicification
2-3023	0.104	0.31	0.016	91.44%	92.24%	69.10%	moderate oxidation
3-3023	0.851	0.04	0.038	89.71%	77.02%	85.92%	cobaltite, tr oxidation, tr FeCO3
6-3023	0.493	1.63	0.012	96.88%	96.38%	67.64% fine grained cobaltite
7-3023	1.010	0.28	0.048	94.34%	94.69%	89.49% cobaltite, moderate silicification

Average	0.845	0.40	0.027	92.17%	88.89%	75.79%

Note: all drill holes used in the composite were from section 200N except MH-000-02, which was on section 1400N. These tests do not include Knelson upgrading. Average of tests does not include the composite results.

From metallurgical studies it has been established that approximately 360 gallons of water per ton of ore will be required for the operation.

16.5 Feasibility Metallurgical Testwork

The following was extracted from SGS Lakefield Research Limited’s draft copy of “The Recovery of Copper and Cobalt by Laboratory Flotation” completed during April, 2005. Formation Capital’s Manager of metallurgy, Mike Irish, is also continuing to advance all aspects of the Metallurgical testing to complete the feasibility study. Additional testing is planned by SGS Lakefield and Mintek in South Africa.

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16.5.1 Introduction

A laboratory scale flotation program was conducted on Ram and Sunshine samples submitted by Formation Capital Corporation. The objectives of the program were to develop a flotation circuit and reagent scheme for the recovery of cobalt in a bulk sulphide concentrate; investigate the flotation response of several samples to this flowsheet and reagent scheme; perform locked cycle testing with the developed flowsheet; and perform standard tests to determine the abrasiveness and grindability of several samples.

The developed flotation flowsheet and reagent scheme was then applied to three variability samples. T he results of this work are currently pending.

16.5.2 Sample Receipt and Preparation

Samples for the laboratory program were received on January 19, 2005 and given the receipt number LR2500120. The list of samples and their received weights are shown Table 16.2. Three overall composites composed of varying proportions of Cu and Co were received as well as three variability composites representing the micaceous, silaceous and quartzite mineralogies. While composites were received crushed to nominal ¼”, the variability samples were received as sections of ¼ drill core.

Table 16.2. Composite and Variability Samples Received

Weight (Kg)
Item	Identification Estimated Weight			Deposit	Origin
Flotation Composite	Sample 1	56	54	Ram	sample rejects
Flotation Composite	Sample 2	70	65	Ram	sample rejects
Flotation Composite	Sample 3	51	47	Ram	sample rejects
Variability Composite	Sample SR	28	26	Siliceous Ram	¼ core
Variability Composite	Sample SS	27	25	Siliceous Sunshine	Trench
Variability Composite	Sample M	47	47	M icaceous Ram	¼ core
Variability Composite	Sample Q	52	50	Quartzite Ram	¼ core

While determination of abrasion indices had been requested on the overall composites, the samples as received were too fine to perform this testwork. The standard Bond abrasion index determination requires 1.6 kg of minus ¾” plus ½” ore. Sub-samples were split out for determination of the Bond ball mill work index. The remainder from each composite was stage crushed using a roll crusher in closed circuit with a 10 mesh screen to 100% -10 mesh. The samples were blended and split into 2-kg charges using a rotary splitter. Charges were placed in freezer storage. A head sample from each was submitted for Cu, Co, Fe, As, S, Au and Ag. The results are summarized in Table 16.3.

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	Table 16.3. Chemical Head Analyses
Composite	% Cu	% Co	% Fe	% As	% S	g Au/ton	g Ag/ton
Comp 1	0.44	0.59	12.00	0.75	0.99	0.35	<0.05
Comp 2	1.10	0.72	13.00	0.98	2.07	0.69	1.40
Comp 3	0.45	1.20	15.80	1.48	1.24	0.67	<0.05
Sample M	0.33	0.92	18.70	1.25	0.73	0.64	<0.05
Sample Q	0.70	0.41	11.90	0.57	1.40	0.60	0.60
Sample S	1.20	1.14	8.76	2.46	2.09	1.57	2.00

A comparison to the core assays shows good agreement of the composites (Table 13.3)

16.5.3	Grind Index Determinations

16.5.3.1	Abrasion Index

Samples SR, SS, Q and M were submitted for the standard Bond abrasion index determination procedure. The results are summarized in Table 16.4.

Table 16.4. Summary of Abrasion Indices

Sample	SR	SS	M	Q
Abrasion Index, Ai	0.158	0.302	0.022	0.099

16.5.3.2 Bond Ball Mill Work Index

All six samples were submitted to the standard Bond ball mill procedure for determination of the work index. The overall composites had been received at nominal ¼” and it was suspected that they might be too fine for this standard test. A comparison of the size analyses of the minus 6 mesh work index feeds of the overall composites and variability samples is shown in Table 16.5. While the overall composites were received crushed, variability samples were received as ¼ core. The overall composites were generally finer than the variability composites, but Sample Q presented a similar size distribution to the overall composites. It was therefore decided to submit all samples for determination of the work indices. The results are summarized in Table 16.6.

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Table 16.5. Comparison of Size Analyses of Bond Work Index Feeds

Size	Cumulative				% Passing
Mesh	µm	Comp 1	Comp 2	Comp 3 Sample M Sample Q Sample SS Sample SR
6	3,350	100	100	100	100	100	100	100
7	2,800	97.9	97.2	98.1	99.0	99.0	98.5	97.9
8	2,360	94.3	92.3	94.4	94.7	95.3	94.1	92.3
10	1,700	86.7	83.3	86.0	81.7	85.6	82.2	80.9
14	1,180	79.6	74.7	76.7	67.6	75.7	68.5	69.3
20	850	74.4	69.1	69.4	58.1	69.3	58.5	61.0
28	600	69.9	64.3	62.7	50.1	64.2	50.5	54.0
35	425	66.1	60.4	57.3	44.2	60.5	44.5	49.1
48	300	61.7	55.8	51.4	38.5	56.3	37.8	43.7
65	212	56.4	50.5	45.6	33.4	50.7	31.0	37.7
100	150	46.6	41.8	37.9	27.8	40.0	23.8	29.6
K80	µm	1206	1486	1351	1641	1422	1618	1659

Table 16.6. Bond Ball Mill Work Index Summary

	K80 µm		Grams per	Bond Work Index
Sample	Feed	Product	Revolution	Metric	Imperial
Sample SR	1659	131	3.24	9.4	8.6
Sample SS	1618	128	2.42	11.8	10.7
Sample M	1641	116	2.75	9.9	9.0
Sample Q	1422	131	3.09	10.1	9.2
Comp 1	1211	129	2.76	11.4	10.3
Comp 2	1511	128	2.78	10.7	9.7
Comp 3	1358	124	2.22	12.8	11.7

16.5.4 Laboratory Flotation Procedures

The following procedure was followed for all tests, except where expressly noted. All grinding for this test program was conducted in a Denver ball mill with mild steel shell and balls. The mill was cleaned with silica each morning prior to use. A 2-kg ore charge was used for each flotation test. Grinding was conducted at 65% solids with Lakefield river water, and this same water was used to maintain cell levels during flotation. Regrinding was conducted in a ceramic pebble mill at 50% solids.

16.5.5 Sample Fineness versus Grind Time Determination

Due to the limited amount of sample available for testing, grind-time determinations were only conducted on one of the three overall composites, Comp 2. The results are presented in Table 16.7. The grind efficiency drops precipitously at a P80 of approximately 70 µm. An increase in the power applied to the mill of 7 kWh/tonne resulted in only a 5 µm decrease in the P80. This is most likely due to the relatively high abundance of micaceous gangue in the sample. The P80 may, therefore, not be a good

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indication of sulphide liberation, and the effect of grind fineness on recovery was therefore examined in the flotation section using grind time, and by inference power, instead of P80.

Table 16.7. Composite 2: Grind Fineness versus Grind Time

Item	Test 1	Test 2	Test 2
Grinding Time (min)	30	45	60
Product (P80 µm)	92	71	66
Power, KWh/t	14.7	22.0	29.4
Operating Work Index	22.2	27.3	34.5

16.5.6	Flotation Testing

16.5.6.1	Flowsheet and Reagent Scheme Development

Flowsheet and reagent scheme development was conducted on the composites: Comp 1, Comp 2 and Comp 3. SGSLR was informed by the client that these three composites were of a similar mineralogical constitution with varying grade ratios of Co/Cu. Previous flotation testwork had been performed on samples from the same deposit by The Center of Advanced Mineral and Metallurgical Processing (Montana Tech of the University of Montana). Based on the results of this testwork, a baseline set of conditions for the flotation circuit was provided to Lakefield Research. These are shown in Table 16.8. It was the objective of the flowsheet development program to attempt to determine the effect of primary grind fineness, reduce reagent addition rates, determine the effect of copper sulphate, and determine the effect of a regrind. After flowsheet development, the metallurgical response of the samples with the newly developed flowsheet would be determined through locked cycle tests.

Table 16.8. Baseline Flotation Conditions
	Item	Condition/Dose	Time
	Grind	Ball Mill at 50% Solids	75 minutes
	Copper Sulphate	Sulphate 1000g/t	10 minutes conditioning
	PAX - Rougher	Rougher 1000g/t	5 minutes conditioning; 5 minutes flotation
	SIX - Scavenger	Scavenger 1000 g/t	1 minute conditioning 5 minutes floation

16.5.4.1	Effect of Primary Grind Fineness or Grind Time

Two grind times were conducted on each of the three composites: 45 and 60 minutes. A summary of the results is shown in Table 16.9. Both copper and cobalt kinetics of Comp 1 were affected by the finer grind, while flotation kinetics of Comp 2 and Comp 3 showed little effect of the varying grind times. As mentioned in the preceding section, the abundance of mica in the overall composites made it difficult to correlate grind time and grind fineness. While the size analysis of the mill discharge yielded very similar P80’s for the two times tested, the kinetics of copper and cobalt flotation of Comp 1 increased with a finer grind. Interestingly, while Comp 1 showed an improvement in the cobalt grade/recovery relationship upon finer grinding, indicating an increase in cobalt liberation, this is the sample which

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showed no response to grind based on grind fineness. The P80 of the mill discharge was 67 µm at 60 minutes and 65 µm at 45 minutes. This suggests that while the overall grind fineness was not significantly affected by the increase in grind time, the grind fineness of the sulphide minerals was. An analysis for copper and cobalt by size fraction on mill discharge of these two grind times would quantify the change in the P80 of copper and cobalt. As overall recovery was not adversely affected by the coarser grind time, the forty-five minute grind time was chosen for subsequent tests.

Table 16.9. The Effect of Primary Grind Time on Metallurgical Response

Test		Grind			Dose g/t				Grade %		% Distribution			Rougher Tail (%)			Calculated Head (%)
No	Comp	Time	µm		PAX	CuSO4 Weight %		% Cu	% Co	% S	Cu	Co	S	Cu	Co	S	Cu	Co	S
F1	1		60	67	100	400	9	4.76	5.99	10.6	96.3	92.2	95.4	0.02	0.05	0.05	0.44	0.58	0.99
F4	1		45	65	200	400	11.6	3.66	4.52	7.9	97.2	91.2	95.8	0.01	0.06	0.05	0.44	0.57	0.96
F2	2		60	66	100	400	14.6	7.38	4.73	13.9	96.7	92	97.1	0.04	0.07	0.07	1.11	0.75	2.08
F5	2		45	72	100	400	14.4	7.58	4.75	14.1	97.3	95.2	97.5	0.04	0.04	0.06	1.12	0.72	2.08
F3	3		60	66	100	400	12.5	3.45	8.27	8.8	95.7	93.7	96.2	0.02	0.08	0.05	0.45	1.10	1.14
F6	3		45	82	200	400	12	3.45	8.02	9.53	96	89.9	95	0.02	0.12	0.07	0.43	1.07	1.20

¹ Based on 9 minutes of flotation

After investigations into the reagent scheme, the effect of primary grind fineness on Comp 1 and Comp 2 was re-examined to determine the losses that would be sustained upon a coarsening of the grind to approximately 110 µm. The results indicate that for Comp 1, sulphur recovery dropped 2% as the P80 of the grind increased from 67 to 115 µm. Cobalt recovery at the coarser grind was 80.3% versus 90.3 at the grind of 67 µm. There was no difference in copper or cobalt recovery between 67 µm and 93 µm. For Comp 2, there was no significant effect on sulphur recovery, or copper recovery within the ranges of grind tested. Cobalt recovery, however, dropped 3% when the P80 was coarsened from 72 µm to 94 µm, and dropped a further 3% at a grind of 105 µm.

16.5.6.2 Rougher Flotation Reagent Addition

The reagent additions used in the first series of tests (F1-F6) were substantially reduced from those of the baseline flotation conditions. The fifth rougher stage of flotation was used as a diagnostic tool (tests F4 and F6 only) to determine if there was a lack of collector in the system. For the composites tested, the fifth rougher concentrate grade was higher than head grade, and also showed better upgrading than the 4th stage rougher concentrate. This indicated that cobalt was responding to an increase in collector addition.

It was hoped that collector additions could be reduced by placing a substantial portion of the collector into the primary grind and thereby improving its efficiency. This was done in tests F28 and F29 on Comp 1 and Comp 2, respectively. The collector addition to the rougher was decreased by 20% to 200 g/t, and 100 g/t was added directly to the primary grind. Comparisons for Comp 3 are drawn from later tests. Copper recovery remained unaffected by the change in collector addition. Cobalt recovery increased by approximately 3% from Comp 1, but decreased 2% in Comp 2. Cobalt recovery in Comp 3 remained unchanged. The collector additions required to achieve adequate cobalt recovery were quite high, at 100-200 g/t per %S. This is unusual and there may be opportunities to reduce collector addition. It may be possible that by combining collectors such as thiophosphates or thiocarbamates with

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PAX an overall reduction in collector dose can be achieved. The addition of small amounts of copper sulphate, may increase the kinetics of cobalt and reduce the need for high collector dosages. The use of a finer grind may also reduce collector requirements. It was observed visually during flotation tests that cobalt losses were primarily present as coarse, liberated cobaltite.

16.5.6.3 Cleaner Flotation

Prior to investigation of the rougher flotation which resulted in the elimination of copper sulphate from the rougher reagent scheme, two sets of cleaner tests were conducted with and without a 10 minute regrind (F13-F18). The results of these tests are summarised in Table 16.10. These tests were conducted with kinetics on the first cleaner. 10 g/t PAX was added to the 4th cleaner.

Table 16.10 The Effect of Regrind – 10g/t PAX in Cleaner

Test		Grind		Dose g/t				Grade %		% Distribution			Rougher Tail (%)			Calculated Head (%)
No	Comp	Time	µm	PAX	CuSO4 Weight % % Cu			% Co	% S	Cu	Co	S	Cu	Co	S	Cu	Co	S
F13	1	0		10	-	4.0	9.69	9.94	21.7	95.8	81.9	93.7	0.011	0.07	0.04	0.41	0.49	0.94
F16	1	10	21	10	-	3.6	10.40	9.08	20.7	90.8	57.9	77.3	0.013	0.06	0.05	0.41	0.56	0.97
F14	2	0		10	-	8.5	12.40	7.65	24.3	96.9	89.2	96.2	0.029	0.07	0.06	1.09	0.73	2.15
F17	2	10	24	10	-	6.3	15.70	6.78	26.9	93.4	58.6	81.5	0.038	0.08	0.09	1.07	0.73	2.09
F15	3	0		10	-	4.9	7.80	15.4	20.9	93.4	74.8	86.7	0.021	0.24	0.14	0.41	1.01	1.18
F18	3	10	25	10	-	4.3	8.57	13.6	20.0	91.3	57.0	73.4	0.021	0.13	0.10	0.41	1.03	1.18

While there was some upgrading of the rougher concentrate, there were high losses of cobalt in the cleaner stages when regrinding was performed. The grade/recovery relationships for copper and cobalt are shown in Figure 8and Figure 9. When 50g/t copper sulphate was added to the regrind in test F19 (Comp 2), the kinetics of cobalt flotation remained unaffected. Losses were as high as 30%Co.

A re-evaluation of the reagent scheme after the elimination of copper sulphate from the rougher in test F20 led to a new series of cleaner tests testing the effect of regrind and using PAX to increase cobalt kinetics. The results are summarized in Table 16.11. The results indicate that overall cobalt recovery increased by 0-15% when compared to the tests with no regrind. However, there was little upgrading of sulphur content of the concentrate.

Table 16.11. The Effect of 50g/t Collector Addition to The Regrind

Test	Regrind	Dose g/t				Cleaner Concentrate			% Distribution			Rougher Tail (%)			Calculated Head (%)
No	Time	PAX	CuSO4 Weight %		Cu	Co	Cu+Co	S	Cu	Co	S	Cu	Co	S	Cu	Co	S
F13	0	10	400	4	9.69	9.94	19.63	21.7	95.8	81.9	93.7	0.011	0.07	0.04	0.41	0.49	0.94
F16	10	10	400	3.6	10.40	9.08	19.48	20.7	90.8	57.9	77.3	0.013	0.06	0.05	0.41	0.56	0.97
F21	10	60	0	3.9	10.40	11.70	22.10	23.0	97.7	84.6	92.1	0.008	0.05	0.05	0.42	0.54	0.98
F14	0	10	400	8.5	12.40	7.65	20.05	24.3	96.9	89.2	96.2	0.029	0.07	0.06	1.09	0.73	2.15
F17	10	10	400	6.3	15.70	6.78	22.48	26.9	93.4	58.6	81.5	0.038	0.08	0.09	1.07	0.73	2.09
F22	10	60	0	7.7	13.70	8.36	22.06	26.1	97.5	89.2	95.1	0.023	0.06	0.05	1.08	0.72	2.10
F15	0	10	400	4.9	7.80	15.40	23.20	20.9	93.4	74.8	86.7	0.021	0.24	0.14	0.41	1.01	1.18
F18	10	10	400	4.3	8.57	13.60	22.17	20.0	91.3	57.0	73.4	0.021	0.13	0.10	0.41	1.03	1.18
F23	10	60	0	5.9	6.83	16.20	23.03	18.2	96.5	91.4	94.4	0.013	0.06	0.04	0.42	1.05	1.14

Finally with rougher conditions set with no copper sulphate and PAX additions in the grind, two tests were conducted on each composite with and without regrind. These tests, F30-F35, used identical rougher conditions. The results indicate that very little upgrading took place with regrinding. Cobalt

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recovery losses were 2-7% higher with a regrind, while copper recovery was not affected by regrinding. Due to the cobalt losses and minimal upgrading, regrinding was not part of the final flowsheet.

16.5.7 Locked Cycle Testing

A six cycle locked cycle test was conducted on each composite. As well as product recycle, these locked cycle tests used water supplied by Formation Capital and prepared according to their instructions. The rougher and cleaner scavenger tailings from each test were filtered separately. Opposite eighths of the filter cake were cut out and submitted for chemical analysis. The remaining ¾’s of the filter was stored wet in the freezer. The results of the locked cycle tests are shown in Table 16.12. Copper recoveries ranged from 96 to 97%. Cobalt recovery ranged from 91 to 95%. Sulphur grade in the overall tailing was 0.05 to 0.08% .

Table 16.12. Batch and Locked Cycle Tests - Metallurgical Results, Projected Balance

						Grade						% Distribution
Composite Test		Product	Weight % % Cu		% Co	% S	g Au/t g Ag/t		% As	Cu	Co	S	Au	Ag¹	As
Comp 1	F30	Cleaner 2 Concentrate	3.80	10.60	14.00	25.0	-	-	-	96.5	93.4	95.5	-	-	-
Comp 1	LCT1	Projected Cl Concentrate	4.18	9.70	13.30	21.7	7.020	16.0	15.30	96.0	93.0	95.4	90.3	-	94.2

Comp 1	F30	Combined Tails	96.15	0.01	0.04	0.0	-	-	-	3.3	6.3	4.1	-	-	-
Comp 1	LCT1	Projected Combined Tails	95.80	0.02	0.03	0.1	0.033	<0.9	0.04	4.0	7.0	4.6	9.7	-	5.8

Comp 2	F31	Cleaner 2 Concentrate	7.44	13.50	8.88	27.6	-	-	-	95.1	89.4	95.5	-	-	-
Comp 2	LCT	Projected Cl Concentrate	8.00	12.90	8.28	24.8	6.750	20.5	9.94	96.5	90.7	94.3	84.5	71.6	90.1

Comp 2	F31	Combined Tails	92.43	0.05	0.08	0.1	-	-	-	4.5	10.1	4.1	-	-	-
Comp 2	LCT	Projected Combined Tails	92.00	0.04	0.04	0.1	0.120	0.7	0.10	3.5	9.3	5.7	15.5	28.4	9.9

Comp 3	F32	Cleaner 2 Concentrate	5.86	6.66	17.20	19.3	-	-	-	94.8	93.3	94.6	-	-	-
Comp 3	LCT3	Projected Cl Concentrate	5.86	7.09	17.90	20.0	10.000	11.2	21.00	97.1	95.1	96.4	92.0	-	95.2

Comp 3	F32	Combined Tails	94.01	0.02	0.07	0.1	-	-	-	4.5	6.1	4.7	-	-	-
Comp 3	LCT3	Projected Combined Tails	94.10	0.01	0.03	0.1	0.050	<0.5	0.07	2.9	4.9	3.6	8.0	-	4.8

¹ Silver Recoveries were not calculated for LCT 1 (Comp 1) or LCT 3 (Comp 3) due to assays of less than detection limit on both heads and tails for these samples

16.6 Hydrometallurgical Testing:

As described, an applied hydrometallurgical testing program was undertaken by CAMP to determine the viability of using an existing hydrometallurgical plant, which was subsequently purchased by Formation Capital in September of 2002. This has included:

  Performing pressure leach testing of Ram bulk cobalt, copper, gold concentrate to optimize cobalt and copper leaching while minimizing oxygen and acid consumption;
  Performing confirmatory liquid/solid separation testing of the leached slurries;
  Performing scoping testing for separation of arsenic from copper and cobalt;
  Performing testing to make a solvent extraction separation of the copper from cobalt producing copper cathodes and a cobalt precipitate;
  Performing cementation testing to make a separation of copper from cobalt producing a cobalt precipitate;

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  Performing ion exchange separation and purification of cobalt utilizing PSI CU Wram resins;
  Performing solvent extraction separation testing of cobalt; and
  Proposed methodologies for zero discharge operation.

To date, all of the testing and studies appear to be successful. It is envisioned that the hydrometallurgical facility can successfully be retrofitted to treat the bulk cobalt concentrate.

16.6.1 Hydrometallurgical Plant – Concentrate Treatment

The cobalt, copper, gold concentrate will be acid pressure leached in a batch reactor to oxidize the sulfide host minerals. This will make cobalt, copper, arsenic and iron soluble while leaving behind gold-bearing solids. Conventional thickening followed by filtration will be used to separate the pressure leach solution from the solids. The gold will be recovered from the solids by the Merrill Crowe process. Then the pregnant leach solution will be neutralized with liquid soda ash to raise the pH. After liquid/solid separation, solvent extraction for copper will be performed. The produced copper solution will be processed to make copper sulfate crystals. Alternatively, the copper can be electrowon to cathode metal.

The cobalt-bearing raffinate from copper solvent extraction will be purified by organic removal, cementation, jarosite precipitation and ion exchange. Further liquid solid separations will be done and the arsenic-bearing solids will be transported to an environmentally safe containment site. The purified solution then undergoes treatment for cobalt oxide recovery via pH adjustment and calcination. The cobalt oxide will then be sold. The production of cobalt hydroxide, cobalt carbonate, and cobalt metal is also possible in the hydrometallurgical facility. All wastewater will be processed and recycled via a zero discharge treatment facility.

Metallurgical testing is continuing for the hydrometallurgical plant concentrate treatment

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17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Formation Capital performed all of the resource estimates cited in this report, other than the 2001 update of the Ram main, and Ram footwall and hangingwall zones, and the 2005 resource estimate which was done by MDA. MDA has reviewed or audited all of Formation’s resource estimates. The most recent resource estimates/updates were completed in March 2005, based on additional Ram deposit drilling in 2004. Sections 6.1 and 6.2 (History) contain information on previous resource estimates. The basis for those earlier MDA audited resources is essentially the same as for the updated 2005 resource estimates, with only new drilling being added; therefore, details of the resource modeling, previous and current, are presented in this section. Figure 17.1 illustrates the location of the Ram and Sunshine mineralized horizons in plan view.

17.1	Mineral Resource Estimates

17.1.1	Data Acquisition

Analytical data for the Idaho Cobalt Project were obtained from core drilling and trench sampling. Due to the inherent problems that can occur when trench samples are used in grade estimation, trench sample assays have been omitted from the grade estimations, but were used to help define the location and geometry of the mineralized horizons.

Formation Capital’s project database contains a total of 169 holes, which were drilled by Formation Capital, BMC, or Calera Mining (Table 11.1) . BMC’s drilling was limited to the Sunshine deposit, though the upper portions of a few holes did intersect the East Sunshine mineralization. With the exception of reverse circulation pre-collars for metallurgical core holes completed by Formation Capital in 2000, all drill data was obtained by core drilling. Exploration holes were drilled with either NQ- or HQ-size core; the metallurgical holes were drilled with PQ-size core. NQ, HQ and PQ core have diameters of 1.875"(47.6mm), 2.500"(63.5mm) and 3.345"(85.0mm), respectively.

The majority of sample analyses prior to 1995 were for cobalt and copper, with occasional assaying for gold. Beginning in 1995, Formation Capital included gold assaying as part of their routine analytical procedure. In addition, multi-element geochemistry analyses have been completed on nearly all of Formation Capital’s drill holes at the Idaho Cobalt Project.

17.1.2 Sunshine Deposit

The Sunshine deposit is made up of three main horizons, termed the Sunshine, and several parallel horizons in the East Sunshine deposit. The main Sunshine deposit was updated for the 1001 (FW), 1003 (main) and 1007 (HW) horizons. There is no new information relating to the East Sunshine resource, so the 1998 estimate is current for that deposit.

The following three sub-sections were taken from the October, 1998 MDA pre-feasibility study of the Idaho Cobalt Project. MDA believes that the methods and categories employed in the 1998 estimate are consistent with the requirements of the current CIM Standard

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17.1.2.1 Sunshine Data Base and Assay Statistics

As part of the review of Formation Capital’s 1998 resource estimate, MDA performed preliminary statistics of the raw assay data in order to evaluate the integrity of the database, the grade distributions, and the applicability of the method of resource estimation. Table 17.1 gives a brief summary of the descriptive statistics of the Sunshine database, which also includes the East Sunshine drill holes.

Table 17.1 Descriptive Statistics of the Sunshine Sample Database (weighted averages)

	All Assay Data from Sunshine and East Sunshine
	No. of	Mean	Min	Max	Std. Dev.	CV*
	Samples
Co%	5,013	0.09	0.00	14.00	0.49	5.19
Cu%	5,007	0.34	0.00	19.90	1.04	3.02
oz Au/t	4,637	0.004	0.000	0.583	0.022	5.366
*CV = coefficient of variation = standard deviation/mean
17.1.2.2 Geochemistry of the Sunshine Deposit

The Sunshine deposit (excluding East Sunshine) multi-element geochemical database includes approximately 2,100 samples from 19 BMC drill holes and 47 Formation Capital drill holes. Of these, there is multi-element geochemistry data for 214 samples that contained more than 0.05% Co, including 77 samples exceeding 0.20% Co. MDA focused its analysis on silver, arsenic, gallium, gold, bismuth, cobalt, copper, mercury, and nickel because of either significant levels of concentration or good correlation with cobalt and/or copper. As with the Ram geochemical review, some elements were included in the examination of the Sunshine deposit data, in spite of their low grades or poor association with cobalt, because of their potential economic or metallurgical impact. Evident relationships include the following:

  There is no obvious change in cobalt grade with depth or elevation, but cobalt does tend to decrease north of section 450N;
  Copper grades change systematically in the vertical dimension, while also increasing to the north, contrary to cobalt;
  Although occurring in low concentrations, silver appears to increase in grade to the north;
  Significant grades (>30 ppm) of bismuth are sporadic and discontinuous;
  Mercury occurs in significant quantity along only one horizon in the central portion of the deposit;
  Gallium seems to be more concentrated in the central part of the deposit, closer to the surface;

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  Arsenic grades are variable along strike and by depth; and
  Nickel, occurring in very low grades, is more concentrated to the north and at depth.

MDA concluded that none of the subtle spatial changes in geochemistry within the Ram and Sunshine deposits appear to occur in such a manner that they would impact metallurgy.

17.1.2.3 Specific Gravity

Formation Capital took samples for density measurements from uncrushed core. Specific gravity was measured by standard Jolly balance methods. The results of specific gravity determinations, and tonnage factors used in the resource models, are presented in Table 17.2.

Table 17.2 Tonnage Factor Summary for Sunshine Deposits

	Number of		Tonnage Factor
Area		Specific Gravity
	Samples		(cu. ft/ton)
Sunshine	321	2.95	10.86
Ram	199	2.85	11.24
East Sunshine	147	2.85	11.24

17.1.2.4 Sunshine Resource Method

The 2005 Sunshine model update is discussed in this sub-section. The drill hole database was checked against the original logs and assay sheets to verify the data. Cross sections were developed on 100 ft intervals over the 2,400 ft strike length of the deposit. A 300 ft portion of this strike length was developed on 50 ft intervals. Mineralized horizons were developed on the sections. These horizons were developed by utilizing both the favorable geologic unit (BTE) and mineralization above 0.03% Co. Where higher grade mineralization was present the zone was drawn to a minimum 3 ft true thickness with a grade in excess of 0.20% Co. Mineralized horizons were developed for horizons 1001; 1003; 1007; 1009; 1500; and numerous zones in East Sunshine. After reviewing both the plans and sections, there were a few places where the horizon numbering could be interpreted in a number of manors. To complicate the interpretation, folding is present. The final MDA sections were reviewed by Formation Capital, along with several sets of prior interpretations. The conclusion of the review was that a number of interpretations for the mineralized horizons are valid at this time and that prior to mining, additional drilling will be required to further define the horizons. Closer spaced drilling for stope development and design will be required as mining proceeds.

The East Sunshine horizons were developed from mostly widely spaced drill holes. MDA determined that the East Sunshine would contain mostly inferred materials, and that additional drilling would be necessary to develop mineable material from the East Sunshine deposit. The East Sunshine deposit resource was not estimated since additional drilling would be required to develop significant measured and indicated materials.

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These mineralized horizons were sliced on 25 ft intervals and plotted on plan view maps. Horizons 1001; 1003; 1007; and 1009 were drawn on the plan views on 50 ft intervals. The intervening 25 ft plans were developed on computer screens by interpolation.

Assays were coded in the database from the cross sections and corrected to the plans. Several holes intersected the mineralized horizons but were not assayed. For the resource calculation these holes were assumed to intersect un-mineralized material (i.e. 0.00% Co, Cu, and 0.0 oz Au/t). A statistical study was completed on the drill hole data from these horizons. This study indicated that several populations were evident in the horizons as shown in Figure 17.2 [each individual population is defined by the segment of the plotted line that has a distinct slope; therefore, separated by inflections in the curve]

Figure 17.2 QQ Plot of Assay Data in Sunshine Zones 1001; 1003; and 1007

MDA prepared long-section views of the drill hole intercepts to outline these populations. A low-grade zone was outlined containing assay data between 0.03 % Co and about 0.30 % Co, a medium-grade zone between 0.3% Co and about 1% Co and a high-grade zone over 1% Co. Assays over 6% Co were cut to 6%.

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These zones were used to interpolate grades onto very wide blocks of 25 ft by 25 ft for each horizon. The wide blocks were then clipped by the plan view horizon shapes to obtain a block with the correct thickness (horizontal) by 25 ft by 25 ft. The block grades were interpolated by using the inverse distance squared method, with additional runs completed by inverse distance cubed and nearest neighbor as checks. Composites within the high-grade zone and medium-grade zone were used to estimate block grades within the high-grade zone. Composites within the medium-grade and low-grade zones were used to estimate the grade of blocks within the medium-grade zone. Composites within the low-grade zone were used to estimate the grade of the low-grade zone. Surface trench samples were used as a guide to draw the zones, but were not used to estimate block grades. Figure 17.3 shows a long-section view of the 1003 horizon showing the high-grade zones (red: +1.0% Co), medium-grade (green; 0.30 -1.0% Co), and low-grade (blue; 0.03 -.30% Co) zones and color coded block grades within the horizon.

Figure 17.3 Sunshine 1003 Horizon

The following discussion was taken from the 1998 study for the Sunshine deposit, and is still relevant information regarding assay compositing statistics. Sample assays capped prior to compositing are given in Table 17.3. Assays were composited by rock code across the entire mineralized widths. Drilled mineralized thickness, lens strike and dip, and drill hole azimuth and dip were recorded in order to

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calculate a true	thickness for the mineralized horizon. These composite samples were				used for
estimating the resource.

Table 17.3 Sunshine Samples Cut Prior to Compositing

	Drill Hole	Interval	Assay	Cut Assay
	80-09A	198 – 200	14% Co	9.4% Co
	81-17B	668 – 672.75	0.583 oz Au/t	0.330 oz Au/t
	95-29A	593 – 594	12.9% Cu	7.5% Cu
	ES96-02	164.2 – 164.7	13.8% Cu	11.4% Cu
	ES-96-11	330.9 – 334.4	19.9% Cu	11.4% Cu
	EX-96-17	521.8 – 522.5	13.3% Cu	11.4% Cu

17.1.2.5 Sunshine Resource Estimate - 2005

The Sunshine Measured and Indicated resource is shown in Tables 17.4, 17.5, and 17.6 for horizons 1001, 1003 and 1007 at various cutoff grades, and in Table 17.7 for all three horizons. Measured material was defined by the distance to the closest drill hole and the number of drill holes influencing block grades. A block was defined as measured if the closest hole was within 50 ft, or if the closest hole was within 100 ft and at least two drill holes were used to compute the block grade. Indicated materials were defined as grade estimates with one hole within 100 ft of the block estimate. Material defined by drill holes in excess of 100 ft was classed as inferred. Material with a grade of 0.30% Co, contains 6 pounds of cobalt, which at a price of $15 per pound cobalt, has a value of $90 per ton. MDA suggests that the deposit resource be reported at a cutoff grade between 0.20% Co and 0.30% Co.

Table 17.4 Sunshine Horizon 1001 Resource Estimate (Hanging Wall Zone)

1001		Measured:				Indicated:				Inferred:
Cutoff	000's Tons	% Co	% Cu	oz Au/ton	000's Tons	% Co	% Cu	oz Au/ton	000's Tons	% Co	% Cu	oz Au/ton
0.00	166.6	0.146	0.359	0.004	12.6	0.013	0.19	0	38.0	0.024	0.262	0
0.05	64.9	0.342	0.496	0.01	0.0	0.483	1.399	0.056	1.3	0.181	0.153	0.002
0.10	63.0	0.35	0.501	0.01	0.0	0.483	1.399	0.056	1.3	0.181	0.153	0.002
0.15	60.0	0.361	0.514	0.01	0.0	0.483	1.399	0.056	0.5	0.273	0.077	0.002
0.20	46.4	0.416	0.613	0.013	0.0	0.483	1.399	0.056	0.5	0.282	0.074	0.002
0.25	40.9	0.442	0.653	0.014	0.0	0.483	1.399	0.056	0.3	0.309	0.019	0.002
0.30	35.5	0.467	0.64	0.015	0.0	0.483	1.399	0.056	0.1	0.335	0.02	0.002
0.35	27.8	0.508	0.596	0.017	0.0	0.483	1.399	0.056	0.0	0	0	0
0.40	20.1	0.559	0.626	0.02	0.0	0.483	1.399	0.056	0.0	0	0	0
0.45	16.2	0.595	0.698	0.022	0.0	0.483	1.399	0.056	0.0	0	0	0
0.50	10.8	0.657	0.752	0.023	0.0	0	0	0	0.0	0	0	0
0.75	2.2	0.921	1.074	0.041	0.0	0	0	0	0.0	0	0	0
1.00	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0
1.25	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0
1.50	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0
2.00	0.0	0	0	0	0.0	0	0	0	0.0	0	0	0

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Table 17.5 Sunshine Horizon 1003 Resource Estimate (Main Zone)
1003		Measured:				Indicated:				Inferred:
Cutoff	000's	% Co	% Cu	oz Au/	000's	% Co	% Cu	oz Au/	000's	% Co	% Cu	oz Au/
	Tons			ton	Tons			ton	Tons			ton
0.00	369.3	0.374	0.32	0.008	38.0	0.042	0.125	0.004	101.6	0.105	0.255	0.004
0.05	302.0	0.453	0.357	0.01	3.6	0.333	0.092	0.037	36.6	0.27	0.483	0.008
0.10	245.5	0.541	0.293	0.011	3.6	0.333	0.092	0.037	32.8	0.294	0.515	0.009
0.15	217.0	0.596	0.279	0.012	3.6	0.334	0.093	0.037	28.5	0.318	0.464	0.009
0.20	198.3	0.636	0.27	0.013	3.6	0.334	0.093	0.037	23.2	0.351	0.414	0.008
0.25	180.7	0.676	0.254	0.014	3.6	0.334	0.093	0.037	18.3	0.386	0.345	0.008
0.30	163.5	0.719	0.238	0.015	3.6	0.334	0.093	0.037	13.3	0.426	0.232	0.006
0.35	140.6	0.783	0.231	0.015	0.0	0	0	0	9.9	0.464	0.157	0.005
0.40	124.7	0.835	0.215	0.016	0.0	0	0	0	7.4	0.495	0.135	0.005
0.45	116.7	0.863	0.195	0.017	0.0	0	0	0	4.5	0.544	0.121	0.005
0.50	107.8	0.895	0.182	0.017	0.0	0	0	0	2.8	0.595	0.133	0.005
0.75	69.8	1.046	0.192	0.022	0.0	0	0	0	0.1	0.818	0.227	0.024
1.00	27.0	1.373	0.199	0.028	0.0	0	0	0	0.0	0	0	0
1.25	14.0	1.603	0.196	0.032	0.0	0	0	0	0.0	0	0	0
1.50	7.3	1.813	0.134	0.032	0.0	0	0	0	0.0	0	0	0
2.00	1.7	2.221	0.007	0.028	0.0	0	0	0	0.0	0	0	0

Table 17.6 Sunshine Horizon 1007 Resource Estimate

1007		Measured:				Indicated:				Inferred:
Cutoff	000's	% Co	% Cu	oz Au/	000's	% Co	% Cu	oz Au/	000's	% Co	% Cu	oz Au/
	Tons			ton	Tons			ton	Tons			ton
0.00	265.6	0.079	0.211	0.001	19.9	0.055	0.375	0.002	110.1	0.067	0.309	0.003
0.05	85.2	0.207	0.25	0.003	8.8	0.09	0.462	0.005	59.6	0.108	0.391	0.004
0.10	37.1	0.387	0.189	0.006	2.0	0.179	0.16	0.017	31.7	0.140	0.295	0.006
0.15	22.2	0.562	0.198	0.009	2.0	0.179	0.16	0.017	9.2	0.184	0.193	0.007
0.20	12.4	0.872	0.235	0.013	0.0	0	0	0	0.3	0.350	0.237	0.002
0.25	8.5	1.172	0.263	0.018	0.0	0	0	0	0.3	0.350	0.237	0.002
0.30	8.1	1.224	0.265	0.019	0.0	0	0	0	0.0	1.041	0.355	0.007
0.35	8.1	1.224	0.265	0.019	0.0	0	0	0	0.0	1.041	0.355	0.007
0.40	8.1	1.224	0.265	0.019	0.0	0	0	0	0.0	1.041	0.355	0.007
0.45	8.0	1.229	0.266	0.019	0.0	0	0	0	0.0	1.041	0.355	0.007
0.50	7.9	1.237	0.268	0.019	0.0	0	0	0	0.0	1.041	0.355	0.007
0.75	7.7	1.256	0.268	0.02	0.0	0	0	0	0.0	1.041	0.355	0.007
1.00	6.5	1.312	0.274	0.02	0.0	0	0	0	0.0	1.041	0.355	0.007
1.25	2.0	1.706	0.255	0.027	0.0	0	0	0	0.0	0	0	0
1.50	1.4	1.843	0.172	0.036	0.0	0	0	0	0.0	0	0	0
2.00	0.5	2.205	0.158	0.042	0.0	0	0	0	0.0	0	0	0

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Table 17.7 Sunshine Horizons 1001; 1003; and 1007 Resource Estimate

1; 3; 7		Measured:				Indicated:				Inferred:
Cutoff	000's	% Co	% Cu	oz Au/	000's	% Co	% Cu oz Au/		000's	% Co	% Cu oz Au/
	Tons			ton	Tons			ton	Tons			ton
0.00	801.4	0.229	0.292	0.005	70.5	0.040	0.207	0.003	249.7	0.076	0.280	0.003
0.05	452.1	0.391	0.357	0.009	12.4	0.161	0.354	0.014	97.6	0.170	0.422	0.005
0.10	345.6	0.490	0.320	0.010	5.7	0.278	0.117	0.030	65.7	0.218	0.402	0.007
0.15	299.2	0.546	0.320	0.011	5.6	0.278	0.118	0.030	38.2	0.285	0.394	0.008
0.20	257.1	0.608	0.330	0.013	3.6	0.334	0.094	0.037	23.9	0.350	0.405	0.008
0.25	230.2	0.653	0.325	0.014	3.6	0.334	0.094	0.037	18.9	0.384	0.338	0.008
0.30	207.1	0.695	0.308	0.015	3.6	0.334	0.094	0.037	13.4	0.427	0.231	0.006
0.35	176.5	0.760	0.290	0.015	0.0	0.483	1.399	0.056	10.0	0.466	0.158	0.005
0.40	152.8	0.819	0.272	0.017	0.0	0.483	1.399	0.056	7.4	0.497	0.136	0.005
0.45	140.9	0.853	0.257	0.018	0.0	0.483	1.399	0.056	4.5	0.547	0.122	0.005
0.50	126.5	0.896	0.236	0.018	0.0				2.8	0.599	0.135	0.005
0.75	79.7	1.063	0.224	0.022	0.0				0.1	0.864	0.253	0.021
1.00	33.5	1.361	0.214	0.026	0.0				0.0
1.25	16.0	1.616	0.204	0.031	0.0				0.0
1.50	8.7	1.818	0.140	0.033	0.0				0.0
2.00	2.1	2.218	0.040	0.031	0.0				0.0

The measured and indicated resources for zones 1001, 1003, and 1007 are shown in Table 17.8.

Table 17.8 Sunshine Horizon 1001, 1003 and 1007 Measured and Indicated Resources

1; 3; 7	Measured & Indicated
Cutoff	000's Tons	% Co	% Cu	oz Au/ton
0.00	871.9	0.214	0.285	0.005
0.05	464.5	0.385	0.357	0.009
0.10	351.2	0.486	0.316	0.011
0.15	304.8	0.541	0.316	0.012
0.20	260.7	0.604	0.327	0.013
0.25	233.8	0.648	0.322	0.014
0.30	210.7	0.689	0.304	0.016
0.35	176.5	0.760	0.290	0.015
0.40	152.8	0.819	0.272	0.017
0.45	140.9	0.853	0.257	0.018
0.50	126.5	0.896	0.236	0.018
0.75	79.7	1.063	0.224	0.022
1.00	33.5	1.361	0.214	0.026
1.25	16.0	1.616	0.204	0.031
1.50	8.7	1.818	0.140	0.033
2.00	2.1	2.218	0.040	0.031

The most recent historic resource estimates for the Sunshine deposit were based on a long-section polygonal method. The prior resources are summarized in Table 17.9 at a 0.20% Cobalt cutoff grade.

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Table 17.9 Sunshine Historic Resource Estimate (0.20% Co Cutoff)

	000's	Grade	Grade	Grade	Width
Deposit	Tons	%Co	%Cu	oz Au/t	(ft)
Sunshine Main Zone	218.8	0.980	0.54	0.023	6.09
Sunshine HW Zone	26.8	0.843	0.25	0.012	3.87
East Sunshine	100.5	0.422	0.94	0.014	n/a

Total Sunshine	346.0	0.807	0.63	0.020	n/a

The prior East Sunshine estimate should be included with the present estimate since it was not updated during 2005. The East Sunshine deposit requires additional drilling to be considered for mining. MDA believes that a 0.20% to 0.30% cobalt cutoff grade is appropriate for the current resource estimate.

The present Sunshine resource estimate is considerably lower in grade than the historic calculations. There are two reasons for this difference. First, a number of drill holes that intersect the mineralized horizons have not been assayed within one or more of the horizons. These intercepts were given 0.00 assays for cobalt, copper, and gold, and in many cases influenced the grade of blocks above the cutoff grade. This was not the case in the prior estimates.

Second, MDA used a method that allowed many holes to interact to estimate block grades. In the past, a long-section polygonal estimate was used which essentially allowed equal weighting of high-grade and low-grade composites. MDA limited the influence of high-grade to high-grade zones with medium-grade composites also influencing the block grades within the high-grade zone. This is a conservative and realistic method of computing block grades where the boundary between high-grade and medium-grade zones is not well defined. A similar method was used within the medium-grade zone that allowed low-grade samples to influence the estimation of block grades with the medium-grade zones.

17.1.3 Ram Deposit

This section includes a summary of resource modeling criteria incorporated into the MDA historic 2001 pre-feasibility study, which was updated to include drill data for 2004 (28 core holes) for this estimate. The resources stated are the current March, 2005 resource estimates. Interpretations for the Ram deposit have not changed; rather, the latest drilling has allowed for increased confidence of interpretations, while adding to the resource base.

The Ram main zone consists of three mineralized horizons, all occurring within the BTE units. From hanging wall to footwall, these horizons have been labeled as 3021, 3022, and 3023. Zone 3023 appears to be the most persistently mineralized of the three zones. The vertical distance between the three horizons within the main zone ranges from a few feet to, locally, tens of feet.

The Ram footwall zone is also divided into three horizons, though they appear less distinct than the main zone horizons. These horizons have been labeled as 3031, 3032, and 3035, and are separated by a few feet to tens of feet (locally nearly 100 ft separates 3032 and 3035).

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There are five Ram hangingwall zones and resources have been estimated for three, which are labeled as 3010, 3012, and 3013. Table 17.10 shows the average strike and dip of the main horizons taken on plan and cross sections prepared during the 2001 pre-feasibility study.

Correlation of horizons between drill holes and between cross sections were made based on a combination of lithology, structure, style of mineralization, and grade. For the most part, MDA relied on Formation Capital’s geologic interpretations of geologic and mineral continuity, with recognition that, in some locations, it is difficult to identify individual horizons, particularly when one or two of the horizons either coalesce or pinch out. The potential to correlate discontinuous mineralized zones within BTE units and treat them as a continuous mineralized horizon is also recognized.

Table 17.10 Ram Main & Footwall Horizon Orientations

Horizon	Number of	Average	Average
	Observations	Strike	Dip
3021	8	344°	52°
3022	8	341°	51°
3023	10	342°	51°
3031	10	339°	51°
3032	8	339°	50°
3035	4	333°	46°

17.1.3.1 Geochemistry of the Ram Deposit

In the first half of 2000, MDA statistically analyzed approximately 1,700 multi-element geochemistry sample data obtained from 18 holes drilled in the Ram deposit in 1997. Of these, 610 samples averaged >0.05% Co, and 253 samples averaged >0.20% Co. MDA focused its analysis on silver, arsenic, gold, bismuth, cobalt, iron, copper, mercury, and nickel because of either significant levels of concentration or good correlation with cobalt and/or copper. Some of the elements were included in the review in spite of their low grades or poor association with cobalt because of their potential economic or metallurgical impact.

Most of the elements considered tend to have higher values in the same parts of the deposit where cobalt does, though rarely was there a good sample-for-sample correlation with cobalt. The only correlations of significance were Co and As, Co and Au, Cu and Ag, and Au and As. Spatial grade changes of these metals are not significant, though some subtle trends do exist, as summarized below:

  Statistically, cobalt does not vary significantly by elevation, depth, or location along strike. However, there are indications of a north-raking (~50°) higher-grade ‘shoot’, though this is not conclusive due to the current drill spacing;
  Copper appears to decrease in grade to the north, while the lower horizons appear to contain elevated copper grades relative to the upper horizons;

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  Gold and arsenic seem to decrease in grade to the north in a manner similar to copper;
  Bismuth is erratically distributed; there are only a few samples with significant occurrences of bismuth that occur near the center of the deposit and near the surface;
  Silver occurs in very low concentrations and grades decrease to the north and at depth. The metallurgical sample composite averaged 0.13 oz Ag/ton;
  Iron levels decrease with depth and increase to the north;
  Mercury distribution is erratic along strike, but seems to occur in higher concentrations in the higher elevations of the deposit; overall mercury concentrations are very low; and
  Nickel seems to be evenly distributed vertically, but a slight decrease in grade is observed along strike to the north.
17.1.3.2 Specific Gravity

Formation Capital took samples for density measurements from uncrushed core. Specific gravity was measured by standard Jolly balance methods. The results of specific gravity determinations, and tonnage factors used in the resource models, are presented in Table 17.11.

	Table 17.11 Tonnage Factor Summary for Ram Deposit
		Number of		Tonnage Factor
	Area		Specific Gravity
		Samples		(cu. ft/ton)
	Sunshine	321	2.95	10.86
	Ram	199	2.85	11.24
	East Sunshine	147	2.85	11.24

17.1.3.3	Ram Resource Method

Cross sections were developed on 200 ft intervals over a 2,600 ft strike length for the Ram deposit. A total of 28 core holes totaling 24,869 ft were drilled in the deposit during 2004. The database shows a total of 67 core holes drilled in the deposit totaling 44,737.5 ft. Eight of these holes (2,613 ft) were drilled for metallurgical testing and were not used in the resource estimate since only one interval in each hole was assayed. Mineralized horizons were developed on the sections. These horizons were developed by utilizing both the favorable geologic unit (BTE) and mineralization above 0.03% Co. Where higher grade mineralization was present the zone was drawn to a minimum 3 ft true thickness with a grade in excess of 0.20% Co. Mineralized horizons were developed for horizons 3010, 3011; 3012; 3013; 3015; 3021; 3022; 3023; 3025; 3029; 3030; 3032; and 3035, however resources were not calculated for 3015; 3025; 3029; and 3030 due to continuity and grade issues.

The same methodology was used to compute the Ram resource as the Sunshine deposit. These mineralized horizons were sliced on 25 ft intervals and plotted on plan view maps. The horizons were

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drawn on the plan views on 50 ft intervals.	The intervening 25 ft plans were developed on computer
screens by interpolation.

Assays were coded in the database from the cross sections and corrected to the plans. Several holes intersected the mineralized horizons but were not assayed. For the resource calculation these holes were assumed to intersect un-mineralized material (i.e. 0.00% Co, Cu, and 0.0 oz Au/t). A statistical study was completed on the drill hole data from these horizons. This study indicated that several populations were evident in the horizons as shown in Figure 17.4 from about 0.03% Co to 0.20% Co, from 0.20 to a little over 1% Co, and from a little over 1% to 4%, where the cobalt assays were capped. Figures 17.4, 17.5, and 17.6 show the QQ plots for cobalt, copper, and gold respectively. The QQ plot for copper shows a population break at about 1% copper, while the gold QQ plot shows one at about 0.03 oz Au/t. Figure 17.7 shows a long-section view of the 1023 horizon showing the high-grade zones (red: +1.0% Co), medium-grade (green; 0.30 -1.0% Co), and low-grade (blue; 0.03 -.30% Co) zones and color coded block grades within the horizon.

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Figure 17.4 Ram Cobalt QQ Plot

Q-Q of All Co Assays within All Ram Horizons
0.01
0.05
0.25
0.50
0.75
0.90
0.99
Cap at 4 % Co
% Co
8.000
6.000
4.000
2.000
0.800
0.600
0.400
0.200
0.080
0.060
0.040
0.020
0.008
0.006
0.004
0.002

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Figure 17.5 Ram Copper QQ Plot

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Figure 17.6 Ram Gold QQ Plot

Q-Q of All Au Assays within All Horizons
0.05
0.25
0.50
0.75
0.90
0.99
2.000
0.800
0.600
0.400
0.200
0.080
0.060
0.040
0.020
0.008
0.006
0.004
0.002
0.001
0.001
0.000
0.000
oz Au/ton
Cap at 0.08 oz Au/ton

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Figure 17.7 Ram 1023 Horizon

(high-grade zones (red: +1.0% Co), medium-grade (green; 0.3 -1.0% Co), and low-grade (blue; 0.03 -.30% Co) zones and color coded block grades within the horizon).

17.1.3.4 Ram Resource Estimate - 2005

The resource calculated for the Ram deposit is shown in Tables 17.12 through 17.17 for horizons 3010, 3012, 3013, 3021, 3022, and 3023, the larger horizons in the Ram deposit respectively. The 3022 and 3023 are the most significant horizons at the Ram deposit.

Measured material was defined by the distance to the closest drill hole and the number of drill holes influencing block grades. A block was defined as measured if the closest hole was within 50 ft, or if the closest hole was within 100 ft and at least two drill holes were used to compute the block grade. Indicated materials were defined as grade estimates with one hole within 100 ft of the block estimate, except for the 3022 and 3023 horizons with good continuity, where indicated material was also defined by at least two drill holes within 200 ft of the block. Material defined by drill holes in excess of 100 ft was classed as inferred in the horizons, except for 3022 and 3023 where inferred material was defined

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by one hole in excess of 100 ft or more than one hole in excess of 200 ft. Inferred materials were extended by about 300 ft to the south where drilling has indicated thick horizons with good continuity, or to depth where drilling has not found the bottom of the deposit, as is the case for the Blackbird group of deposits. Inferred materials were also extended down dip by 300-350 ft in horizons 3010, 3022 and 3023. The bottom of the deposit has not been found.

Table 17.12 Ram 3010 Horizon Resources
3010			Measured:					Indicated:					Inferred:
Cutoff	000's	% Co % Cu oz Au/			Avg.	000's % Co % Cu oz Au/				Avg.	000's	% Co % Cu oz Au/			Avg.
	Tons			ton	True Thk Tons				ton True Thk Tons					ton	True Thk
0.00	108.4	0.320	0.05	0.004	5.7	29.8	0.206	0.03	0.002	5.4	62.6	0.436	0.03	0.005	5.7
0.05	102.2	0.337	0.04	0.004	5.6	29.8	0.206	0.03	0.002	5.4	62.6	0.436	0.03	0.005	5.7
0.10	94.0	0.360	0.04	0.004	5.5	29.8	0.206	0.03	0.002	5.4	62.6	0.436	0.03	0.005	5.7
0.15	86.1	0.382	0.04	0.004	5.5	18.5	0.252	0.04	0.003	5.3	56.2	0.471	0.03	0.005	5.8
0.20	69.2	0.434	0.04	0.005	5.7	10.7	0.323	0.07	0.004	6.0	52.3	0.494	0.03	0.006	5.9
0.25	49.4	0.520	0.01	0.005	6.0	5.4	0.422	0.01	0.004	6.2	47.0	0.523	0.02	0.006	5.9
0.30	40.2	0.576	0.01	0.006	6.4	5.4	0.422	0.01	0.004	6.2	36.3	0.597	0.01	0.006	6.1
0.35	37.3	0.597	0.01	0.006	6.5	5.4	0.422	0.01	0.004	6.2	30.8	0.646	0.01	0.007	6.2
0.40	33.9	0.619	0.01	0.006	6.7	5.4	0.422	0.01	0.004	6.2	24.9	0.709	0.00	0.007	6.2
0.45	24.6	0.697	0.00	0.008	6.6	0.5	0.531	0.01	0.004	4.0	21.1	0.762	0.00	0.008	6.3
0.50	18.1	0.776	0.00	0.009	6.5	0.5	0.531	0.01	0.004	4.0	18.5	0.800	0.00	0.009	6.2
0.75	10.8	0.914	0.00	0.011	6.4	0.0	0	0.00	0	0.0	10.9	0.985	0.00	0.012	6.4
1.00	0.8	1.030	0.00	0.013	5.8	0.0	0	0.00	0	0.0	6.2	1.050	0.00	0.013	6.4
1.25	0.0	0.000	0.00	0.000	0.0	0.0	0	0.00	0	0.0	0.0	0.000	0.00	0.000	0.0
1.50	0.0	0.000	0.00	0.000	0.0	0.0	0	0.00	0	0.0	0.0	0.000	0.00	0.000	0.0
2.00	0.0	0.000	0.00	0.000	0.0	0.0	0	0.00	0	0.0	0.0	0.000	0.00	0.000	0.0

Table 17.13 Ram 3012 Horizon Resources

3012			Measured:					Indicated:					Inferred:
Cutoff 000's		% Co % Cu oz Au/			Avg.	000's	% Co % Cu oz Au			Avg.	000's	% Co % Cu oz Au/			Avg.
	Tons			ton	True Thk Tons				/ton True Thk Tons					ton	True Thk
0.00	171.8	0.395	0.36	0.008	5.2	32.9	0.160	1.25	0.020	6.2	82.2	0.169	0.38	0.008	5.5
0.05	164.7	0.410	0.37	0.008	5.3	30.3	0.170	1.35	0.020	6.2	82.0	0.170	0.39	0.008	5.5
0.10	151.9	0.440	0.40	0.009	5.3	24.9	0.195	1.63	0.023	6.6	73.8	0.181	0.42	0.009	5.6
0.15	118.9	0.526	0.41	0.008	5.4	9.8	0.276	2.30	0.012	5.1	23.8	0.287	0.58	0.007	5.4
0.20	91.7	0.630	0.51	0.010	5.2	9.8	0.276	2.30	0.012	5.1	13.9	0.366	0.86	0.008	5.3
0.25	68.7	0.766	0.66	0.011	5.1	9.4	0.278	2.39	0.012	5.1	8.3	0.461	1.41	0.011	5.3
0.30	64.1	0.801	0.58	0.011	5.2	0.0	0.000	0.00	0.000	0.0	4.2	0.640	0.45	0.009	5.2
0.35	63.2	0.808	0.59	0.011	5.2	0.0	0.000	0.00	0.000	0.0	4.0	0.656	0.47	0.009	5.1
0.40	62.3	0.815	0.59	0.011	5.2	0.0	0.000	0.00	0.000	0.0	4.0	0.656	0.47	0.009	5.1
0.45	61.7	0.818	0.59	0.011	5.2	0.0	0.000	0.00	0.000	0.0	3.4	0.696	0.53	0.009	5.0
0.50	60.9	0.823	0.60	0.011	5.2	0.0	0.000	0.00	0.000	0.0	3.3	0.704	0.54	0.008	5.1
0.75	26.3	1.062	0.58	0.010	5.5	0.0	0.000	0.00	0.000	0.0	0.6	1.143	0.03	0.009	5.1
1.00	14.0	1.246	0.42	0.011	5.7	0.0	0.000	0.00	0.000	0.0	0.6	1.143	0.03	0.009	5.1
1.25	7.0	1.386	0.20	0.011	6.0	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0
1.50	0.4	1.555	0.02	0.010	6.2	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0
2.00	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0

Mine Development Associates April 30, 2005

	Technical Report, Idaho Cobalt Project
										Formation Capital Corporation				Page 151

Table 17.14 Ram 3013 Horizon Resources
3013			Measured:					Indicated:					Inferred:
Cutoff	000's	% Co % Cu oz Au/			Avg.	000's	% Co % Cu		oz Au/	Avg.	000's	% Co % Cu oz Au/			Avg.
	Tons			ton	True Thk Tons				ton	True Thk Tons			ton		True Thk
0.00	106.6	0.392	0.43	0.011	5.1	39.5	0.654	0.26	0.012	5.2	25.3	0.204	0.51	0.010	4.9
0.05	98.9	0.420	0.46	0.012	5.1	37.4	0.689	0.27	0.013	5.1	25.3	0.204	0.51	0.010	4.9
0.10	83.6	0.484	0.49	0.013	5.1	26.7	0.932	0.27	0.016	5.0	21.6	0.226	0.55	0.011	4.8
0.15	57.2	0.650	0.41	0.014	4.8	24.5	1.006	0.25	0.016	4.9	18.0	0.245	0.51	0.011	4.9
0.20	36.8	0.915	0.35	0.017	4.5	17.3	1.345	0.15	0.019	5.0	4.6	0.435	0.50	0.013	4.8
0.25	34.8	0.954	0.33	0.018	4.5	17.3	1.345	0.15	0.019	5.0	2.7	0.580	0.41	0.015	4.6
0.30	29.6	1.073	0.31	0.019	4.6	13.0	1.693	0.02	0.022	5.0	2.1	0.658	0.38	0.016	4.6
0.35	29.2	1.083	0.31	0.019	4.6	13.0	1.693	0.02	0.022	5.0	1.4	0.811	0.44	0.018	4.3
0.40	27.7	1.121	0.32	0.020	4.5	13.0	1.693	0.02	0.022	5.0	1.1	0.951	0.45	0.020	4.1
0.45	23.7	1.241	0.36	0.022	4.6	9.0	2.265	0.01	0.029	5.3	0.8	1.166	0.58	0.024	4.1
0.50	21.7	1.310	0.38	0.023	4.6	9.0	2.265	0.01	0.029	5.3	0.8	1.166	0.58	0.024	4.1
0.75	17.7	1.481	0.45	0.026	4.5	9.0	2.265	0.01	0.029	5.3	0.8	1.166	0.58	0.024	4.1
1.00	16.9	1.509	0.44	0.026	4.5	9.0	2.265	0.01	0.029	5.3	0.7	1.183	0.57	0.024	3.9
1.25	12.1	1.652	0.42	0.027	4.4	9.0	2.265	0.01	0.029	5.3	0.0	2.265	0.01	0.029	2.2
1.50	5.5	1.977	0.21	0.028	4.4	9.0	2.265	0.01	0.029	5.3	0.0	2.265	0.01	0.029	2.2
2.00	3.2	2.265	0.01	0.029	4.6	9.0	2.265	0.01	0.029	5.3	0.0	2.265	0.01	0.029	2.2

Table 17.15 Ram 3021 Horizon Resources

3021			Measured:					Indicated:					Inferred:
Cutoff	000's	% Co % Cu oz Au/			Avg.	000's	% Co % Cu oz Au/			Avg.	000's	% Co	% Cu oz Au/		Avg.
	Tons			ton	True Thk Tons				ton	True Thk Tons			ton		True Thk
0.00	353.7	0.252	0.44	0.010	6.2	49.0	0.149	0.61	0.006	6.7	134.3	0.205	0.45	0.008	6.4
0.05	340.8	0.260	0.45	0.010	6.2	43.5	0.163	0.66	0.006	6.6	#REF! #REF!		#REF! #REF!		#REF!
0.10	238.1	0.339	0.57	0.013	6.5	29.1	0.202	0.84	0.007	6.1	87.3	0.273	0.57	0.011	6.6
0.15	187.7	0.398	0.56	0.015	6.7	11.9	0.317	0.52	0.008	6.0	50.7	0.383	0.52	0.015	6.9
0.20	175.9	0.413	0.58	0.016	6.8	8.3	0.388	0.63	0.010	4.9	50.3	0.385	0.52	0.015	7.0
0.25	150.1	0.445	0.61	0.017	7.1	4.0	0.542	0.77	0.018	5.9	48.9	0.389	0.52	0.015	7.1
0.30	135.0	0.464	0.63	0.018	7.1	4.0	0.542	0.77	0.018	5.9	43.1	0.404	0.53	0.016	7.1
0.35	119.0	0.483	0.65	0.018	7.1	4.0	0.542	0.77	0.018	5.9	30.9	0.435	0.59	0.018	6.9
0.40	87.8	0.521	0.72	0.020	7.0	1.5	0.795	1.48	0.030	5.7	21.0	0.462	0.68	0.019	6.7
0.45	56.1	0.577	0.86	0.021	6.7	1.5	0.795	1.48	0.030	5.7	8.6	0.524	0.90	0.018	5.6
0.50	34.4	0.641	1.05	0.022	6.2	1.5	0.795	1.48	0.030	5.7	4.9	0.564	1.02	0.020	5.4
0.75	8.5	0.831	2.11	0.018	5.7	0.9	0.925	2.37	0.020	6.6	0.0	0.934	2.39	0.020	3.4
1.00	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0
1.25	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0
1.50	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0
2.00	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0

Mine Development Associates April 30, 2005

	Technical Report, Idaho Cobalt Project
										Formation Capital Corporation				Page 152

Table 17.16 Ram 3022 Horizon Resources
3022			Measured:					Indicated:					Inferred:
Cutoff	000's	% Co % Cu oz Au/			Avg.	000's	% Co % Cu oz Au/			Avg.	000's	% Co % Cu oz Au/			Avg.
	Tons			ton	True Thk Tons				ton True Thk Tons				ton		True Thk
0.00	391.1	0.471	0.46	0.012	6.5	190.8	0.488	0.38	0.011	6.5	281.5	0.330	0.26	0.007	7.6
0.05	380.8	0.483	0.47	0.012	6.6	183.8	0.505	0.39	0.011	6.7	256.5	0.360	0.28	0.008	7.9
0.10	352.7	0.516	0.49	0.012	6.8	173.0	0.532	0.40	0.011	6.9	228.0	0.396	0.30	0.008	8.3
0.15	308.8	0.571	0.54	0.014	6.9	146.1	0.608	0.46	0.013	7.0	124.3	0.623	0.49	0.013	8.1
0.20	299.5	0.584	0.55	0.014	7.0	137.8	0.635	0.46	0.013	7.0	97.7	0.752	0.47	0.015	8.1
0.25	283.1	0.605	0.56	0.015	7.1	131.1	0.656	0.47	0.014	7.1	88.9	0.805	0.50	0.017	8.2
0.30	258.7	0.636	0.57	0.015	7.3	111.9	0.721	0.48	0.014	7.2	87.5	0.813	0.50	0.017	8.3
0.35	213.6	0.701	0.52	0.016	7.5	92.3	0.806	0.47	0.015	7.3	79.6	0.862	0.52	0.018	8.5
0.40	187.4	0.747	0.52	0.017	7.6	87.9	0.828	0.48	0.015	7.3	79.6	0.862	0.52	0.018	8.5
0.45	146.9	0.836	0.53	0.017	7.7	80.2	0.866	0.47	0.015	7.4	73.7	0.897	0.51	0.016	8.5
0.50	123.7	0.904	0.54	0.018	7.7	69.3	0.929	0.49	0.015	7.3	72.3	0.906	0.52	0.017	8.6
0.75	95.9	0.984	0.63	0.018	8.0	55.1	1.010	0.55	0.016	7.4	50.1	1.053	0.60	0.018	7.9
1.00	41.9	1.096	0.81	0.019	7.3	37.1	1.086	0.60	0.015	7.0	40.0	1.104	0.65	0.018	8.3
1.25	3.1	1.433	0.27	0.039	7.6	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0
1.50	1.1	1.581	0.17	0.041	7.9	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0
2.00	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0

Table 17.17 Ram 3023 Horizon Resources

3023			Measured:					Indicated:					Inferred:
Cutoff	000's	% Co % Cu oz Au/			Avg.	000's	% Co % Cu oz Au/			Avg.	000's	% Co % Cu oz Au/			Avg.
	Tons			ton	True Thk Tons				ton	True Thk Tons			ton		True Thk
0.00	590.7	0.615	0.63	0.015	7.5	417.7	0.580	0.69	0.015	8.2	708.8	0.726	0.93	0.018	9.8
0.05	571.8	0.634	0.64	0.015	7.6	403.8	0.598	0.70	0.015	8.4	701.7	0.732	0.94	0.018	9.9
0.10	558.8	0.647	0.65	0.015	7.7	399.1	0.604	0.71	0.015	8.5	701.3	0.733	0.94	0.018	9.9
0.15	550.2	0.655	0.66	0.016	7.8	392.0	0.613	0.71	0.016	8.6	694.9	0.738	0.94	0.018	10.0
0.20	532.3	0.671	0.66	0.016	7.9	372.5	0.636	0.70	0.016	8.7	681.8	0.749	0.93	0.018	10.1
0.25	514.2	0.687	0.67	0.016	8.1	344.1	0.670	0.73	0.017	8.9	661.2	0.765	0.96	0.018	10.3
0.30	488.8	0.708	0.70	0.017	8.2	324.6	0.693	0.75	0.017	9.1	644.6	0.778	0.98	0.018	10.6
0.35	459.5	0.732	0.73	0.017	8.3	303.0	0.720	0.78	0.018	9.2	629.9	0.788	1.00	0.018	10.6
0.40	436.7	0.751	0.75	0.017	8.4	279.4	0.749	0.82	0.018	9.3	604.5	0.806	1.02	0.018	10.7
0.45	413.5	0.769	0.78	0.018	8.4	258.1	0.775	0.86	0.019	9.5	597.1	0.810	1.03	0.018	10.8
0.50	384.3	0.791	0.81	0.018	8.4	227.2	0.816	0.94	0.020	9.7	582.1	0.819	1.05	0.019	10.9
0.75	175.8	0.993	0.92	0.022	8.4	114.6	1.025	1.25	0.025	10.7	270.3	1.027	1.28	0.024	10.9
1.00	64.1	1.216	0.56	0.025	7.5	46.3	1.274	0.68	0.029	9.3	92.9	1.338	1.21	0.028	9.6
1.25	27.3	1.390	0.74	0.031	7.0	25.9	1.403	0.78	0.033	8.5	74.8	1.386	1.30	0.029	9.5
1.50	4.0	1.581	0.54	0.038	4.8	2.2	1.617	0.55	0.039	4.4	12.1	1.605	0.54	0.039	6.0
2.00	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0	0.0	0.000	0.00	0.000	0.0

Table 17.18 summarizes the Ram deposit resources at different cobalt cutoff grades. MDA believes that a cutoff grade between 0.20% and 0.30% Co is appropriate for reporting resources for the project.

Mine Development Associates April 30, 2005

	Technical Report, Idaho Cobalt Project
									Formation Capital Corporation					Page 153

Table 17.18 Ram Resources

Ram			Measured:				Indicated:						Inferred:
Cutoff	000's	% Co % Cu oz Au/			Avg.	000's	% Co % Cu oz Au/ Avg.				000's % Co % Cu oz Au/ Avg.
	Tons			ton	True Thk	Tons			ton True Thk Tons					ton True Thk
0.00	2,055.2	0.421	0.46	0.011	6.3	842.2	0.473	0.55	0.012	7.2	1,404.0	0.495	0.63	0.012	8.1
0.05	1,964.3	0.439	0.47	0.011	6.4	798.8	0.496	0.57	0.012	7.4	1,364.0	0.509	0.65	0.013	8.2
0.10	1,717.4	0.491	0.51	0.012	6.6	737.9	0.531	0.60	0.013	7.5	1,256.3	0.546	0.68	0.013	8.4
0.15	1,486.5	0.548	0.53	0.013	6.8	632.9	0.599	0.62	0.015	7.8	1,028.1	0.640	0.78	0.016	8.8
0.20	1,344.4	0.588	0.55	0.014	6.9	572.0	0.645	0.63	0.015	7.9	952.2	0.678	0.79	0.016	9.0
0.25	1,219.3	0.625	0.58	0.014	7.2	525.6	0.682	0.66	0.016	8.1	894.8	0.706	0.83	0.017	9.3
0.30	1,109.3	0.660	0.60	0.015	7.3	473.1	0.726	0.64	0.016	8.4	844.5	0.732	0.86	0.017	9.6
0.35	992.8	0.699	0.62	0.016	7.5	427.4	0.770	0.67	0.017	8.5	799.1	0.755	0.89	0.017	9.7
0.40	902.8	0.732	0.64	0.016	7.5	397.0	0.800	0.70	0.017	8.6	754.6	0.777	0.92	0.017	9.9
0.45	790.6	0.776	0.67	0.017	7.6	358.9	0.839	0.75	0.018	8.8	722.2	0.793	0.94	0.017	10.1
0.50	701.5	0.814	0.69	0.017	7.5	317.1	0.888	0.80	0.019	8.9	697.3	0.805	0.96	0.018	10.2
0.75	343.6	1.018	0.78	0.020	7.7	186.0	1.087	0.95	0.022	9.3	338.5	1.000	1.12	0.022	10.0
1.00	145.1	1.215	0.59	0.022	6.8	98.9	1.290	0.55	0.023	7.8	144.5	1.209	0.97	0.024	8.7
1.25	49.5	1.456	0.55	0.028	6.3	34.9	1.625	0.58	0.032	7.7	74.8	1.386	1.30	0.029	9.5
1.50	11.0	1.778	0.32	0.032	5.0	11.2	2.135	0.12	0.031	5.1	12.1	1.606	0.54	0.039	6.0
2.00	3.2	2.265	0.01	0.029	4.6	9.0	2.265	0.01	0.029	5.3	0.0	2.265	0.01	0.029	2.2

The tonnage of Measured and Indicated Ram resources has increased 67%, while the contained pounds of cobalt has increased 65% at a cutoff grade of 0.30% Co over the prior calculations. The average thickness of the horizons has increased by 36.6% to a true width of 7.7 ft. Drilling in the northern portions of the deposit was generally indicating narrow mineralized horizons, while drilling in section 400 and south of this section are indicating wide mineralized horizons. The deposit is open down dip and to the south and to the north, but much thinner than in the south. Table 17.19 illustrates the historic Measured and Indicated Ram resources calculated for the 2001 pre-feasibility study, while Table 17.20 show the 2005 updated resource estimate. Both estimates shown in Tables 17.19 and 17.20 used a 0.30% Co cutoff grade.

Table 17.19 Historic 2001 Pre-feasibility Measured and Indicated Ram Resource Estimate @ 0.30% Co Cutoff

	Tons				Avg True
Horizon	(000’s)	% Co	% Cu	oz Au/t	Width (ft)
HW	82	0.509	0.49	0.016	1.3
3021	95	0.51	0.87	0.019	5.8
3022	162	0.584	0.63	0.019	4.3
3023	488	0.825	0.54	0.019	7
3031	27	0.541	0.34	0.01	2.4
3032	52	0.483	0.79	0.007	3.1
3035	39	0.631	0.11	0.011	7.3
Total	945	0.69	0.57	0.018	5.6

Mine Development Associates April 30, 2005

Technical Report, Idaho Cobalt Project

Formation Capital Corporation Page 154

Table 17.20 2005 Measured and Indicated Ram Resource Estimate @ 0.30% Co Cutoff

Horizon			Measured & Indicated
	000's Tons	% Co	% Cu	oz Au/ton	Avg. Width	Avg. True Thk
3010	45.6	0.558	0.01	0.006	7.8	6.4
3011	29.0	0.471	0.22	0.010	8.7	7.1
3012	64.1	0.801	0.58	0.011	6.3	5.2
3013	42.6	1.262	0.22	0.020	5.8	4.7

HW	181.4	0.795	0.29	0.012	6.9	5.7
3021	138.9	0.466	0.63	0.018	8.7	7.1
3022	370.6	0.662	0.54	0.015	8.9	7.3
3023	813.4	0.702	0.72	0.017	10.4	8.6
3032	53.7	0.660	0.84	0.010	6.4	5.2
3035	24.3	0.607	0.12	0.011	7.9	6.4

Total	1,582.3	0.680	0.62	0.016	9.3	7.7

Table 17.21 summarizes the total Idaho Cobalt Project Measured and Indicated resources at a 0.20 and 0.30% Co cutoff grade, while Table 17.22 illustrates the Inferred resources of the entire project.

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Table 17.21 2005 Measured and Indicated Project Resource Estimate @ 0.20 and 0.30% Co Cutoff

0.3% Co Cutoff
Horizon			Measured & Indicated
	000's Tons	% Co	% Cu	oz Au/ton	Avg. Horizontal Thk	Avg. True Thk
E. Sunshine	100.5	0.422	0.94	0.014
1001	35.5	0.467	0.64	0.015	5.1	4.2
1003	169.1	0.710	0.23	0.016	4.7	3.8
1007	8.0	1.155	0.26	0.024	3.2	2.6

Sunshine	313.1	0.007	0.00	0.000
3010	45.6	0.558	0.01	0.006	7.8	6.4
3011	29.0	0.471	0.22	0.010	8.7	7.1
3012	64.1	0.801	0.58	0.011	6.3	5.2
3013	42.6	1.262	0.22	0.020	5.8	4.7

HW	181.4	0.795	0.29	0.012	6.9	5.7
3021	138.9	0.466	0.63	0.018	8.7	7.1
3022	370.6	0.662	0.54	0.015	8.9	7.3
3023	813.4	0.702	0.72	0.017	10.4	8.6
3032	53.7	0.660	0.84	0.010	6.4	5.2
3035	24.3	0.607	0.12	0.011	7.9	6.4

Total	1,895.4	0.667	0.598	0.016	9.3	7.7
0.2% Co Cutoff
Horizon			Measured & Indicated
	000's Tons	% Co	% Cu	oz Au/ton	Avg. Length	Avg. True Thk
E. Sunshine	100.5	0.422	0.94	0.014
1001	46.4	0.416	0.61	0.013	4.6	3.8
1003	205.8	0.628	0.27	0.014	4.7	3.9
1007	13.1	0.786	0.22	0.016	3.6	3.0

Sunshine	365.8	0.005	0.00	0.000
3010	79.8	0.419	0.05	0.005	7.0	5.7
3011	51.8	0.374	0.14	0.007	7.4	6.1
3012	101.5	0.596	0.68	0.010	6.4	5.2
3013	54.1	1.052	0.28	0.018	5.7	4.7

HW	287.2	0.593	0.33	0.010	6.6	5.4
3021	184.2	0.412	0.58	0.016	8.2	6.7
3022	437.4	0.600	0.52	0.014	8.6	7.0
3023	904.8	0.657	0.67	0.016	10.1	8.2
3032	78.6	0.529	0.72	0.008	6.5	5.3
3035	24.3	0.607	0.12	0.011	7.9	6.4

Total	2,282.3	0.596	0.561	0.014	7.4	6.1

Note: Widths based on Ram only. E. Sunshine based on 0.20% Co Cutoff

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Table 17.22 2005 Inferred Project Resource Estimate @ 0.30% Co Cutoff

Horizon				Inferred:
	000's Tons	% Co	% Cu	oz Au/ton	Avg. Length	Avg. True Thk
E. Sunshine	430.8	0.404	1.06	0.017
1001	0.1	0.335	0.02	0.002
1003	12.9	0.416	0.24	0.012
1007	0.0	0.000	0.00	0.000

Sunshine	443.7	0.404	1.04	0.017
3010	36.3	0.597	0.01	0.006	7.5	6.1
3011	1.3	0.314	0.06	0.004	7.9	6.5
3012	4.2	0.640	0.45	0.009	6.3	5.2
3013	2.1	0.658	0.38	0.016	5.6	4.6

HW	43.9	0.596	0.07	0.007	7.3	6.0
3021	43.1	0.404	0.53	0.016	8.6	7.1
3022	87.5	0.813	0.50	0.017	10.1	8.3
3023	644.6	0.778	0.98	0.018	12.9	10.6
3032	20.7	0.661	0.99	0.010	5.9	4.8
3035	4.6	0.507	0.12	0.009	7.3	6.0

Total	1,288.2	0.630	0.918	0.017	11.9	9.7

Note: Widths based on Ram only. E. Sunshine based on 0.20% Co Cutoff

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18.0 INTERPRETATION AND CONCLUSIONS

The Idaho Cobalt Project is an advanced stage development level project with Measured, Indicated, and Inferred resources that are based on over 100,000 feet of drilling in 163 drill holes (core). A final feasibility study is in the process of being completed during 2005. Geologic interpretations by Formation Capital are valid, representing multiple stratiform tabular Co-Cu-Au mineralized horizons in two deposits, Ram and Sunshine. Exploration data generated by Formation Capital are extensive, comprehensive, verifiable in the field, and are sufficient to warrant the estimation of resources that meet CIM standards. The Idaho Cobalt Project has advanced to the point of detailed project permitting and feasibility level engineering is being completed. There is both opportunity and risk, which Formation Capital should consider as the project progresses, as outlined in this section.

18.1 Opportunity

Recent drilling in 2004 at the Ram deposit resulted in increased total Measured and Indicated resources. There is considerable opportunity to increase total project Measured and Indicated resources by in-fill drilling of Inferred resources. Total project Inferred resources now total about 1.3 million tons with about half contained in the Ram. Additional drilling, both as in-fill drilling, and as extensions to horizons, has the potential to improve the total project resource, as well as the potential to convert Inferred resources to Measured and Indicated. The opportunity to extend the potential life of Formation Capital’s proposed mining project at Idaho Cobalt Project is therefore also likely. Completion of the feasibility study, additional drilling in the area of the initial stopes and an exploration adit is suggested prior to making a “go/no go” decision on the project.

Cobalt does appear to have the potential of a rapidly expanding market if electric cars gain acceptance. Cobalt oxides are expected to carry a premium over cobalt metal. The ICP will have the ability to produce cobalt oxide.

The opportunity to enter the cobalt market at a time when other sources (defense stockpile sales) are being depleted appears to be real.

18.2 Project Risks

Project risks include price fluctuation, geotechnical conditions, mine dilution, metallurgical characteristics, permit conditions, and reserve definition.

18.2.1 Price Fluctuation

Formation Capital has completed sufficient market research to have a reasonable understanding of expected cobalt pricing. During periods of copper and nickel oversupply it is unlikely new cobalt sources will be put into production. It would appear that, at least for the short term, cobalt will remain in the $15 to $18 per pound price range.

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18.2.2 Resource and Reserve Definition

Resource definition is very good on the Sunshine deposit, where drilling has been completed on fence lines every 50 ft, and the continuity of the deposit appears to be good. However, the majority of the resources for the project are contained in the Ram deposit, which has only been drilled along fences spaced 200 ft apart, for the most part. While the continuity of the Ram mineralization also appears to be good, the data spacing may be too far apart to accurately predict local occurrences of grade and thickness. Stope definition drilling is planned on 50 ft centers. Additional surface and underground drilling should shift resources from Inferred and Indicated to Indicated and Measured, respectively, reduce resource to reserve conversion risk and improve proposed mine development and production scheduling.

18.2.3 Unforeseen Problems

MDA believes completing an exploration decline and establishing test-mining areas would minimize potential project risks attributed to unforeseen problems. In addition to determining actual development advance rates and ground support requirements, this program would also help to establish mining methods, dilution, and actual cost information. Underground bulk sampling and drilling will help provide a comparison of the underground samples to projected reserves. Drifting on the mineralized horizons will also aid in the understanding of variances in geology and grade. Test mining could provide a bulk sample to compare with drill hole intercepts and additional samples for metallurgical testing.

18.2.4 Geotechnical Conditions

The geotechnical conditions have been evaluated on a preliminary basis. The rock conditions may present opportunities as well as risk. The risk is that areas may require more expensive support than assumed, or that more dilution may be encountered than planned. According to BMC’s project manager, about 10% of the workings in the Blackbird Mine required timber, and an additional 25% required bolting. MDA believes that shotcrete will prevent air slacking, which appears to be the most apparent support problem, based on review of available underground workings and core. As more information is gathered about conditions (ie, core) the geotechnical assessment should be updated. An underground exploration decline will gather a tremendous amount of geotechnical information.

18.2.5 Metallurgical Characteristics

Metallurgical testing has defined plant design parameters and is ongoing but not complete for the hydrometallurgical facility. The bulk sample obtained from the Ram by drilling yielded metallurgical test results. The testing for the hydrometallurgical plant is not complete. Further metallurgical testing of some unit operations as well as lab scale closed cycle testing will optimize the proposed flowsheets and improve assumptions. This is likely a risk and opportunity to improve on pre-feasibility assumptions.

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18.2.6 Environmental Considerations

The environmental risks of proposed mining operations may be minimized by limiting the amount of surface disturbance, limiting waste rock left on the surface to non-acid generating material, and sealing underground workings when completed. Shotcrete placed on underground workings will limit oxidation. These actions will limit environmental risk. Identifying and quantifying permit requirements will help reduce project risk at the time the project will require financing.

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19.0 OTHER RELEVANT DATA AND INFORMATION

Additional relevant information that have importance to the Idaho Cobalt Project are the current status of Permitting, and the Sunshine silver-gold refinery and hydrometallurgical plant, which was purchased by Formation Capital in 2002.

19.1	Permitting and Environmental

19.1.1	General

Formation Capital is pursuing permits for the ICP. Baseline data has been collected and submitted to the USDA Forest Service and other reviewing agencies. Formation Capital has submitted a Plan of Operations to the Forest Service to initiate the Environmental Impact Statement (EIS) process.

The baseline data collection has proceeded over several years, beginning in 2000 and continuing through the present, and all reports have been submitted to the reviewing agencies. In addition to baseline data collection reports, several reports analyzing the data and the impacts of the mine have also been submitted. The agencies have reviewed and commented on the reports, and in some cases requested additional information. These information requests have been filled in the reports listed on Table 19.1. The process of agency review and information requests, with responses by Formation Capital is ongoing at this time and is expected to continue through issuance of the permits.

The Forest Service must complete the EIS before any federal permits can be issued for the project. The EIS process includes: (1) scoping, (2) preparation of a Draft EIS, (3) public comment on the Draft EIS, (4) preparation of a Final EIS, and (5) execution of a Record of Decision. The Forest Service has completed scoping and is preparing a Draft EIS. Formation Capital is funding a third-party contractor, under a Memorandum of Understanding executed with the Forest Service, to assist the Forest Service in preparing the Draft EIS.

The following discussion represents a preliminary evaluation of the environmental and permitting issues for the Idaho Cobalt Project, provided during 2001 by Brent Bailey, formerly with Noranda and now with Formation Capital. The following discussion represents an evaluation of the environmental and permitting issues for the Idaho Cobalt Project. An updated plan of operations was submitted to the United States Forest Service on during February, 2005, and the Idaho and Federal regulatory processes. It identifies the salient issues that will most overtly affect the permitting process.

19.1.2 Issues
The major issues affecting project permitting are:
  meeting and maintaining water quality, particularly copper and cobalt, in the streams in the vicinity of the project;
  controlling Acid Rock Drainage (ARD) from the mine workings and waste rock disposal areas;

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possible impacts on Chinook and Steelhead salmon, the Bull Trout, and any other “Threatened and Endangered Species”;

protecting the Blackbird Mine remediation facilities;

transportation:
  of workers to and from the site,
  of supplies to the site, and
  of concentrates from the site; and

Reclamation and Closure of the site to restore the land-use to pre-mining conditions.

19.1.3 Permits Required

The permitting requirements are based on the determination that there will be separate locations for the mining/milling operations and the hydrometallurgical operation. It is expected that permitting the mine and mill will require considerably more effort than permitting the hydrometallurgical facility.

19.1.4 Mining and Milling Operation

A focal point of the permitting of the Idaho Cobalt Project is the approval of the Plan of Operation by the U.S. Forest Service. It has been determined that an Environmental Impact Statement (EIS) is required for approval of the project as prescribed by the National Environmental Policy Act. Whereas, the Salmon-Challis National Forest will be the lead agency, other agencies, such as the National Marine Fisheries, Environmental Protection Agency, and the U.S. Army Corps. of Engineers, and the Idaho Department of Environmental Quality, will participate or serve as co-leads or cooperating agencies. Essentially permitting and permit requirements include:

  Approval of the Plan of Operation from the Salmon-Challis National Forest requiring an Environmental Impact Statement (EIS);
  Consultation with the National Marine Fisheries Service (NMFS) for marine life and anadromous fish and the Fish and Wildlife Service for other plants and animal species pursuant to the Threatened and Endangered Species Act. Consultation involves the preparation of a Biological Assessment/Biological Evaluation;
  Air Quality Permit—Permit to Construct and a Permit to Operate (Site is in a Class II Air Shed);
  NPDES Water Quality Permit (Note: Planning of the mine and milling operations have eliminated any discharge thus eliminating the need to apply and secure a discharge permit.);
  Storm Water Permit;

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  Wetlands 404 Permit (Note: The Proposed Plan of Operations does not impact any wetlands defined in the area. The waste disposal area for the Ram is located in a nearby ravine that has been classified as “Other Water of the U.S”. The impact is small and the disposal operation can qualify for a permit under a “Nationwide Permit”.);
  Compliance w/ National Historic Preservation Act (Cultural Resources); and
  Water Rights.

19.1.5 Hydrometallurgical Processing Operation

Permitting of the Processing Operation (Cobalt Beneficiation Plant) will be impacted by the location of the facility.

Essentially permitting and permit requirements include:

  Building Permit from the public entity where the facility is located;
  Air Quality Permit;
  NPDES Water Quality Permit (if a zero discharge process cannot be developed);
  Storm Water Permit
  If a cyanide process is used to recover gold, an Idaho Cyanide Facility Permit will be required; and
  Waste Disposal Permit (The ease of securing this permit will depend on the nature of the residue from the processing operation.).
19.1.6 Permitting Process (General)

Formation Capital notes that the following steps in the permitting process have been accomplished.

Baseline Data – Draft reports have been completed for all disciplines:

Water Quality and Hydrology

Twenty-two surface water monitoring sites have been established at which stream flow measurements, field parameters and samples for chemical analysis have been collected 4 times per year. Twenty-two groundwater monitoring wells have been established and aquifer testing has been completed. Water levels, field parameters and samples for chemical analysis have been collected 4 times per year.

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Geochemistry

Waste rock samples were collected from core for both the Ram and Sunshine deposits. ABA tests were conducted and humidity cells established. The cells were run for 18 months. Tailings were collected from the lock cycle tests and ABA tests were conducted as well as humidity cells established. The cells were run for 18 months.

Geotechnical

Soil pits and geotechnical holes were drilled to define material properties beneath the proposed tailings disposal area, the water reservoirs and the waste dumps. In addition rheological test of the tailings has been completed.

Aquatic Biology

Fish counts have been conducted and riparian areas surveyed for the streams within the area. In addition samples of the biota have been collected and a benthic invertebrate study is being conducted.

Cultural Resources

A cultural resources inventory has been completed and accepted by the SHPO.

Air Quality

A weather station was established to monitor wind, precipitation and evaporation. Three years of data has been collected. In addition a site to monitor airborne particulate matter was also established and was run for two years.

Wildlife Biology

Wildlife surveys were conducted in 2001 and 2002, as the habitat is changing due to the Clear Creek Fire. An additional survey was conducted in 2004.

Soil

A soil type survey has been completed for the entire project area. The types have been defined and delineated.

Vegetation (Including Sensitive Species and Wetlands Delineation)

A vegetation survey has been conducted for the entire project area. The vegetation survey included sensitive and endangered plants. In addition a wetlands delineation was conducted for the project area.

Others

Surveys for noise, land use and visual impacts have been conducted.

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Technical Memoranda
Water/Mass Balance

A dynamics systems model (DSM) has been developed for the water balance of the project area. The model utilizes hydrological and climatological data for the area as well as descriptions of the operation. Mass loading of the water is being added from data derived from geochemical and water quality studies.

Transportation Plan

The transportation plan describes the type and numbers of vehicles which will be required to travel over Forest Service roads to access the property. WEP models have been developed as well as road logs describing the lines of sight at curves etc. The Spill Prevention and Response Plan, Snow Removal Plan and Conceptual Road Design have been incorporated into this document. A separate document has been prepared for and submitted to Noranda outlining methods which will be utilized to insure the protection of their facilities as access will be through the Blackbird Mine site.

Storm Water Management Plan

A draft Storm Water Management Plan has been completed and will be used as the basis for application for a multi-sector Storm Water NPDES permit.

Land Application

Sorption and desorption studies are completed on the Big Flat soils to assess the Feasibility of land applying excess water.

Mine Closure Analysis

Mine closure analysis is being conducted to assess the long term effects, if any, to the environment.

Aerial Mapping

A 5-foot contour map was produced for the project area using aerial photography.

In addition to the work described above, modifications to the initial Plan of Operations have been agreed to by Formation to address concerns raised during the Joint Revue Process. These changes have been reflected in the proposed Plan of Operations submitted February, 2005.

A summary list of the work completed as of February, 2005 is listed in Table 19.1.

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Table 19.1 Permitting Related Backup Documents
Title	Author	Date
Aquatic Baseline Condition, Technical Report	Karen Kuzis	October 2004
Comprehensive Air Quality Baseline and	James Gelhaus	October 2004
Emission Inventory of the Idaho Cobalt Project
Conceptual Design of the Tailing/Waste Rock	Telesto Solutions	August 2004
Facility and Water Management Ponds
Consolidated Baseline Hydrology Report	Shaw Environmental	December 2004
Environmental Response to Mining at the Idaho	Telesto Solutions	February 2005
Cobalt Project
Geochemical Baseline Report for the Idaho	Telesto Solutions	September 2004
Cobalt Project: Waste Rock, Ore, and Tailing
Geology and Mineral Resources Technical	Pegg Geological Consultants	October 2001
Report for the Idaho Cobalt Project
Geotechnical Data Report	MineFill Services	November 2000
Land Application Analysis Report for the Idaho	Cascade Earth Sciences	February 2005
Cobalt Project
Quality Assurance Project Plan, Surface Water	Shaw Environmental	August 2004
and Groundwater Monitoring Data Acquisition
Soils Technical Report for the Idaho Cobalt	Intermountain Resources	January 2002
Project
Storm Water Management Plan for the Idaho	Telesto Solutions	January 2005
Cobalt Project
Surface Water and Groundwater Monitoring	Shaw Environmental	August 2004
Plan
Threatened or Endangered and Sensitive Plant	Intermountain Resources	September 2004
Species Survey
Transportation Baseline Report and	Turkey Tracks Enterprises	December 2004
Transportation Plan
Vegetation Report	Intermountain Resources	September 2004
Wetlands and Other Waters of the U.S.	Intermountain Resources	September 2004
Inventory, 2000-2004 Wetland Delineation
Air Quality analysis	James Gelhaus	October 2004
Data Validation Report 2004	Shaw Environmental	March 2005

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19.1.7 Environmental

From 1995 to 1998, the U.S. Environmental Protection Agency, in conjunction with BMC and other governmental agencies, has been involved with clean-up and removal of Co-Cu waste rock piles at the Blackbird Mine; and is continuing environmental monitoring. However, these clean-up activities will need to be addressed in the permitting process for any future mining activities. The exploration by Formation Capital since 1995 at the Idaho Cobalt Project has been in compliance with USFS permits, and Formation Capital has an active dialog with the USFS as the permitting process moves forward. The current conceptual planning for mining and processing at the Idaho Cobalt Project is for the operation to discharge (land application) treated water due to the natural water balance in the area.

19.2 Sunshine Silver-Gold Refinery and Hydrometallurgical Plant

In September of 2002, Formation Capital purchased the Sunshine silver-gold refinery and hydrometallurgical plant located near Kellogg, Idaho, about 250 miles distant from the Idaho Cobalt Project. The intent is to convert a portion of the refinery to be able to process Co-Cu-Au concentrates that would be derived from the Idaho Cobalt Project. As contemplated, the Sunshine plant will provide Formation Capital significant opportunity to be a fully integrated cobalt producer; with the goal of producing cobalt metal products for direct sale into the market, thus eliminating contract smelter charges. The gold-silver refinery is currently in operation, as a custom silver refinery, and was considered as part of the 2001 pre-feasibility processing/refining flow sheets. While additional metallurgical testing and process design is being completed, with modification, the hydrometallurgical plant will provide the opportunity for Formation Capital to produce cobalt oxide/hydroxide/carbonate products at a premium to the market price for cobalt metal. Details of the process will be in the feasibility study which Formation Capital has initiated.

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20.0 RECOMMENDATIONS

Recommendations for the Idaho Cobalt Project consist of specific activities to be implemented in order to advance the project to a stage at which a production decision can be made. Those recommendations are summarized in this section. The definition of reserves, mine design and operational details, and more accurate cost estimates must be determined in a feasibility study and Formation Capital has initiated this feasibility study process.

20.1 Feasibility Program

The feasibility study and permitting program will cost an estimated $3.5 -4.5 million to complete. The feasibility program costs are considered sunk costs, as they are expended prior to a decision to proceed with the project. The feasibility program work includes the following:

  Optimize hydrometallurgical process flowsheets through testing of unit operations and closed loop lab scale testing.
  Obtain permits.
  Obtain marketing agreements from potential customers.
  Complete the final feasibility program and proceed with engineering, final design, and initial procurement immediately following the feasibility, if favorable.
  Initiate an exploration decline to obtain more detailed information on the geologic, geotechnical, and geochemical character of the ore grade material in the area where initial mining is projected. The fact that there has been extensive mining from a neighboring deposit should also be taken into account when considering this program.
  Complete additional drilling on the south end of the Ram deposit. The south end of the Ram is open to the south and at depth. This is the widest portion of the main zone containing ore grade mineralization, and will the first portion of the deposit that is planned to be mined.

Preparation for development should begin as soon as it appears that project permitting will be finalized, following a favorable final feasibility study and the completion of the exploration decline. Long lead time equipment should be ordered, pending results of the feasibility and exploration decline.

20.2 Exploration Drilling

Additional core drilling is suggested to better define existing resources, to improve the knowledge of the ore zones, and to minimize risk in the area where mining is projected to start. The Ram deposit resource increased in size as a result of the 2004 drilling; however, the deposit is currently defined by fences of drill holes on 200 foot spacing. While additional exploration drilling at depth and along strike has the potential to add resource tons, it is recommended that additional in-fill drilling be done to improve confidence of grade continuity within Ram main zone horizons that will initially be mined. A program of five to eight drill holes is suggested for a portion of the Ram, as in-fill to provide added confidence the areas mined initially in the south portion of the ram.

The proposed drilling is estimated to cost about $35 per foot, for a total cost of approximately $400,000.

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20.3 Other Geological Work

Formation Capital has assembled a substantial multi-element geochemical database of the Ram deposit for use in identifying potentially deleterious constituents in the ore-grade material for metallurgical purposes. In addition, fine tuning the oxide/sulfide interface could be beneficial in future modeling. While it appears that none of the subtle spatial changes in geochemistry are significant enough to impact the metallurgy, MDA believes that additional information could be gleaned from the data. We suggest that, as part of Formation Capital’s ongoing efforts to increase their understanding of the Ram deposit, Formation Capital construct interpretive geochemical cross sections and long sections to better characterize the deposit.

MDA believes that these other geologic studies will be done using information already in hand or arising out of the drill program proposed in Section 20.2. The cost to complete the studies is estimated to be in the order of $100,000.

20.4 Budget

The recommendations stated above require expenditures totaling $3.5 -$4.5 million. As listed below:

Program of Infill drilling			$400,000
Additional Geological/Geochemical work			$100,000
Project Feasibility Study and Permitting	$3,000,000	to	$4,000,000
TOTAL	$3,500,000	to	$4,500,000

The time frame to complete the above (excluding project permitting) is estimated at six months, with the exception of the exploration decline, which could add six to nine months, depending on when the permit to complete an exploration decline is completed.

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21.0 REFERENCES

Anderson, Corby G.

2000a: Metallurgical Testing of RAM Ore. Consultant’s report for Formation Capital Corporation by The Center for Advanced Mineral & Metallurgical Processing.

Anderson, Corby G.

2000b: Task V Technical Assistance for Determination of Smelter Acceptance and Terms for Concentrate Processing. Consultant’s report for Formation Capital Corporation by The Center for Advanced Mineral & Metallurgical Processing.

Baer, Roger and Daggett, DeWitt

1981: An Exploration and Preliminary Engineering Evaluation of the Sunshine Prospect, Blackbird Mining District, Lemhi County, Idaho. Part 2: Geotechnical Evaluation. In-house report for

     Noranda Exploration Inc. Balwin, David

2001: Correspondence with Neil Prenn regarding groundwater levels and hydraulic head in the vicinity of the proposed portal for a spiral decline into the Ram deposit.

Banning, Steven W.
1982:	Metallurgical Investigations of Blackbird Cobalt-Copper Ores.	Report prepared for Noranda
Mining Inc.

Banning, Steven W.

1986: Flotation Testing of Blackbird “Satellite” Ores. Report prepared for Noranda Mining Inc.

Daggett, M. DeWitt

1981: An Exploration and Preliminary Engineering Evaluation of the Sunshine Prospect, Blackbird Mining District, Lemhi County, Idaho. Part 3: Geology. In-house report for Noranda

Exploration Inc

Daggett, M. DeWitt and Baer, Roger L.

1981: An Exploration and Preliminary Engineering Evaluation of the Sunshine Prospect, Blackbird Mining District, Lemhi County, Idaho. In-house report for Noranda Exploration Inc.

Evans, Karl V., Nash, J. Thomas, Miller, William R., Kleinkopf, M. Dean, and Campbell David L. 1986: Blackbird Co-Cu Deposits in Preliminary compilation of descriptive geoenvironmental mineral deposit models, U.S. Geological Survey Open-File Report 95-0831, du Bray Edward A., ed. Formation Capital Corporation, U.S.

1996: Summary and Progress Report on Formation Capital Corporation’s Cobalt Properties in the State of Idaho, U.S.A. In-house report.

Formation Capital Corporation U.S. Field Staff

1998: Report on the Reserve/Resource Estimates for Sunshine Lode, East Sunshine and Ram Prospects. In-house report for Formation Capital Corporation.

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Formation Capital Corporation, U.S.

2005 : Idaho Cobalt Project Plan of Operations. Submitted by Formation Capital Corp. to United States Forest Service, Salmon-Challis National Forest.

Gow, Neil N.

1995: A Report on the Blackpine and Sunshine Properties, Lemhi County, Idaho. Consultant’s report by Roscoe, Postle Associates Inc.

Hõy, Trygve

1995: Blackbird Sediment-hosted Cu-Co, in Selected British Columbia Mineral Deposit Profiles, Volume 1 - Metallics and Coal, Lefebure, D.V. and Ray, G.E., Editors, British Columbia Ministry of Energy of Employment and Investment, Open File 1995-20, pages 41-44.

Hughes, Gordon J.

1993: A Deposit Model and Exploration Guidelines for the Blackpine Cu-Au-Co Sulfide System, Lemhi County, Idaho. Consultant’s report prepared for Formation Capital Corporation.

MacFarlane, Ross

2002: Letter to Clubb Capital Ltd. summarizing a review of the Idaho Cobalt Project by Watts, Griffis and McOuat Limited.

McLoren, Heather and Anderson, Corby G.

1999: Ram Core Sample Strength Testing. Consultant’s report for Formation Capital Corporation by The Center for Advanced Mineral & Metallurgical Processing.

Pegg, Rex

1997: Report on the Reserve/Resource Calculations for the Sunshine and East Sunshine Lodes, Sunshine Property, Idaho, U.S.A. Consultant’s report for Formation Capital Corporation.

Prenn, Neil B

     1998: Pre-Feasibility Study of the Cobalt, Copper, and Gold, at the Sunshine Project, Lemhi County, Idaho Prenn, Neil B.

1999a: Sunshine Deposit cash flow studies with “optimized capital”. Memo from Mine Development Associates to Formation Capital Corp.

Prenn, Neil B.

1999b: Reserve and Economic Updates of the Cobalt, Copper, and Gold Deposit at the Sunshine Project, Lemhi County, Idaho. Consultant’s report by Mine Development Associates for

Formation Capital Corporation.

Prenn, Neil B, Muerhoff, Charles and Blattman, Matt
2001:	Pre-Feasibility Study of the Idaho Cobalt Project, Lemhi County, Idaho.	Consultant’s report
by Mine Development Associates for Formation Capital Corporation.

Prenn, Neil B.

2005 : Resource Update for the Idaho Cobalt Project. Report from Mine Development Associates to Formation Capital Corp.

Mine Development Associates April 30, 2005

Technical Report, Idaho Cobalt Project
	Formation Capital Corporation	Page 171

Staff of Noranda Mining Inc.
1982:	Blackbird Project Feasibility Study, Detailed Calculations, Book 1 of 2. In-house report.
1982:	Blackbird Project Feasibility Study, Detailed Calculations and Support Data, Book 2 of 2. In-
house report.
1984:	Blackbird Project, Cobalt, Idaho, Property Description. In-house report.

Tysdal, R. G.

2002: Revision of Middle Proterozoic Yellowjacket Formation, Central Idaho, USGS Professional Paper 1601A

United States Environmental Protection Agency (EPA)

1997: Blackbird Mine site Cleanup; EPA Fact Sheet, September 8, 1997.

United States Environmental Protection Agency (EPA)

1998: Blackbird Mine, Idaho; Superfund Fact Sheet, June 1998.

Mine Development Associates April 30, 2005

Technical Report, Idaho Cobalt Project

Formation Capital Corporation Page 172

22.0 CERTIFICATE OF AUTHORS

I, Neil B. Prenn, of Reno, Nevada, do hereby certify:

1. I am currently employed as Principal Engineer by: Mine Development Associates, Inc. 210 South Rock Blvd. Reno, Nevada 89502.

2.	I graduated with an Engineer of Mines degree from the Colorado School of Mines in 1967.

3.	I am a Registered Professional Mining Engineer in the state of Nevada (#7844) and a member of the Society of Mining Engineers and councilor-at-large for the Mining and Metallurgical Society of America.

4.	I have worked as an engineer for a total of 35 years.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of the technical report titled National Instrument 43-101 Technical Report, Idaho Cobalt Project, Lemhi County, Idaho USA dated April 30, 2005 (the “Technical Report”) relating to the Idaho Cobalt Property. I visited the Idaho Cobalt property on a number of occasions, with the most recent during February 18 and 19, 2005.

7.	I have had the following involvement with the Idaho Cobalt Project: 1998: Pre-Feasibility Study of the Cobalt, Copper, and Gold, at the Sunshine Project, Lemhi County, Idaho; 1999:Sunshine Deposit cash flow studies with “optimized capital”. 1999: Reserve and Economic Updates of the Cobalt, Copper, and Gold Deposit at the Sunshine Project, Lemhi County, Idaho; 2001: Pre- Feasibility Study of the Idaho Cobalt Project, Lemhi County, Idaho. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.	That I have read National Instrument 43-101 and Form 43-101 and that this technical report was prepared in compliance with National Instrument 43-101.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43- 101.

Mine Development Associates April 30, 2005

Technical Report, Idaho Cobalt Project

Formation Capital Corporation Page 173

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of April 2005.
“Neil B Prenn” Signature of Qualified Person
Neil B. Prenn Print Name of Qualified Person

Mine Development Associates April 30, 2005

Technical Report, Idaho Cobalt Project

Formation Capital Corporation Page 174

Allan V. Moran Geologist 62463 E. Northwood Rd. Tucson, Arizona, U.S.A. 85739 Phone: 520-825-0244 Email: allanvmoran@cs.com

CERTIFICATE of AUTHOR

I, Allan V. Moran, a Registered Geologist and a Certified Professional Geologist, do hereby certify that:

1.	I am currently self-employed, as a consulting geologist to the mining and mineral exploration industry, working out of my personal residence of 62463 E. Northwood Rd., Tucson, Arizona, U.S.A., 85739.

2.	I graduated with a Bachelors of Science Degree in Geological Engineering from the Colorado School of Mines, Golden, Colorado, USA; May 1970.

3.	I am a Registered Geologist in the State of Oregon, USA, # G-313, and have been since 1978.

4.	I am a Certified Professional Geologist through membership in the American Institute of Professional Geologists, CPG - 09565, and have been since 1995.

5.	I have been employed as a geologist in the mining and mineral exploration business, continuously, for the past 33 years, since my graduation from university.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for the compilation and editing of all sections of the technical report titled Idaho Cobalt Project, Lemhi County, Idaho, U.S.A., and dated April 30, 2005 (the “Technical Report”) relating to the Idaho Cobalt Project. I have not personally visited the Idaho Cobalt Project.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

Mine Development Associates April 30, 2005

Technical Report, Idaho Cobalt Project

Formation Capital Corporation Page 175

10.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43- 101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report.

Dated in Tucson, Arizona, April 30, 2005.
“Allan V Moran” Signature of Qualified Person
Allan V. Moran Printed name of Qualified Person

Mine Development Associates April 30, 2005

Certificate of Author

I, Hannelie de Beer, of Randburg, South Africa, do hereby certify that:

1	This certificate applies to the “Cobalt Chemicals Market Review” prepared for Formation Capital Corporation, dated March 31, 2005;

2	I am a graduate of the Rand Afrikaans University is South Africa, with a Doctorate of Philosophy in Chemistry (1994);

3	I have further been awarded a Masters Degree in Business Management by the Henley Management College in England (2003);

4	I am a registered and full member of the South African Chemical Institute (1989) and the Geological Society of South Africa (2003);

5	I am self-employed as a technical and commercial consultant to the minerals and mining industry;

6	I have worked as a minerals and process chemist within the Southern African Mining Industry since 1989, with companies such as Mintek and Anglovaal Mining Limited;

7	I have been involved in technical, commercial and marketing activities within the cobalt industry since 1997, both with Anglovaal and as an independent consultant;

8	I believe that this report accurately reflects the subject matter;

9	I am not a qualified person as defined in National Instrument 43-101;

10	I am independent of Formation Capital Corporation and hold no shares or other compensation outside of consulting on the cobalt market;

11	I consent to the filing of the Market Review, in whole or part, with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, as required by the company.

12	I understand and authorize that this report may be included and used as part of a larger Definitive Feasibility Study being completed on Formation Capital Corporation’s Idaho Cobalt Project.

Dated at Randburg, South Africa, this 31st day of March, 2005

HANNELIE DE BEER M.Sc. Ph.D. MBA

+27 11 478 3961 hannelie@global.co.za

Address: 18 Gillard Drive, Cresta, Randburg, 2194, South Africa

APPENDIX A

THE COBALT MARKET

Appendix A: Recent Cobalt Prices, April 2005

In early April, 2005, a check of public-domain sources for information on cobalt prices yielded the following information, obtained from http://wmc-cobalt.com.

Table A-2: Recent Cobalt Sales by WMC

Sale Date			Quantity Delivery Date Price (US$/lb)					Location
5 Apr 2005			5	MT	Apr 2005		$17.95	Europe
1 Apr 2005			>10 MT		May 2005		$17.95	North America
24	Mar	2005	10 MT		May 2005		$17.75	North America
23	Mar	2005	5	MT	May 2005		$16.75	North America
23	Mar	2005	5	MT	Apr 2005		$16.75	Europe
23	Mar	2005	10 MT		Apr 2005		$15.75	Europe
22	Mar	2005	10 MT		May 2005		$15.20	North America
18	Mar	2005	5	MT	Apr 2005		$15.20	North America
16	Mar	2005	10 MT		Mar	2005	$14.85	Asia
10	Mar	2005	5	MT	Mar	2005	$15.35	Europe
10	Mar	2005	5	MT	Mar	2005	$15.35	Europe
9 Mar 2005			5	MT	Apr 2005		$15.35	North America
9 Mar 2005			5	MT	Apr 2005		$15.35	North America
9 Mar 2005			5	MT	Apr 2005		$15.35	North America
4 Mar 2005			5	MT	Apr 2005		$16.00	North America
24	Feb	2005	5	MT	Mar	2005	$17.15	Europe
22	Feb	2005	10 MT		Feb	2005	$17.15	Europe
18	Feb	2005	5	MT	Feb	2005	$17.80	Europe
16	Feb	2005	5	MT	Feb	2005	$17.80	Europe
4 Feb 2005			5	MT	Mar	2005	$19.25	North America
4 Feb 2005			5	MT	Mar	2005	$19.25	North America
2 Feb 2005			5	MT	Mar	2005	$19.25	North America
24 Jan 2005			5	MT	Jan 2005		$19.25	Europe
24 Jan 2005			5	MT	Feb	2005	$19.25	North America
17 Jan 2005			5	MT	Jan 2005		$19.10	Europe
17 Jan 2005			5	MT	Jan 2005		$19.10	Europe
4 Jan 2005			10 MT		Feb	2005	$19.14	Europe
4 Jan 2005			10 MT		Feb	2005	$19.14	Europe
	MT=metric tons (tonnes)

Appendix A

Figure A-1: Chart of Cobalt Prices, 2003

Notes:	COSS refers to WMC’s Cobalt Open Sales System
	MB refers to Metal Bulleting
	99.8 and 99.3 refer to percent purity of cobalt metal

Figure A-2: Chart of Cobalt Prices, March 2004-February 2005

	Table A-3: Commodity Price Data for Copper and Gold

		Annual averages				Quarterly averages		Monthly averages
		Jan-	Jan-	Jan-	Oct-	Jan- Apr- Jul-	Oct-
		Dec	Dec	Feb	Dec	Mar Jun Sep	Dec	Dec Jan	Feb
Commodity Unit		2003	2004	2005	2003	2004 2004 2004	2004	2004 2005	2005
Metals	and
Minerals
Copper	$/mt	1,779	2,866	3,212	2,059	2,731 2,790 2,850	3,093	3,145 3,170	3,254
Copper	$/lb	0.81	1.30	1.46	0.93	1.24 1.27 1.29	1.40	1.43 1.44	1.48
Gold	$/toz	363.5	409.2	423.7	391.9	408.4 393.1 401.3	434.0	442.1 424.0	423.4

This report is extracted from one provided by the World Bank on the Internet at http://www.worldbank.org/prospects For copper, conversions from $/mt to $/lb were done by A.V. Moran metric = metric tonne; lb = pound; toz = troy ounce, $ = US dollar

Appendix A

The following information was obtained from the Cobalt Development Institute, at http://www.thecdi.com/statistics/index.html. The Cobalt Institute, formed in 1982, is an international organization, as an association of producers, users, and traders of cobalt; currently there are 44 members from 18 countries, including all the major cobalt producers. The Institute website provides topical information on cobalt uses, supply, and demand, including the information in table A-4.

Table A-4 Cobalt Production Statistics (MT)
Refined Cobalt Availability
Member companies	1996	1997	1998	1999	2000	2001	2002	2003
CTT Morocco	80	220	241	470	1200	1200	1100	1100
Falconbridge Norway	3099	3417	3851	4009	3433	3314	3993	4556
ICCI Canada	2070	2250	2640	2770	2855	2943	3065	3141
Inco Canada	1544	1500	1740	1420	1470	1450	1480	1000
OMG Finland	4160	5000	5250	6200	7700	8100	8200	7990
QNI Australia		617	1395	1539	1520	1818	1863	1800
Sumitomo Japan	228	263	329	221	311	350	354	379
Zambia	4799	3949	5011	3946	2316	2789	4344	4500
Eramet France	174	159	172	180	204	199	176	181
Union Miniere Belguim	1200	1200	1200	950	1110	1090	1135	1704
Total	17354	18575	21829	21705	22119	23253	25710	26351
Non-Member companies
Brazil	193	266	364	630	792	889	960	1097
Bulong				79	192	203	200	0
China	1200	1200	1200	1200	1200	1470	1842	4576
Gecamines	3540	2808	4490	5180	4320	3199	2149	1200
India		110	120	120	206	250	270	255
Mopani Copper Zambia					1026	1876	1800	2050
RSA South Africa	292	294	320	320	320	252	256	307
Russia	2700	3800	3700	4000	4100	4600	4200	4654
Kasese Uganda				77	420	634	450	0
Murrin Murrin Australia				83	925	1452	1838	2039
Total	7925	8478	10194	11689	13501	14825	13965	16178
Other Sources of Supply
DLA Deliveries	2052	1621	2310	1679	3083	1893	1284	1987
Other Stockpiles	500
Total	2552	1621	2310	1679	3083	1893	1284	1987

Appendix A

Total Supply

27831 28674 34333 35073 38704 39971 40959 44516

(MT = Metric tonnes)

COBALT CHEMICALS MARKET

REVIEW

Prepared For

FORMATION CAPITAL CORPORATION

By Dr. Hannelie de Beer March 2005

EXECUTIVE SUMMARY

Cobalt is a strategic and critical metal, which, because of its unique chemical and physical properties, is used mainly in specialist industrial and military applications. In addition to its numerous applications in the aerospace industry, cobalt is also used to make magnets, corrosion and wear resistant alloys, high speed cutting steels, cemented carbides (hardmetals), diamond tools, catalysts for petroleum and chemical industries, drying agents, pigments, battery components, steel belted tires, prosthetics and magnetic recording media.

Depending on the application, cobalt is consumed either as metal, powder or chemicals. In 2003, chemicals accounted for more than 40% of the 45,800t of (end-use) cobalt consumed globally, with more than half of this being produced using metal as starting material. Cobalt chemicals adhere to stringent chemical and physical specification and usually attain premiums from US$1.00 to US$4.00 per pound of contained cobalt, over the prevailing metal price. The main applications for chemicals are the rechargeable battery industry, catalysts, pigments, adhesives and driers, with the biggest growth anticipated in the first two.

Whilst cobalt is mined and refined by a relatively large number of operators globally, the number of chemical producers is limited. In fact, the two market leaders – OMG and Umicore – probably produce more than 75% of all commercially manufactured chemicals. OMG has a distinct advantage over its rivals, in that it sources most of its cobalt feed material from its own operations. It does however need to transport the low-grade ores and concentrates from all over the world, to its facility in Europe, thus adding to its overall processing costs.

Despite the current and anticipated growth in demand for cobalt chemicals, only a limited number of new players have entered the chemical manufacturing industry in recent years. In fact, the squeeze in product margins has led to some players being eliminated from the market. Umicore is continuously expanding its capacity in Asia, yet OMG has indicated that it does not anticipate increasing its existing capacity in the foreseeable future. The proportion of cobalt chemicals supplied from primary manufacturing is therefore expected to decline, presenting an extensive opportunity in the market. It is not anticipated that any of the current metal producers will spend additional capital to diversify their product range; this opportunity therefore lies at the door of the new cobalt projects that are forecasted to come on stream in the next few years.

Considering all the above, the Idaho Cobalt Project (ICP) should investigate and evaluate the opportunity to produce cobalt chemicals rather than producing metal. Not only will ICP become the first cobalt producer on US soil, it could – more importantly - become a primary chemical producer with both its feed and refinery in the same country. Cobalt demand in the USA is in excess of 8,000tpy, which means that ICP could essentially place its entire anticipated production of 1,500tpy in the local market – irrespective of the product form.

Providing that the cobalt metal meets the general industry requirements, it can be expected that placement of the metal, as broken cathode, will not require an extraordinary marketing effort. However,

with the US cobalt chemicals industry currently being serviced by global players with US based manufacturing facilities, it seems inevitable that a substantial effort and revolutionary marketing approach will be required for entry into the market and to secure a portion of the competition’s market share. This option does however offer an opportunity for ICP to attain premiums on the cobalt price and whilst ICP’s overall production costs should be less than those of the other manufacturers, ICP could potentially present a price benefit to the consumers.

It is recommended that ICP gear its processes to the production of high purity cobalt salts, to not only supply the local chemicals markets, but to offer an alternative to those industries that usually leach the cathode, for further processing as a cobalt liquor.

ICP should aim to enter into long-term supply agreements within both established and new growth industries for at least half of its production, with the rest being placed on short-term and spot basis. This approach will allow for additional profit taking from short-term upswings in the cobalt price, whilst reducing the risk of non-delivery on long-term contracts, when unexpected plant shutdowns or slow-downs occur.

This report presents an update of the cobalt industry, with specific focus on chemicals. It investigates the consumption of cobalt chemicals by form, application and region and further presents a discussion on the physico-chemical requirements and pricing mechanisms of some of the cobalt chemicals.

____________________ Dr. Hannelie de Beer March 2005